     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1997

                                                      REGISTRATION NO. 333-17679
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          8099                  33-0730363
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
              OF                 CLASSIFICATION CODE NUMBER)     IDENTIFICATION
INCORPORATION OR ORGANIZATION)                                      NUMBER)

                                3540 HOWARD WAY
                       COSTA MESA, CALIFORNIA 92626-1417
                                 (714) 436-4800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JACK D. MASSIMINO
                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                                3540 HOWARD WAY
                       COSTA MESA, CALIFORNIA 92626-1417
                                 (714) 436-4800
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                         ------------------------------

                                    COPY TO:
                              C. JAMES LEVIN, ESQ.
                             O'MELVENY & MYERS LLP
                             400 SOUTH HOPE STREET
                       LOS ANGELES, CALIFORNIA 90071-2899
                                 (213) 669-6000
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                           --------------------------

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), CHECK THE FOLLOWING BOX. /X/

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. / /
                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                2,772,000 SHARES

                      TALBERT MEDICAL MANAGEMENT HOLDINGS

                                  CORPORATION

 [LOGO]

                                  COMMON STOCK
                           --------------------------

    In connection with the merger of FHP International Corporation ("FHP") and PacifiCare Health Systems, Inc. ("PacifiCare"), transferable rights ("Rights") to subscribe for 92.4% of the shares of Common Stock of Talbert Medical Management Holdings Corporation, a Delaware corporation ("TMMHC" and, together with its subsidiaries and affiliated medical groups, the "Company", unless otherwise noted), for $21.50 per share (the "Subscription Price") are being delivered to the common and preferred stockholders of FHP (the "Offering") as part of the consideration payable in the merger. FHP stockholders will receive Rights based on the number of shares of FHP Common Stock and FHP Preferred Stock held of record at the effective time of the merger (the "Effective Time"), which was 1:55 p.m., Eastern Standard Time, on February 14, 1997. FHP stockholders will receive one Right for every 21.19154 shares of FHP Common Stock and one Right for every 26.27752 shares of FHP Preferred Stock. Rights holders may purchase one share of the Company's Common Stock with each Right and also may subscribe for additional shares of the Company's Common Stock in accordance with the Additional Subscription Privilege described under "The Offering--Additional Subscription Privilege." The Rights will be evidenced by transferable subscription certificates. Prior to the Offering, there has not been a public market for the Common Stock of the Company. See "The Offering" for factors that were considered in determining the Subscription Price. If fully subscribed, the proceeds of the Offering will be approximately $59.6 million. Proceeds of the Offering will be used to repay indebtedness to FHP of approximately $59.6 million incurred in the Company's acquisition of FHP's equity interest in Talbert Medical Management Corporation and Talbert Health Services Corporation. The Company will sell to FHP any shares of Common Stock unsubscribed for in the Offering in exchange for the cancellation of any remaining such indebtedness. The Company and FHP have entered into an agreement with respect to certain aspects of FHP's ownership of any Common Stock FHP acquires. See "Relationship with FHP and PacifiCare Following the Offering--Standstill Agreement."

    The Rights will be exercisable only during the subscription period, which
will expire at 5:00 P.M., Eastern Daylight Time, on May   , 1997 (the
"Expiration Date"). The Rights will be valueless thereafter. Rights may not be exercised to the extent that the holder would become the beneficial owner of more than 8% of the Common Stock outstanding or the holder's FHP Ownership Percentage (as defined herein), whichever is greater. See "The Offering--Exercise Cap." Holders of Rights are encouraged to consider carefully with their tax and financial advisors the exercise or sale of the Rights prior to their expiration, since they become valueless once they expire. Failure to take any action with respect to the Rights could have adverse tax and financial consequences, including the recognition of short-term loss equal to the basis in the Rights. See "The Offering-- Certain Federal Income Tax Consequences."

    The Rights and the Common Stock have been approved for quotation on the Nasdaq National Market under the symbols "TMMCR" and "TMMC," respectively. Trading in the Rights will cease on the Expiration Date.

    AN INVESTMENT IN THE COMMON STOCK IS SUBJECT TO SUBSTANTIAL RISK OF LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                             REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

 FEDERAL AND CERTAIN STATE LAWS PROHIBIT THE COMPANY FROM BILLING FOR BUSINESS
     REFERRED TO THE COMPANY BY A PHYSICIAN IF THE PHYSICIAN OR ANY OF THE PHYSICIAN'S IMMEDIATE FAMILY MEMBERS HAVE CERTAIN PROSCRIBED SPECIAL
   RELATIONSHIPS WITH THE COMPANY, INCLUDING OWNERSHIP OF ITS COMMON STOCK.
     ACCORDINGLY, A PHYSICIAN WHO IS REFERRING BUSINESS TO THE COMPANY, OR
        A PERSON WHO IS AN IMMEDIATE FAMILY MEMBER OF SUCH A PHYSICIAN,
         SHOULD NOT PURCHASE SHARES OF THE COMPANY'S COMMON STOCK. SEE

                       "BUSINESS--GOVERNMENT REGULATION."

                                                                                                             PROCEEDS TO
                                                                                       PRICE TO PUBLIC        COMPANY(1)
Per Share...........................................................................        $21.50              $21.50
Total...............................................................................     $59,598,000         $59,598,000

(1) Does not include expenses of the Offering payable by FHP estimated at approximately $1.9 million.
                            ------------------------

                 The date of this Prospectus is April   , 1997

                            TALBERT MEDICAL CENTERS

    THE COMPANY, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, TALBERT MEDICAL MANAGEMENT CORPORATION ("TMMC"), ORGANIZES AND MANAGES PHYSICIAN AND DENTIST PRACTICE GROUPS (THE "TALBERT MEDICAL GROUPS") THAT CONTRACT WITH HEALTH MAINTENANCE ORGANIZATIONS AND OTHER PAYORS TO PROVIDE HEALTH CARE SERVICES TO THEIR MEMBERS. THE TALBERT MEDICAL GROUPS INCLUDE A NUMBER OF MEDICAL PROFESSIONAL CORPORATIONS THAT ARE LEGALLY DISTINCT FROM TMMC. THE TALBERT MEDICAL GROUPS ARE SOLELY AND EXCLUSIVELY IN CONTROL OF AND RESPONSIBLE FOR ALL ASPECTS OF THE PRACTICE OF MEDICINE AND THE DELIVERY OF MEDICAL SERVICES. TMMC FACILITATES THE DELIVERY OF MEDICAL CARE BY PROVIDING PRACTICE MANAGEMENT SERVICES. TMMC DOES NOT ENGAGE DIRECTLY IN THE PRACTICE OF MEDICINE AND NEITHER EMPLOYS ANY PHYSICIANS TO PROVIDE MEDICAL SERVICES NOR EXERTS CONTROL OVER PHYSICIANS' DECISIONS REGARDING MEDICAL CARE.

    THE FOLLOWING MAPS INDICATE THE LOCATION OF EACH MEDICAL CENTER MANAGED BY THE COMPANY FOR THE TALBERT MEDICAL GROUPS:

                  [MAP] OF SOUTHERN CALIFORNIA MEDICAL CENTERS

                         [MAP] OF UTAH MEDICAL CENTERS
                        [MAP] OF ARIZONA MEDICAL CENTERS

                        [MAP] OF NEVADA MEDICAL CENTERS

                      [MAP] OF NEW MEXICO MEDICAL CENTERS

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company, through its wholly-owned subsidiary, Talbert Medical Management Corporation, a Delaware corporation ("TMMC"), organizes and manages physician and dentist practice groups that contract with health maintenance organizations ("HMOs") and other payors to provide health care services to their members. As of December 31, 1996, TMMC had management services agreements with ten practice groups and directly employed the physicians in one practice group (collectively, the "Talbert Medical Groups"). The Talbert Medical Groups employed approximately 316 physicians and 70 dentists and provided care through 52 medical, dental and/or vision centers (the "Medical Centers") located in southern California, Utah, Arizona, New Mexico and Nevada as of December 31, 1996. Together with the Talbert Medical Groups, TMMC managed approximately 288,000 capitated enrollees as of February 28, 1997, and generated, for the year ended December 31, 1996, revenues of more than $460 million.

    Under a managed care system, HMOs and other payors arrange to provide health care for their members either by employing physicians and other health care professionals directly (the "staff model") or by contracting with independent groups (the "contracted care model"). Under the contracted care model, HMOs often use "capitation" payments (i.e., payments based solely on the number of members enrolled with the medical group) to control costs and minimize risk. However, most physicians practice individually or in small groups that often do not have the administrative capacity, risk management expertise or information systems necessary to manage capitation arrangements with multiple payors.

    Physician practice management companies ("PPMCs"), such as TMMC, have evolved recently to provide these services, freeing physicians to focus on the practice of medicine. TMMC provides a broad range of practice management services to the Talbert Medical Groups, including (i) provider contract negotiation and administration, (ii) Medicare risk management, (iii) management information systems (development, implementation and maintenance), (iv) medical management (claims administration, utilization and case management, quality assurance and risk management, and physician credentialing and recruitment), and
(v) support services (including nursing, billing, collection and accounting). TMMC provides services under a management services agreement with each Talbert Medical Group, and in return is reimbursed for certain clinic operating expenses and receives a management fee of 15% of the Talbert Medical Group's revenues after deducting certain reimbursed clinic operating expenses (except in California, where the management fee is 60% of the Talbert Medical Group's gross revenues, and in New Mexico, where TMMC directly employs the physicians in the Talbert Medical Group). TMMC currently has management services agreements with four physician practice groups and six dental practice groups. See "Business--The Company--Contractual Relationships." All of the present Talbert Medical Groups were formerly a part of FHP's staff model operations. Over time, the Company intends to seek acquisitions of or affiliations with additional practice groups in new and existing markets.

    TMMC represents the Talbert Medical Groups in obtaining and negotiating provider agreements with HMOs and other payors. Under a typical provider agreement between a Talbert Medical Group and an HMO, a Talbert Medical Group is responsible for managing all physician-related covered medical care for each member of the HMO enrolled with the Talbert Medical Group, in exchange for a prepaid monthly capitation payment for each such enrollee. Provider agreements generally include shared risk arrangements and other financial incentives designed to encourage the provision of high-quality, cost-effective health care. When a Talbert Medical Group assumes risk for over-utilization through participation in such incentive funds, its exposure is generally limited to no more than 10% of the fund. The Company currently does not share any hospital risk other than participation in such incentive funds. See "Business--The Company--Contractual Relationships." The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services, respectively, to the Talbert Medical Groups. From the enrollee's perspective, TMMC is responsible for all aspects of a physician encounter other than medical care, including scheduling, reception, nursing, clinical space, and administrative and clerical support. Capitation payments, copayments and fee-for-service payments provide revenues to the Talbert Medical Groups and provide the basis for TMMC's management fees. The Talbert Medical Groups and TMMC currently have a total of 11 provider agreements with FHP, which accounted for nearly 100% of the Company's revenues for the year ended December 31, 1996. The financial results of the Talbert Medical Groups are consolidated with those of the Company for financial reporting purposes because the assets and non-medical operations of the Talbert Medical Groups are substantially controlled by TMMC. See "Consolidated Financial Statements-- Note 1." TMMC has recently entered into provider agreements with a number of other payors on behalf of certain of the Talbert Medical Groups, and expects to further diversify its payor base following its separation from FHP (as described below). Provider agreements with other payors do not currently constitute a significant source of revenue. See "Business--The Company--Payor Relationships."

    The Company, through its other wholly-owned subsidiary, Talbert Health Services Corporation, a Delaware corporation ("THSC"), provides ancillary clinical services (including pharmacy, radiology, optometry, laboratory, home health, hospice, rehabilitation and physical therapy) that are entirely dependent upon, and largely integrated with, the business of TMMC. The Company established THSC in order to facilitate compliance with federal and state regulations regarding physician referrals and kickbacks. See "Business--Government Regulation."

    The following table sets forth the number of managed Medical Centers, Talbert Medical Group physicians, and capitated enrollees for each of the states in which the Company does business:

                                             MANAGED          TALBERT        CAPITATED
                                             MEDICAL       MEDICAL GROUP     ENROLLEES
                                             CENTERS      PHYSICIANS (1)        (1)
                                          -------------  -----------------  ------------
California..............................           24              172          124,369
Utah....................................            7               79          100,381
Arizona.................................           14               34           35,195
New Mexico..............................            5               29           24,154
Nevada..................................            2                2            3,802
                                                   --
                                                                   ---      ------------
  Total.................................           52              316          287,901
                                                   --
                                                   --
                                                                   ---      ------------
                                                                   ---      ------------

------------------------

(1) As of February 28, 1997. The Talbert Medical Groups contract with HMOs and others to provide medical care at the Medical Centers managed by the Company.

                              SEPARATION FROM FHP

    The Company's predecessor businesses formed a part of the staff model operations of FHP, and had been active in managed care since 1961. Since January 1, 1996, TMMC and THSC have operated as subsidiaries of FHP, providing practice management and ancillary clinical services to the medical groups that formerly were a part of FHP's staff model operations and that provided health care to approximately 15.2% of FHP's members as of December 31, 1996. In July 1996, FHP determined to pursue a tax-free spin-off of TMMC and THSC in the belief that their services would be more attractive to other payors if they operated independently from FHP.

    Soon after FHP's decision to spin off TMMC and THSC, FHP agreed to merge with PacifiCare. FHP and PacifiCare agreed to abandon the tax-free spin-off of TMMC and THSC, and instead to proceed with the separation of TMMC and THSC from FHP concurrently with the merger of FHP and PacifiCare (the "FHP Merger"). To effect this separation, FHP sold its 92.4% equity interest in both TMMC and THSC to the Company at the closing of the FHP Merger (the "Acquisition"). In exchange, FHP received rights to purchase 92.4% of the Company's Common Stock, plus a note (the "Talbert Note") for $59,598,000, the estimated proceeds of the Offering if fully subscribed. By virtue of the FHP Merger, shares of FHP Common Stock and FHP Preferred Stock have been converted, in part, into the Rights, which confer upon the holders, collectively, the right to purchase 92.4% of the Company's Common Stock. The Company has agreed to sell to FHP any shares of Common Stock unsubscribed in the Offering in exchange for cancellation of any remaining indebtedness under the Talbert Note. See "Relationship with FHP and PacifiCare Following the Offering--Acquisition Agreement." Prior to the Acquisition, TMMC received, in connection with the FHP Merger, a capital contribution of $67 million, sufficient to increase its net worth to approximately $60 million at the Effective Time (the "Capital Contribution"). A diagram and timeline describing these transactions is provided under "The Company--Separation from FHP."

    At the time of the FHP Merger, the Company, FHP and the holding company that acquired 100% of FHP and PacifiCare as a result of the FHP Merger ("PacifiCare Holdings") entered into an agreement to govern certain aspects of the Company's operations during the period from the closing of the FHP Merger through the completion of the Offering (the "Interim Operations Agreement"). Among other things, the Interim Operations Agreement provides for (i) certain limitations on the Company's operations prior to completion of the Offering without the consent of PacifiCare Holdings and (ii) the election of two persons designated by PacifiCare Holdings to the Company's Board of Directors until the completion of the Offering. See "The Company--Separation from FHP" and "Relationship with FHP and Pacificare Following the Offering--Interim Operations Agreement."

    If the Offering is not fully subscribed, the unsubscribed portion of the Common Stock will be reacquired by FHP (and therefore indirectly by PacifiCare Holdings). Depending upon the number of shares of Common Stock subscribed for in the Offering, FHP could acquire in excess of 20% of the outstanding Common Stock. The Company and FHP have entered into an agreement with respect to any Common Stock obtained by FHP following the Acquisition (the "Standstill Agreement"). The Standstill Agreement provides, among other restrictions, that if FHP reacquires 20% or less of the Company's outstanding Common Stock after the consummation of the Offering, FHP (i) will vote its shares of Common Stock in accordance with the votes of the non-FHP stockholders, (ii) will not acquire additional shares of Common Stock, (iii) will be subject to certain restrictions with respect to its ability to solicit proxies, make acquisition proposals, become a member of a "group" (as defined in federal securities laws), or otherwise use its holdings of Common Stock to seek to exercise control over the Company's management. If FHP acquires in excess of 20% of the outstanding Common Stock, these restrictions will not apply. In such circumstances, FHP could exercise the powers of a substantial stockholder, including the voting of shares of Common Stock in its discretion. See "Relationship with FHP and PacifiCare Following the Offering." The Standstill Agreement also provides that FHP will be entitled to certain registration rights. The number of shares subject to these rights is limited to 20% of the outstanding Common Stock. See "Description of Capital Stock--Registration Rights."

    TMMC will continue to provide practice management services to the Talbert Medical Groups following the Acquisition. Pursuant to the terms of the FHP Merger, FHP and the Talbert Medical Groups were required to renegotiate their existing provider agreements to reflect rates based on market capitation rates. New provider agreements covering FHP members (the "New FHP Provider Agreements") took effect as of March 1, 1997. The New FHP Provider Agreements do not provide the subsidies included in the existing provider agreements with FHP and are expected to adversely affect the Company's per enrollee revenue and expenses. See "Relationship with FHP and PacifiCare Following the Offering-- Provider Agreements."

    FHP will provide certain administrative services to the Company on an interim basis. FHP also will continue to lease to the Company certain Medical Center facilities and equipment. See "Relationship with FHP and PacifiCare Following the Offering."

                                  RISK FACTORS

    An investment in the Common Stock is subject to substantial risk of loss. See "Risk Factors."

                                  THE OFFERING

Subscription Price........  $21.50 per share of Common Stock.
Basic Subscription
  Privilege...............  FHP stockholders will receive one Right for every 21.19154 shares of FHP Common Stock and one Right for every 26.27752 shares of FHP Preferred Stock held of record at the Effective
                            Time. Each holder of Rights will be entitled to purchase one share of Common Stock for each Right held. The Rights are
                            evidenced by transferable subscription certificates (the
                            "Subscription Certificates").
Additional Subscription
  Privilege...............  Persons who exercise their Basic Subscription Privilege may purchase additional shares (subject to proration and the limits on exercise described below) from any shares remaining
                            unsubscribed after the exercise of the Basic Subscription
                            Privilege.
Exercise Cap..............  Rights may not be exercised to the extent that the holder would become the beneficial owner of more than 8% of the shares of
                            Common Stock outstanding. However, holders of FHP Common Stock or FHP Preferred Stock who were the beneficial owners of FHP
                            Common Stock (on an as-if-converted basis) in excess of 8% of the outstanding shares of FHP Common Stock (on an
                            as-if-converted basis) as of the Effective Time (the "FHP
                            Ownership Percentage") may exercise Rights to the extent that their beneficial ownership of Common Stock does not exceed their
                            FHP Ownership Percentage.
No Exercise by Referring
  Physicians..............  Physicians in a position to make referrals to THSC, or persons who are immediate family members of such physicians, are
                            prohibited from exercising Rights or otherwise acquiring the
                            Company's Common Stock.
Subscription Procedure....  Rights may be exercised by delivery of the related Subscription
                            Certificate properly completed and accompanied by full payment for all shares of Common Stock subscribed for pursuant to the
                            Basic Subscription Privilege and the Additional Subscription
                            Privilege to American Stock Transfer & Trust Company (the
                            "Subscription Agent"), on or before the Expiration Date. In the event of a proration of shares of Common Stock to persons
                            exercising the Additional Subscription Privilege, the
                            Subscription Agent will promptly refund, without interest, the amount of any overpayment.
Expiration Date...........  May   , 1997 at 5:00 P.M., Eastern Daylight Time.
Transferability of
  Rights..................  The Rights are transferable, but no assurance can be given that an active trading market will develop, or if a market develops, that it will continue until the expiration of the Rights.
Proceeds of the
  Offering................  If fully subscribed, the Offering will result in proceeds of approximately $59.6 million. The proceeds of the Offering will be used entirely to repay indebtedness to FHP incurred in the
                            Acquisition. Prior to the Acquisition, TMMC received the Capital
                            Contribution to increase its net worth to approximately $60 million. The Subscription Price of $21.50 per share was
                            calculated by FHP and PacifiCare based on their intent to return to FHP approximately $60 million through the proceeds of the
                            Offering. The Subscription Price does not reflect an estimate by
                            FHP or PacifiCare of the fair market value of the Common Stock.
Listing...................  The Rights and the Common Stock have been approved for quotation on the Nasdaq National Market under the symbols "TMMCR" and

                            "TMMC," respectively. Trading in the Rights will cease on the
                            Expiration Date.
Fractional Rights.........  No fractional Rights will be issued to FHP stockholders. The
                            Subscription Agent will determine the aggregate number of
                            fractional Rights that would have been issued to FHP
                            stockholders had fractional Rights been issued. The Subscription
                            Agent will sell, if practicable, the nearest whole number of
                            Rights and remit the net proceeds, if any, to FHP stockholders based on the number of fractional Rights they would have
                            received.
Information Agent.........  Georgeson & Company Inc. will serve as Information Agent for the
                            Offering. Any questions or requests for assistance concerning the method of subscribing for Common Stock or additional copies of this Prospectus can be directed to the Information Agent. The
                            Information Agent's telephone number is (800) 223-2064.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial data sets forth, for the periods and dates indicated, summary consolidated financial data of the Company and its subsidiaries (including the Talbert Medical Groups) derived from the historical consolidated financial statements of its predecessors. The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services. The consolidated statement of operations data presented below for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data at December 31, 1995 and 1996, are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1992 and 1993, and the consolidated balance sheet data at December 31, 1992, 1993 and 1994, are derived from unaudited consolidated financial statements of the Company and its subsidiaries that are not included herein. The summary consolidated financial data presented below are qualified by reference to the consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------
                                  1992(1)       1993(1)       1994(1)       1995(1)        1996
                                -----------   -----------   -----------   -----------   -----------
                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue (2)(3):
    Capitation from FHP.......  $   311,001   $   355,791   $   403,787   $   419,471   $   379,740
    Copayments, fee for
      service and other.......       30,316        38,143        52,000        76,228        80,806
                                -----------   -----------   -----------   -----------   -----------
      Total revenue...........      341,317       393,934       455,787       495,699       460,546
  Expenses (2):
    Affiliated medical
      services................      139,439       153,985       162,385       173,417       136,672
    Purchased medical
      services................       53,229        74,825       104,755       121,570       109,750
    Dental services...........       15,290        18,894        26,528        31,379        27,478
    Optometry, pharmacy and
      other primary health
      care services...........       60,701        72,703        87,967       102,412       105,415
    Clinic operations.........       65,549        65,164        79,446        85,585        63,509
                                -----------   -----------   -----------   -----------   -----------
      Total cost of health
        care..................      334,208       385,571       461,081       514,363       442,824
    Marketing, general and
      administrative..........       15,894        16,586        22,387        29,698        31,479
                                -----------   -----------   -----------   -----------   -----------
  Operating loss..............       (8,785)       (8,223)      (27,681)      (48,362)      (13,757)
  Interest income (4).........      --            --            --            --              1,691
                                -----------   -----------   -----------   -----------   -----------
  Loss before income taxes....       (8,785)       (8,223)      (27,681)      (48,362)      (12,066)
  Income tax benefit..........       (3,514)       (3,289)      (11,349)      (19,754)       (4,087)
                                -----------   -----------   -----------   -----------   -----------
  Net loss....................  $    (5,271)  $    (4,934)  $   (16,332)  $   (28,608)  $    (7,979)
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
  Loss per common and common
    equivalent share (5)......  $     (1.76)  $     (1.65)  $     (5.45)  $     (9.55)  $     (2.66)
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------

                                                           DECEMBER 31,
                                -------------------------------------------------------------------
                                 1992 (1)      1993 (1)      1994 (1)      1995 (1)        1996
                                -----------   -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
  Working capital (6).........  $   (12,100)  $   (11,291)  $   (18,742)  $   (18,638)  $   (16,110)
  Total assets (6)............       13,335        17,739        23,087        23,178        86,699
  Long-term obligations.......      --            --            --            --            --
  Stockholders' deficit
    (6)(7)....................      (11,587)      (10,765)      (18,113)      (17,886)       (5,537)

------------------------

(1) Reflects financial information relating to the historical staff model operations of FHP prepared from separate records maintained by subsidiaries of FHP. Includes the costs of management information services and certain administrative and overhead activities provided to the Company by FHP. Prior to July 1, 1994, FHP's operations in Arizona and New Mexico were not a part of the Company's staff model operations and, accordingly, their respective financial position and results of operations for all periods prior to July 1, 1994 have been omitted from the accompanying consolidated statement of operations and balance sheet data. See "Consolidated Financial Statements--Note 2."

(2) Revenue is derived from prepaid capitation fees for ambulatory services, plus patient co-payments and fee-for-service payments. The Company did not incur any hospital expense for the periods presented.

(3) Nearly 100% of revenue was received pursuant to former provider agreements with FHP. The New FHP Provider Agreements took effect as of March 1, 1997. The pro forma financial data presented elsewhere herein reflect, in part, the effects of the New FHP Provider Agreements as if such agreements had been in effect for the period presented.

(4) Prior to January 1, 1996, all available cash balances, and the interest income on such cash balances, were retained by FHP.

(5) Loss per common and common equivalent share is computed based on 2,996,104 common equivalent shares outstanding for all periods presented. Equivalent shares of Common Stock include the effect of options to purchase 70,350 shares of Common Stock granted in September 1996 and options to purchase 39,636 shares of Common Stock granted in November 1996.
    Pursuant to Securities and Exchange Commission (the "Commission") Staff Accounting Bulletin Topic 4:D, stock options granted during the twelve-month period prior to the date of the initial filing of the Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method (considering the assumed proceeds from the stock options and the number of shares that could have been repurchased using the estimated initial public price) as if the shares were outstanding for all periods presented, even if the impact of the incremental shares is anti-dilutive.

(6) Does not reflect the Capital Contribution of $67,000,000 made prior to the Acquisition as reflected in the pro forma financial data presented elsewhere herein.

(7) Prior to January 1, 1996, stockholders' deficit fluctuated as a result of various intercompany transactions with FHP. On January 1, 1996, FHP recapitalized TMMC, resulting in the elimination of a deficit of $17,886,000. See "Consolidated Financial Statements--Note 9."

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 1996, and the pro forma condensed consolidated balance sheet data at December 31, 1996, present the results of operations and financial position of the Company as of and for the year ended December 31, 1996 as if the following events had occurred, on January 1, 1996 with respect to the unaudited consolidated statement of operations data, or on December 31, 1996 with respect to the unaudited consolidated balance sheet data: (i) the New FHP Provider Agreements had taken effect; and (ii) the Capital Contribution of $67 million had been received from FHP.

    In November 1996, the Company renegotiated the Talbert Medical Groups' provider agreements with FHP. The New FHP Provider Agreements, which became effective as of March 1, 1997, will result in significantly lower revenues and higher expenses per enrollee based on assumed capitation rates reflected in the historical financial statements included elsewhere in this Prospectus. The accompanying unaudited pro forma condensed consolidated statement of operations data includes the pro forma effect of the New FHP Provider Agreements as if they had been in effect during the year ended December 31, 1996. See "Relationship with FHP and PacifiCare Following the Offering." The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services.

    Prior to the Acquisition, FHP contributed $67 million to TMMC, which resulted in a stockholders' equity balance of approximately $60 million at the Effective Time.

    The accompanying unaudited pro forma condensed consolidated financial data is provided for informational purposes only and does not purport to present the consolidated financial position or results of operations of the Company had the New FHP Provider Agreements and the Capital Contribution occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be expected in the future.

    The unaudited pro forma condensed consolidated financial data should be read in conjunction with the historical consolidated financial statements, and the notes thereto, included elsewhere in this Prospectus.


                                                                                    YEAR ENDED
                                                                                 DEEMBER 31, 1996
                                                                   ---------------------------------------------

                                                                     HISTORICAL     ADJUSTMENTS      AS ADJUSTED
                                                                   --------------   ------------     -----------
                                                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Capitation from FHP............................................  $      379,740   $  (39,290)      $  340,450
  Copayments, fee-for-service and other..........................          80,806                        80,806
                                                                   --------------   ------------     -----------
    Total revenue................................................         460,546      (39,290)(3a)     421,256
                                                                   --------------   ------------     -----------
Expenses:
  Affiliated medical services....................................         136,672                       136,672
  Purchased medical services.....................................         109,750        7,296(3b)      117,046
  Dental services................................................          27,478                        27,478
  Optometry, pharmacy, and other primary health care services....         105,415                       105,415
  Clinic operations..............................................          63,509                        63,509
                                                                   --------------   ------------     -----------
    Total cost of health care....................................         442,824        7,296          450,120
  Marketing, general and administrative..........................          31,479                        31,479
                                                                   --------------   ------------     -----------

Operating loss...................................................         (13,757)     (46,586)         (60,343)
Interest income..................................................           1,691        2,393(4)         4,084
                                                                   --------------   ------------     -----------
Loss before income taxes.........................................         (12,066)     (44,193)         (56,259)

Provision (benefit) for income taxes (1).........................          (4,087)       4,087           --
                                                                   --------------   ------------     -----------
Net loss.........................................................  $       (7,979)  $  (48,280)      $  (56,259)
                                                                   --------------   ------------     -----------
                                                                   --------------   ------------     -----------
Loss per common and common equivalent share (2)..................  $        (2.66)  $   (16.11)      $   (18.77)
                                                                   --------------   ------------     -----------
                                                                   --------------   ------------     -----------


                                                                             DECEMBER 31, 1996
                                                                  ----------------------------------------
                                                                  HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                                  -----------   ------------   -----------
                                                                           (AMOUNTS IN THOUSANDS)
PRO FORMA CONSOLIDATED BALANCE SHEET DATA(5):
Working capital.................................................  $   (16,110)  $   67,000     $   50,890
Total assets....................................................       86,699       67,000        153,699
Long-term obligations...........................................      --                           --
Stockholders' equity (deficit)..................................       (5,537)      67,000         61,463

--------------------------

(1) Adjusted to eliminate the historical tax benefit of the Company that was utilized in FHP's consolidated return. No pro forma tax benefit has been provided because it is not certain when the Company will generate sufficient taxable income to realize its deferred tax assets. Assuming the Company were separated from FHP as of January 1, 1996, its pro forma deferred tax assets would have been increased by $4,087,000, as of December 31, 1996, with a corresponding increase in the valuation allowance of the same amount.

(2) Loss per common and common equivalent share is computed based on 2,996,104 common equivalent shares for the period presented. Equivalent common shares include the effect of options to purchase 70,350 shares of Common Stock granted in September 1996 and options to purchase 39,636 shares of Common Stock granted in November 1996.
    Pursuant to the Commission's Staff Accounting Bulletin Topic 4:D, stock options granted during the twelve-month period prior to the date of the initial filing of the Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method (considering the assumed proceeds from the stock options and the number of shares that could have been repurchased using the estimated initial public price) as if the shares were outstanding for the period presented, even if the impact of the incremental shares is anti-dilutive.

(3) Adjusted to reflect the effect of the New FHP Provider Agreements:

    a. REVENUE. Compared to the old provider agreements, the New FHP Provider Agreements reduce the Company's monthly capitation fee for each member enrolled with the Talbert Medical Groups. The Company's weighted average percent of FHP's revenue for each member decreased from approximately 47% to approximately 42%. The revenue adjustment is calculated by multiplying this rate decrease by FHP's revenue for each Talbert enrollee.


    b. HEALTH CARE EXPENSE. Adjustments reflect the costs attributable to specific additional medical services that the Talbert Medical Groups have agreed to provide to their members under the capitation fee. The expense adjustment is based upon each added health care service multiplied by the actual per enrollee cost for the service multiplied by the actual number of enrollees served. Under the old FHP provider agreements, costs of these added health care services were paid by FHP. The costs of providing the specific additional medical services under the New FHP Provider Agreements were based on actual costs incurred and recorded by FHP for the enrollees served by the Company during the pro forma period.



(4) Adjusted to reflect assumed interest earnings, at an average investment return of 5.5%, on the Capital Contribution of $67,000,000 as if made on January 1, 1996. The adjustment assumes that $47 million of the Capital Contribution would have been utilized ratably over the period.


(5) Adjusted to reflect the assumed impact on balance sheet data as if the following transactions had occurred:

    (1) TMMC received the Capital Contribution of $67 million to increase its net worth to approximately $60 million.

    (2) The management and other investors exchanged their aggregate 7.6% interests in TMMC and THSC for an equivalent interest in the Company.

    (3) The Company purchased from FHP its 92.4% equity interest in TMMC and THSC in exchange for Rights to purchase 92.4% of the Company's Common Stock, plus the Talbert Note.

    (4) In connection with the FHP Merger, FHP transferred the Rights to PacifiCare Holdings.

    (5) By virtue of the FHP Merger, shares of FHP Common Stock and FHP Preferred Stock were converted, in part, into the Rights, which confer upon FHP stockholders, collectively, the right to purchase 92.4% of the Company's Common Stock.

    (6) The Rights holders exercised their Rights and purchased the Company's Common Stock in the Offering.

    (7) The Company used the proceeds of the Offering to repay indebtedness under the Talbert Note.


    (8) If the Offering is not fully subscribed, FHP will reacquire the unsubscribed portion of the Common Stock in exchange for the cancellation of any remaining indebtedness owed by the Company to FHP under the Talbert Note. The pro forma balance sheet would be unaffected by such a transaction.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS LISTED BELOW IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

SUBSTANTIAL OPERATING LOSSES; CAPITAL REQUIREMENTS

    FHP's staff model operations, a substantial portion of which comprise the Company's predecessor businesses, have experienced substantial operating losses over the last five years arising, in part, from the increased competition of contracted care model HMOs. For the year ended December 31, 1996, the Company incurred losses before income tax benefit of $12.1 million, compared to losses of $48.4 million and $27.7 million for the years ended December 31, 1995 and 1994, respectively. Subsidies from FHP have partially offset losses incurred in these and in prior periods, but FHP has not provided such subsidies since March 1, 1997. The renegotiation of the New FHP Provider Agreements, required pursuant to the terms of the FHP Merger, will result in a material decrease in revenues per enrollee for the year ending December 31, 1997. See "Prospectus Summary--Unaudited Pro Forma Condensed Consolidated Financial Data." Although management believes this decrease will be offset, in part, by continuing operating improvements, management nevertheless believes that it is likely that the Company will incur substantial losses during 1997 and 1998, and will not generate positive cash flow for those periods. Future operating results will depend on the Company's ability to attract and retain substantial numbers of additional enrollees and physician practice groups and to control costs. There can be no assurance that the Company will generate positive cash flows or profits in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Prior to the Acquisition, TMMC received, in connection with the FHP Merger, the Capital Contribution to increase its net worth to approximately $60 million. The Company intends to use these funds to fund operating losses and for working capital and other general corporate purposes. However, there can be no assurance that these funds will be sufficient for the Company's capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON FHP

    The Company and the Talbert Medical Groups derive nearly all of their revenues from provider agreements with payors, such as HMOs. Prior to 1996, FHP was the only payor to have contracts with the Talbert Medical Groups. For the years ended December 31, 1994, 1995 and 1996, FHP members accounted for nearly 100% of the Company's revenue. The Company intends to reduce its dependence on FHP by seeking payors for the Talbert Medical Groups in addition to those already served, but there can be no assurance that additional provider agreements can be obtained or if obtained, would result in significant numbers of additional enrollees. Moreover, the loss of any FHP contracts, subsequent renegotiation of the terms of FHP's contracts, or the failure to regain or retain FHP's members could have a material adverse effect on the Company. See "Business--The Company." In addition, the loss by FHP of a significant number of the members who are enrolled with the Talbert Medical Groups, including, without limitation, any loss of members resulting from the FHP Merger, could have a material adverse effect on the Company. In that regard, FHP has indicated that its competitors may use the FHP Merger to solicit employer groups currently served by FHP. From December 31, 1995 to December 31, 1996, the Company's capitated enrollment declined from 321,588 to 293,837. Nearly 100% of the lost enrollees were FHP members. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company has historically relied upon FHP to provide certain administrative and other services. FHP will provide certain information services on an interim basis following the Offering. The Company will rely on third parties to provide other services formerly received from FHP, which services may not be available at comparable rates. See "Relationship with FHP and PacifiCare Following the Offering."

CONTRACTED RATE DECREASE


    FHP's existing provider agreements with the Talbert Medical Groups provide a subsidy to offset, in part, the Talbert Medical Groups' operating losses. As of March 1, 1997, these provider agreements were replaced with the New FHP Provider Agreements that do not provide for this support. Management therefore anticipates that the Company will incur substantial operating losses in 1997 and 1998. On a pro forma basis, the New FHP Provider Agreements would have decreased the Company's revenue from $460.5 million to $421.3 million and increased its operating loss from $13.8 million to $60.3 million for the year ended December 31, 1996. Although the Capital Contribution in connection with the FHP Merger was intended, in part, to offset the projected shortfall in cash flows from the change to the New FHP Provider Agreements, there can be no assurance that this amount will be sufficient for the Company's capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Relationship with FHP and PacifiCare Following the Offering--Provider Agreements."


CAPITATED NATURE OF REVENUE

    For the year ended December 31, 1996, approximately 100% of the Company's revenue related to provider agreements under which the Talbert Medical Groups received a prepaid monthly capitation fee for each member enrolled with the Group and certain utilization-based incentive payments, in exchange for assuming the responsibility to provide specified medical services to enrollees. As a result of capitated nature of such payments, the Talbert Medical Groups assume the risk that the cost of providing medical services will exceed the capitation fee. Because the financial results of the Talbert Medical Groups are consolidated with those of the Company, and because the Company has in certain cases guaranteed the ability of the Talbert Medical Groups to perform their contractual obligations, the Company's success depends in large part on the effective management of health care costs, including controlling utilization of specialty care physicians and other ancillary providers and purchasing services from third-party providers at competitive prices. See "Business--The Company--Contractual Relationships." In addition, as capitation fees are based on a percentage of premiums received by payors such as HMOs, any decreases in premiums could result in lower capitation fees being paid to the Talbert Medical Groups. An unusually high number of catastrophic claims (such as organ transplants and costly premature births) in a given period may cause substantial additional health care costs. Although management believes that the Company's cost control measures, which include risk-sharing arrangements between the Talbert Medical Groups and the payors with which they contract, as well as administrative and medical review of health care delivery services, will help mitigate these effects, such costs may periodically affect the Company's results of operations. Certain risk arrangements, particularly those that do not involve a licensed intermediary, have recently been under review. Although the Company is not a party to such arrangements, changes in government regulation of capitated payment arrangements could require the Company to restructure its operating relationships, and have an adverse effect on its operating results. See "Business-- Government Regulation." Changes in health care practices, Medicare reimbursements, revised treatment protocols, new technologies, inflation, epidemics, disasters and other factors affecting the delivery and cost of health care that are or may be beyond the Company's control also may adversely affect the Company's operating results. See "Business."

LIMITED OPERATING HISTORY; NEW BUSINESS STRATEGY

    Although FHP's staff model operations have been in existence since 1961, the Company did not begin operating as a separate entity until January 1996. The Company therefore has a very limited operating history as a PPMC. The Company, TMMC, THSC and the Talbert Medical Groups are seeking to transform themselves from a captive staff model operation to an independent contracted care business. The success of this new business strategy will depend on the Company's ability to adapt its practices and culture to the contracted care environment. Among other challenges, the Company must attract and retain substantial numbers of capitated enrollees to the Talbert Medical Groups from additional payors, manage the delivery of health care to enrollees in a cost-efficient manner under market-based contracts, and respond to developments in a highly competitive and rapidly changing industry. Although in the past the Company has relied nearly exclusively on FHP to generate revenues, the Company anticipates that its future operating results will be dependent upon additional sources of revenue. As a result, the Company's historical financial statements, particularly its historical revenues, may not be indicative of the Company's future operating performance. See "Business--The Company--Payor Relationships." There can be no assurance that the Company will be able to address these challenges successfully.

POSSIBLE CONTROLLING INTEREST OF FHP

    FHP may acquire a controlling interest in the Company if the Company is unable to raise sufficient funds through the Offering to repay a significant portion of its indebtedness under the Talbert Note. If FHP retains a substantial equity interest in the Company following consummation of the Offering, other payors may be discouraged from contracting with the Company and the interests of FHP and its parent, PacifiCare Holdings, may be different from those of other stockholders. If FHP holds in excess of 20% of the Company's outstanding Common Stock, certain restrictions otherwise applicable to FHP's activities as a stockholder of the Company will cease. If FHP holds in excess of 50% of the Company's outstanding Common Stock, certain agreements between the Company and FHP will be null and void. Under the New FHP Provider Agreements, the consent of FHP and PacifiCare is required for a proposed change in control of TMMC or a Talbert Medical Group for a period of two years from the Effective Time, which consent cannot be unreasonably withheld. See "Relationship with FHP and PacifiCare Following the Rights Offering."

DEPENDENCE ON PRIMARY CARE PHYSICIANS

    Primary care physicians are an integral part of the Talbert Medical Groups, as they provide and manage medical services offered to enrollees. The Company's growth depends, in part, on its ability to retain existing primary care physicians and attract additional ones. Beginning in January 1997, the Company implemented a revised physician compensation program that includes a greater emphasis on performance-based incentives. As a result of the revised compensation system, the New FHP Provider Agreements, or other developments, there can be no assurance that physicians presently in the Talbert Medical Groups will not leave, that the Company will be able to attract additional primary care physicians into the Talbert Medical Groups or that the Company will not have to increase or guarantee the payments receivable by affiliated physicians. To the extent that primary care physicians leave, or additional primary care physicians do not join, the Talbert Medical Groups or payments to physicians are increased, the Company's results of operations may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Although physicians in the Talbert Medical Groups enter into employment agreements that include non-competition provisions, there can be no assurance that physicians who leave a Talbert Medical Group will not attempt to compete with that group. See "Business--The Company--Contractual Relationships."

OPEN ENROLLMENT PERIODS; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's operating results are subject to seasonal fluctuations. HMOs typically have annual "open enrollment" periods for commercial customers, during which new members may enroll or existing members may renew or leave the HMO. Transfers of enrollees from one payor to another, particularly during open enrollment periods, could impact quarterly results. A substantial portion of FHP's current commercial membership was subject to open enrollment programs occurring in January and February 1997. The results of this open enrollment period indicate that the Company's capitated enrollment declined from 293,837 at December 31, 1996 to 287,901 at February 28, 1997. The Company lost approximately 10,300 former FHP capitated enrollees, which was partially offset by an increase of approximately 4,400 new capitated enrollees from other payors. Any failure by FHP to maintain or increase commercial enrollment in the Company's markets could have a significant adverse effect on the Company's future revenues, earnings, cash flows and financial position.

    The Company's costs fluctuate quarterly, based on the overall health of its patient population. Enrollees, particularly seniors, typically require more care during the winter months. Because capitation payments are not adjusted on a seasonal basis to account for fluctuations in required care, the Company's costs may increase in proportion to its revenues during such periods. Quarterly results also may be affected by significant differences between actual and estimated amounts receivable or payable for payor shared risk arrangements and provider "incurred but not yet reported" claims ("IBNR"), that are adjusted periodically, in the case of shared risk arrangements, as settlements are made and, in the case of IBNR, as actual claims adjustments occur.

DEPENDENCE UPON KEY PERSONNEL

    The Company is dependent upon the services of certain of its executive officers for management and implementation of strategy. The loss to the Company of the services of any of these executive officers could have a material adverse effect upon the Company's future operations. The Company has entered into change of control employment agreements with certain of its key personnel to provide compensation assurances to such officers in the event of a change of control of the Company. See "Management-- Change of Control Employment Agreements." The Company has not purchased key-man life insurance with respect to such individuals.

COMPOSITION OF BOARD OF DIRECTORS AND MANAGEMENT; POTENTIAL CONFLICTS OF
  INTEREST

    The Company's Board of Directors currently includes five persons who are or will become directors and/or executive officers of PacifiCare Holdings and/or certain of its subsidiaries, including FHP and PacifiCare (Jack R. Anderson, Richard M. Burdge, Sr., Jeffrey M. Folick, Warner Heineman and Alan R. Hoops). Seven of the Company's directors were directors of FHP prior to the FHP Merger. Most of the Company's senior management is comprised of former FHP executives. All of the Company's directors and executive officers have received PacifiCare Holdings common or preferred stock in exchange for their FHP Common Stock or FHP Preferred Stock in the FHP Merger. These individuals may encounter conflicts of interest to the extent that the interests of the Company diverge from those of FHP, PacifiCare or PacifiCare Holdings. See "Management." Certain of the Company's executives own Common Stock that is subject to repurchase by FHP under certain conditions, including termination of employment and the Company's failure to achieve certain performance goals. See "Certain Transactions." The Company has granted options to certain executives with exercise prices less than fair market value, and therefore will recognize stock compensation expense as those options vest. See "Prospectus Summary--Unaudited Pro Forma Condensed Consolidated Financial Data" and "Consolidated Financial Statements--Note 7." Certain of the Company's executives (including Jack D. Massimino, Gloria L. Austin, Becky J. Behlendorf, Jennifer M. Gutzmore, M.D., Regina B. Lightner and Walter R. Stone) have entered into employment agreements with the Company that provide compensation assurances in the event of a change of control of the Company. Such assurances may make these executives less likely to resist a change of control. See "Management--Change in Control Employment Agreements."

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE PRICE VOLATILITY

    Prior to the Offering there has been no public market for the Rights or the Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future, or that the market price of the Common Stock will not decline below the Subscription Price. The Subscription Price was determined through negotiation between FHP and PacifiCare, and may not be indicative of the market price of the Common Stock after the Offering. See "The Offering." From time to time after the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to such factors as quarterly operating results, general trends in the economy, the financial markets or the health care industry, changes in estimates of the Company's earnings or financial position, the impact of health care reform proposals and other developments affecting the Company or its competitors, many of which are beyond the Company's control.

MANAGEMENT OF GROWTH

    The Company's strategy involves growth through the development of practice groups in existing and new markets, as well as selected acquisitions and affiliations in such markets. There can be no assurance that the Company will be able to grow in existing or new markets or successfully identify, complete and integrate future acquisitions. Further, there can be no assurance that the Company will be able to maintain and develop an adequate infrastructure to support future growth. See "Business."

POSSIBLE DILUTIVE EFFECT OF USING COMMON STOCK FOR FUTURE ACQUISITIONS OR
  AFFILIATIONS

    The Company's expansion strategy includes acquisitions of, and affiliations with, additional practice groups and practice management companies. Such acquisitions or affiliations may be consummated using newly issued shares of Common Stock as consideration. The issuance of additional shares of Common Stock may have a dilutive effect on the Company's tangible net book value or earnings per share following such issuance.

COMPETITION

    The managed care industry is highly competitive. The industry also is subject to continuing changes in the ways services are provided and providers are selected and paid. As prepaid medical care continues to grow, the Company may encounter increased competition, including competition for enrollees, primary care physicians, community health care resources and management personnel. This competition also may have the effect of reducing capitated payments received by providers from payors. FHP, the Company's principal source of capitated enrollees, has experienced significant competition with respect to its staff model commercial enrollment programs in California in recent periods, which has been responsible, in part, for declines in the Company's capitated enrollment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Certain companies are expanding their presence in the physician practice management industry and in certain geographic markets in which the Company operates. A number of companies provide broad management services to primary, multi-specialty and specialty physician groups, while other companies provide claims processing, utilization review and other more focused management services. Certain of the Company's competitors are significantly larger, have access to greater resources, have greater experience in providing administrative services and have longer established relationships with buyers of these services. No assurance can be given that the Company's strategy will allow it to compete favorably in obtaining payor contracts for the Talbert Medical Groups or expanding or maintaining its position in existing or new markets. See "Business--Competition."

GOVERNMENT REGULATION

    The health care industry is subject to extensive federal and state regulation. Changes in the regulations or reinterpretations of existing regulations may significantly affect the Company.


    CORPORATE PRACTICE OF MEDICINE. The laws of certain states in which the Company operates or may operate in the future do not permit general business corporations to practice medicine, exercise control over physicians who practice medicine or engage in certain business practices such as fee-splitting with physicians. The Talbert Medical Groups currently operate in certain states through professional corporations. The control arrangements maintained by the Company, through TMMC, over the Talbert Medical Groups are structured to give TMMC control over the Talbert Medical Groups excluding the delivery of medical care. If any activities of the Company violate restrictions on the corporate practice of medicine, such activities would be subject to challenge by interested parties, who may seek injunctive or other relief to prevent the Company from engaging in such practices. If successful, such challenges could require the Company to restructure its operations in a material manner. See "Business--Government Regulation."



    INSURANCE. Laws of all states regulate the business of insurance, and certain of the risk arrangements entered into by the Talbert Medical Groups could, in the future, possibly be characterized by some states as the business of insurance. State insurance regulatory authorities, including the National Association of Insurance Commissioners (the "NAIC"), have made, and are expected to continue to make, recommendations regarding certain forms of risk sharing arrangements involving provider networks. Such recommendations could result in legislation that requires modification to such arrangements. The NAIC recently approved the Managed Care Network Adequacy Model Act (the "Model Act"), which is intended to establish standards for the creation and maintenance of provider networks by health carriers and establish requirements for written agreements between health carriers offering managed care plans, participating providers (like the Talbert Medical Groups), and intermediaries, under which health care services are provided. The Model Act does not carry the force of law unless enacted by state legislatures. The Company cannot predict which states, if any, may adopt the Model Act or a variation of it, and is unable to predict what effect the adoption of such legislation may have on the business of the Company. "See Business-- Government Regulation."



    THE CALIFORNIA KNOX-KEENE ACT. The California Department of Corporations has recently issued licenses pursuant to the Knox-Keene Health Care Service Plan Act ("Knox-Keene Act") to networks of providers that seek to contract with HMOs, on a capitated basis, for the global provision of health care services, including hospital services. At present the activities of the Company and the Talbert Medical Groups are limited to contracting for physician services and certain ancillary services for which physicians and physician groups may contract without such licensure under the Knox-Keene Act. In the event that the Company elects to change its strategy, and assume risk for the provision of hospital services, it may be necessary to comply with the Knox-Keene Act. If the activities of the Company were determined by the California Department of Corporations to violate the Knox-Keene Act, the Department of Corporations has the authority to issue an order requiring that the Company cease and desist from the activities constituting the violation, to compel the Company to apply for relevant licensure, and to seek civil and/or criminal penalties against the Company. "See Business--Government Regulation."


    LIMITATIONS ON REFERRALS. The Company is subject to federal legislation regulating certain activities to induce Medicare or Medicaid business and restricting referrals of business to entities in which physicians have a financial interest. Non-compliance with such legislation can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties. California law similarly restricts self-referrals by physicians, irrespective of the source of payment for the services. Violation of this law can result in fines, penalties and loss of licensure for a physician. The Company believes that its business arrangements do not involve the referral of patients to entities with whom referring physicians have a financial interest, because referrals are made directly to other providers rather than to entities in which referring physicians have a financial interest. The Company established THSC in order to facilitate compliance with federal and state regulations regarding physician referrals and kickbacks. The physicians in the Talbert Medical Groups do not hold a prohibited interest in THSC. Physicians in a position to make referrals to THSC, or persons who are immediate family members of such physicians, are prohibited from exercising Rights or otherwise acquiring the Company's Common Stock. The Company believes it is in compliance with the laws governing Medicare, Medicaid and physician referrals, but if it were determined to be in violation of any such law, the Company could be subject to significant fines or other penalties and could be required to restructure its operations in a material manner. "See Business--Government Regulation."


    The Company believes that it is in compliance with applicable regulatory requirements including restrictions on the corporate practice of medicine in relevant states, limitations on referrals, regulation of the insurance business and the Knox-Keene Act. No assurance can be given, however, that regulatory authorities, courts or parties with which the Company does business will not assert that the Company is engaged in conduct prohibited under such laws or regulations, and seek relief prohibiting the Company or its affiliates from carrying on their respective businesses or voiding existing contractual relationships. If such assertions are made, the Company may be required to sever or restructure payor contracts or its management services agreements with the Talbert Medical Groups. Any such severing or restructuring could have a material adverse effect on the Company. See "Business--Government Regulation."


HEALTH CARE REFORM

    Diverse legislative and regulatory initiatives have been proposed at both the federal and state levels to address both the continuing increases in health care costs and the lack of health care insurance for many people. Among other legislation, Congress has considered major reductions in the rate of increase of Medicare and Medicaid spending as part of efforts to balance the federal budget. State legislatures also have discussed restructuring Medicaid programs and adopting "any willing provider" legislation. Certain of the proposals, if adopted, could have a material adverse effect on the Company. See "Business-- Government Regulation."

POTENTIAL CLAIMS AFFECTING THE COMPANY'S INDUSTRY; INSURANCE

    In recent years physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice, bad faith denial of services and other claims for recovery in connection with alleged injuries or misconduct. Many of these lawsuits involve large claims and substantial defense costs. The Company maintains professional malpractice and general liability insurance on behalf of itself and the Talbert Medical Groups in amounts deemed appropriate by management based on the nature and risks of the Company's business. Although the Company currently is not a party to any material litigation relating to the practice of medicine, there can be no assurance that the Company will not become involved in such litigation in the future, that claims arising from such litigation will not exceed the Company's insurance coverage or that such coverage will continue to be available. See "Business--Risk Management Program."

CLASSIFICATION OF PHYSICIANS AS INDEPENDENT CONTRACTORS

    Physicians and other health care professionals not employed directly by the Talbert Medical Groups are regarded as independent contractors. The Talbert Medical Groups and the Company do not withhold federal or state income taxes, make federal or state unemployment tax payments or provide workers' compensation insurance with respect to these independent contractors. The payment of applicable taxes is regarded as the responsibility of each independent contractor. The Company believes that its classification of these health care professionals as independent contractors is proper for federal and state tax purposes. A contrary determination by federal taxing authorities, or a change in existing law, could have a material adverse effect on the Company's operating results. Congress is considering, in connection with health care reform, certain measures that would modify the rules for classifying workers as independent contractors. The Company cannot predict the impact of such measures on the Company.

ANTI-TAKEOVER CONSIDERATIONS

    Certain provisions of the Rights, the Company's Certificate of Incorporation and Bylaws, Delaware law and the agreements to which the Company is a party could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Rights may not be exercised to the extent that the holder would become the beneficial holder of more than 8% of the Common Stock outstanding or the holder's FHP Ownership Percentage (as defined herein), whichever is greater. See "The Offering--Exercise Cap." Following the completion of the Offering, the Company's Stockholder Rights Agreement may delay or prevent a change in control of the Company by giving holders of such rights the opportunity to purchase Common Stock at a discount. See "Description of Capital Stock--Certain Anti-Takeover Effects." The New FHP Provider Agreements provide that the consent of FHP and PacifiCare is required for any proposed sale or change in control of TMMC or a Talbert Medical Group during the first two years of their term, which consent will not unreasonably be withheld. See "Relationship with FHP and PacifiCare Following the Offering--Provider Agreements."

SHARES ELIGIBLE FOR FUTURE SALE

    FHP has certain registration rights with respect to any Common Stock it may acquire as a result of an undersubscription of the Offering. The number of shares subject to such rights, if any, will depend on the extent to which the Offering is undersubscribed, but may not exceed 20% of the outstanding Common Stock. Certain members of management also have registration rights with respect to their restricted shares of Common Stock. Approximately 228,000 shares of Common Stock are subject to such rights. See "Description of Capital Stock--Registration Rights."

                                  THE COMPANY

    The Company was incorporated in Delaware in November 1996 to serve as a holding company for TMMC and THSC in connection with their separation from FHP as a result of the FHP Merger. The Company's principal executive offices are located at 3540 Howard Way, Costa Mesa, California 92626-1417 and its telephone number at that address is (714) 436-4800.

BACKGROUND

    The Company's predecessor businesses formed a part of the staff model operations of FHP, which had been active in managed care since 1961. In June 1995, FHP announced a plan to restructure its operations, which included the transformation of its staff model operations into a PPMC, an ancillary clinical services provider and a number of affiliated professional corporations. TMMC and THSC were formed as subsidiaries of FHP to provide physician practice management and ancillary clinical services, respectively, to the practice groups. A number of professional corporations were organized in California, Utah, Arizona and Nevada to succeed to FHP's staff model provider practice and become the Talbert Medical Groups in those states. In New Mexico, TMMC directly employs the former FHP physicians and acts as the Talbert Medical Group for that state. The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services.

SEPARATION FROM FHP

    In July 1996, FHP determined to pursue a tax-free spin-off of TMMC and THSC in the belief that they would be more attractive to other payors if they operated independently from FHP. Soon after this decision, FHP agreed to merge with PacifiCare. FHP and PacifiCare have agreed to abandon the tax-free spin-off of TMMC and THSC, and instead to proceed with the separation of TMMC and THSC from FHP concurrently with the FHP Merger through the transactions described below:

                                    [CHART]

Concurrently with the FHP Merger:

    (1) TMMC received the Capital Contribution of $67 million to increase its net worth to approximately $60 million.

    (2) The management and other investors ("MIs") exchanged their aggregate 7.6% equity interests in TMMC and THSC for an equivalent interest in the Company.

    (3) The Company purchased from FHP its 92.4% equity interest in TMMC and THSC in exchange for Rights to purchase 92.4% of the Company's Common Stock, plus the Talbert Note.

    (4) In connection with the FHP Merger, FHP transferred the Rights to PacifiCare Holdings.

    (5) By virtue of the FHP Merger, shares of FHP Common Stock and FHP Preferred Stock were converted, in part, into the Rights, which confer upon FHP's stockholders ("FHP SHs"), collectively, the right to purchase 92.4% of the Company's Common Stock.

During the Offering:

    (6) The Rights holders may, through the exercise of their Rights, purchase the Company's Common Stock in the Offering.

Immediately After the Offering:

    (7) The Company will use the proceeds of the Offering to repay indebtedness under the Talbert Note. If the Offering is not fully subscribed, the Company has agreed to sell to FHP any unsubscribed shares of Common Stock in exchange for cancellation of any remaining indebtedness under the Talbert Note.

    Concurrently with the FHP Merger, the Company, FHP and PacifiCare Holdings entered into the Interim Operations Agreement to govern certain aspects of the Company's operations during the period between the Effective Time and the completion of the Offering. The Interim Operations Agreement provided for the election of two PacifiCare Holdings nominees to the Board of Directors of the Company (see "Management--Directors and Executive Officers") who will serve until the completion of the Offering. In addition, the Interim Operations Agreement places certain restrictions on the operations of the Company without the consent of PacifiCare Holdings until the completion of the Offering. See "Relationship with FHP and PacifiCare Following the Offering--Interim Operations Agreement."

    Following the separation from FHP as described above, TMMC and THSC will continue to provide practice management and ancillary clinical services to the Talbert Medical Groups. The Talbert Medical Groups will continue to provide health care to FHP members under the New FHP Provider Agreements that took effect as of the Effective Time. FHP will continue to have various ongoing relationships with the Company and its subsidiaries and affiliates. See "Relationship with FHP and PacifiCare Following the Offering."

                                  THE OFFERING

BASIC SUBSCRIPTION PRIVILEGE

    Upon the FHP Merger, shares of FHP Common Stock and FHP Preferred Stock outstanding as of the Effective Date will be converted, in part, into the Rights. FHP stockholders will receive one Right for every 21.19154 shares of FHP Common Stock and one Right for every 26.27752 shares of FHP Preferred Stock held at the Effective Time. The Rights are evidenced by transferable Subscription Certificates. Each Right entitles the holder to purchase one share of Common Stock for $21.50 per share. The Subscription Price of $21.50 per share was calculated by FHP and PacifiCare based on their intent to return to FHP approximately $60 million through the proceeds of the Offering. The Subscription Price does not reflect an estimate by FHP or PacifiCare of the fair market value of the Company. Rights holders are entitled to subscribe for all, or any whole number of, the shares of Common Stock underlying their Rights (the "Basic Subscription Privilege").

ADDITIONAL SUBSCRIPTION PRIVILEGE

    Each Rights holder who subscribes in full for all shares of Common Stock that the holder is entitled to purchase pursuant to the Basic Subscription Privilege will be entitled to purchase additional shares of Common Stock at the Subscription Price from any unsubscribed shares remaining after the exercise, sale or expiration of all Basic Subscription Privileges (the "Additional Subscription Privilege"). However, if the total number of shares of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege exceeds the total number of shares underlying the Rights, the number of shares available for subscription pursuant to the Additional Subscription Privilege will be allocated, on a pro rata basis, to the nearest whole share, among those exercising the Additional Subscription Privilege on the basis of their relative subscriptions pursuant to the Additional Subscription Privilege.

EXERCISE CAP

    Rights may not be exercised to the extent that the holder would become the beneficial owner of more than 8% of the shares of Common Stock outstanding. However, holders of FHP Common Stock or FHP Preferred Stock with an FHP Ownership Percentage in excess of 8% as of the Effective Time may exercise Rights to the extent that their beneficial ownership of Common Stock does not exceed their FHP Ownership Percentage.

NO EXERCISE BY REFERRING PHYSICIANS

    Physicians in a position to make referrals to THSC, or persons who are immediate family members of such physicians, are prohibited from exercising Rights or otherwise acquiring the Company's Common Stock.

SUBSCRIPTION EXPIRATION DATE

    The Rights will expire at 5:00 P.M., Eastern Daylight Time, on the Expiration Date. After the Expiration Date, the Rights will be void and valueless. The Company is not obligated to honor any subscriptions received by the Subscription Agent after the Expiration Date, regardless of when such subscriptions were sent.

SUBSCRIPTION AGENT

    The Subscription Agent is American Stock Transfer & Trust Company. The address to which Subscription Certificates and payment of the Subscription Price should be delivered, whether by hand, by mail or by overnight courier, is:

                    American Stock Transfer & Trust Company

                           40 Wall Street, 46th Floor

                            New York, New York 10005

                      Attention: Reorganization Department

    Any questions or requests for assistance concerning the method of subscribing for shares of Common Stock should be directed to the Subscription Agent at (718) 921-8200.

INFORMATION AGENT

    Georgeson & Company Inc. will serve as Information Agent for the Offering. Any questions or requests for assistance concerning the method of subscribing for Common Stock or additional copies of this Prospectus can be directed to the Information Agent. The Information Agent's telephone number is (800) 223-2064.

HOW TO EXERCISE RIGHTS

    Rights holders may exercise the Basic Subscription Privilege and the Additional Subscription Privilege by delivering to the Subscription Agent at its offices listed under "Subscription Agent," prior to 5:00 P.M., Eastern Daylight Time, on the Expiration Date, a properly completed and executed Subscription Certificate, together with full payment of the aggregate Subscription Price in U.S. dollars, by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to American Stock Transfer & Trust Company, as Subscription Agent. However, if at or prior to 5:00 P.M., Eastern Daylight Time, on the Expiration Date, the Subscription Agent has received full payment of the Subscription Price for shares of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege, together with a written guarantee from a bank, a trust company, or a member firm of the New York Stock Exchange, Inc., other national securities exchanges, or the National Association of Securities Dealers, Inc. that a Subscription Certificate with respect to the shares of Common Stock will be delivered to the Subscription Agent prior to 5:00 P.M., Eastern Daylight Time, on the third day following the Expiration Date, the subscription will be accepted, subject to timely receipt of the duly completed Subscription Certificates. In the event of a proration of shares of Common Stock to persons exercising the Additional Subscription Privilege, the Subscription Agent will promptly refund, without interest, the amount of any overpayment. The instructions that accompany the Subscription Certificate should be read carefully and followed in detail.

    COMPLETED SUBSCRIPTION CERTIFICATES AND THE RELATED PAYMENT SENT TO THE OFFICE OF THE SUBSCRIPTION AGENT MUST BE RECEIVED BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON THE EXPIRATION DATE. DO NOT SEND SUBSCRIPTION CERTIFICATES OR PAYMENTS TO THE COMPANY OR FHP. SUBSCRIBERS WILL NOT HAVE ANY RIGHT TO REVOKE THE EXERCISE OF THEIR RIGHTS AFTER DELIVERY OF THEIR SUBSCRIPTION CERTIFICATES TO THE SUBSCRIPTION AGENT.

    THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, NOT THE COMPANY, FHP OR THE SUBSCRIPTION AGENT. IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE RECEIPT BY THE SUBSCRIPTION AGENT PRIOR TO 5:00 P.M., EASTERN DAYLIGHT TIME, ON THE EXPIRATION DATE.

    Record holders of shares of FHP Common Stock and FHP Preferred Stock, such as brokers, trusts or depositaries for securities, who hold the shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners' intentions and instructions with respect to the related Rights. Based upon the instructions received from the beneficial holders, the record holders should complete the Subscription Certificates and submit them with the applicable payment.

    All questions regarding the timeliness, validity, form and eligibility of any exercise of Rights will be determined by FHP, in its sole discretion, whose determination will be final and binding. FHP reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful. FHP in its sole discretion may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as it may determine or reject the purported exercise of any Rights. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as FHP determines in its sole discretion. FHP, the Company and the Subscription Agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates nor will any of them incur any liability for failure to give such notification.

DELIVERY OF CERTIFICATES

    Certificates for shares of Common Stock issuable on exercise of the Basic Subscription Privilege and the Additional Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent, but not prior to the Expiration Date. Certificates for shares of Common Stock issued pursuant to the exercise of the Basic Subscription Privilege and the Additional Subscription Privilege will be registered in the name of the Rights holder exercising such privilege.

PURCHASE, SALE OR TRANSFER OF RIGHTS

    Rights may be purchased or sold through ordinary investment channels, including brokers. Application has been made for the quotation of the Rights on the Nasdaq National Market under the symbol "TMMCR."

    If any Rights represented by the Subscription Certificate received by the Subscription Agent are not used in the exercise of the Basic Subscription Privilege, the Subscription Agent will, if practicable, sell such excess Rights and will remit the net proceeds, if any, to the subscriber, provided appropriate instructions are received.

FRACTIONAL RIGHTS

    No fractional Rights will be issued to FHP stockholders. The Subscription Agent will determine the aggregate number of fractional Rights that would have been issued to FHP stockholders had fractional Rights been issued. The Subscription Agent will sell, if practicable, the nearest whole number of Rights and remit the net proceeds, if any, to FHP stockholders based on the number of fractional Rights they would have received.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

    Subscription Certificates will not be mailed to stockholders whose addresses are outside the United States and Canada or who have an A.P.O. or F.P.O. address, but will be held by the Subscription Agent for their account. To exercise such Rights, stockholders must notify the Subscription Agent by 11:00 A.M., Eastern Daylight Time, on the third day prior to the Expiration Date, at which time (if no instructions have been received) the Rights represented thereby will be sold, if feasible, and the net proceeds if any, remitted to such stockholders.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    The initial holders of the Rights will have a tax basis in the Rights equal to their fair market value as of the date of their delivery, and the holding period (for determination of short-term or long-term gains and losses) of the Rights will commence as of such date. Upon a sale of the Rights, the selling holder will recognize short-term gain or loss equal to the difference between the selling price and the basis, and that gain or loss will be capital in nature if the Rights are (and the Common Stock obtainable on exercise of the Rights would be) a capital asset in the hands of the seller. If the Rights are not exercised or sold, the holder will have a short-term loss equal to the basis in the Rights.



    No gain or loss will be recognized on exercise of the Rights. The tax basis of the Common Stock obtained on exercise of the Rights will equal (i) the exercise price under the Rights plus (ii) the basis of the Rights in the hands of the exercising holder (either the fair market value as of the date of their delivery, or the amount paid to purchase the Rights after such date). The holding period of the Common Stock will commence on the exercise of the Rights. Upon a subsequent sale of the Common Stock, the seller will recognize gain or loss equal to the difference between the selling price and the basis of the Common Stock. The gain or loss will be capital in nature if the Common Stock represents a capital asset in the hands of the holder, and will be long-term if the sale occurs more than one year after exercise of the Rights.


    Under current federal income tax law, the highest tax rate on ordinary income and short-term capital gains is 39.6%, and long-term capital gains are subject to a maximum tax rate of 28%. A sale of Common Stock acquired as a result of exercise of the Rights generally should constitute long-term capital gain if the stock is held for more than one year after exercise. However, because of certain provisions in the law relating to the "phase-out" of personal exemptions and certain limitations on itemized deductions, the federal income tax consequences to a particular taxpayer of receiving additional amounts of ordinary income or capital gain may be greater than would be indicated by application of the stated tax rates to the additional amount of income or gain.

    O'Melveny & Myers LLP has provided an opinion to the effect that, under current law, the exercise, sale or lapse of the Rights will have the tax consequences set forth above. This opinion has been filed as an exhibit to the Registration Statement, and is subject to the conditions, qualifications and assumptions set forth therein. A separate discussion of certain federal income tax consequences associated with the receipt of the Rights is included in the joint proxy statement/prospectus filed by FHP and PacifiCare on Schedule 14A with respect to the FHP Merger and certain other matters. See "Additional Information."

OTHER MATTERS


    The Offering is not being made in any states or other jurisdictions in which it is unlawful to do so, nor are FHP or the Company selling or accepting any offers to purchase any shares of the Common Stock from Rights holders who are residents of such states or other jurisdictions. FHP may delay the commencement of the Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Offering, however, in the event of a material amendment to the terms of the Offering, the Company will file appropriate amendments to the Registration Statement. FHP may, if it so determines in its sole discretion, decline to make modifications to the terms of the Offering requested by certain states or other jurisdictions, in which event Rights holders resident in such states or other jurisdictions will not be eligible to participate in the Offering.


                              FINANCIAL STATEMENTS

    The consolidated financial data for the Company set forth in this Prospectus include the accounts of TMMC, THSC and the Talbert Medical Groups. Consolidation of the Talbert Medical Groups is considered necessary to present fairly the financial position and results of operations of the Company because the

Company has direct or indirect unilateral and perpetual control over the assets and non-medical operations of the Talbert Medical Groups. The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services. See "Business--The Company."

                                USE OF PROCEEDS

    Assuming the Rights are fully exercised, the proceeds to the Company from the sale of the Common Stock pursuant to the Rights are estimated to be approximately $59.6 million. FHP will pay the expenses of the Offering, which are currently estimated to be approximately $1.9 million. All of the proceeds of the Offering will be used to repay indebtedness to FHP incurred in the Acquisition. See "Relationship with FHP and PacifiCare Following the Offering--Acquisition Agreement."

                                DIVIDEND POLICY

    The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors. It is the current policy of the Company to retain earnings, if any, to finance the operations and expansion of the Company's business. Any determination as to the payment of dividends in the future will depend upon, among other things, general business conditions, the Company's earnings, financial condition, capital needs and other factors deemed pertinent by the Company's Board of Directors, including the limitations, if any, on the payment of dividends under state law and under any then-existing agreements with others. The Company does not anticipate paying any dividends in the near future.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company and its subsidiaries as of December 31, 1996, and as adjusted to give effect to the Acquisition and the Offering. This table should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries and the notes thereto included in this Prospectus.

                                                                        DECEMBER 31, 1996
                                                                   ---------------------------
                                                                    ACTUAL     AS ADJUSTED(1)
                                                                   ---------  ----------------
                                                                     (AMOUNTS IN THOUSANDS)
Stockholders' equity (deficit):
  Preferred Stock, par value $.01 per share; 1,200,000 shares
    authorized; no shares issued and outstanding.................  $  --         $   --
  Common Stock, par value $.01 per share; 15,000,000 shares
    authorized; 3,000,000 shares issued and outstanding..........         30             30
  Paid-in capital (1)............................................      5,922         72,922
  Deferred stock compensation expense............................     (3,510)        (3,510)
  Retained deficit...............................................     (7,979)        (7,979)
                                                                   ---------        -------
    Total stockholders' equity (deficit).........................  $  (5,537)    $   61,463
                                                                   ---------        -------
                                                                   ---------        -------

------------------------

(1) Adjusted to reflect the Capital Contribution of $67,000,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data sets forth, for the periods and dates indicated, selected consolidated financial data of the Company and its subsidiaries (including the Talbert Medical Groups) derived from the historical consolidated financial statements of its predecessors. The consolidated statement of operations data presented below for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data at December 31, 1995 and 1996, are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1992 and 1993, and the consolidated balance sheet data at December 31, 1992, 1993 and 1994, are derived from unaudited consolidated financial statements of the Company and its subsidiaries that are not included herein. The summary consolidated financial data presented below are qualified by reference to the consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      YEAR ENDED DECEMBER 31
                                -------------------------------------------------------------------
                                  1992(1)       1993(1)       1994(1)       1995(1)        1996
                                -----------   -----------   -----------   -----------   -----------
                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue (2)(3):
    Capitation from FHP.......  $   311,001   $   355,791   $   403,787   $   419,471   $   379,740
    Copayments, fee for
      service and other.......       30,316        38,143        52,000        76,228        80,806
                                -----------   -----------   -----------   -----------   -----------
      Total revenue...........      341,317       393,934       455,787       495,699       460,546
  Expenses (2):
    Affiliated medical
      services................      139,439       153,985       162,385       173,417       136,672
    Purchased medical
      services................       53,229        74,825       104,755       121,570       109,750
    Dental services...........       15,290        18,894        26,528        31,379        27,478
    Optometry, pharmacy and
      other primary health
      care services...........       60,701        72,703        87,967       102,412       105,415
    Clinic operations.........       65,549        65,164        79,446        85,585        63,509
                                -----------   -----------   -----------   -----------   -----------
      Total cost of health
        care..................      334,208       385,571       461,081       514,363       442,824
    Marketing, general and
      administrative..........       15,894        16,586        22,387        29,698        31,479
                                -----------   -----------   -----------   -----------   -----------
  Operating loss..............       (8,785)       (8,223)      (27,681)      (48,362)      (13,757)
  Interest income (4).........      --            --            --            --              1,691
                                -----------   -----------   -----------   -----------   -----------
  Loss before income taxes....       (8,785)       (8,223)      (27,681)      (48,362)      (12,066)
  Provision (benefit) for
    income taxes..............       (3,514)       (3,289)      (11,349)      (19,754)       (4,087)
                                -----------   -----------   -----------   -----------   -----------
  Net loss....................  $    (5,271)  $    (4,934)  $   (16,332)  $   (28,608)  $    (7,979)
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
  Loss per common and common
    equivalent share (5)......  $     (1.76)  $     (1.65)  $     (5.45)  $     (9.55)  $     (2.66)
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------

                                                           DECEMBER 31,
                                -------------------------------------------------------------------
                                 1992 (1)      1993 (1)      1994 (1)      1995 (1)        1996
                                -----------   -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
  Working capital (6).........  $   (12,100)  $   (11,291)  $   (18,742)  $   (18,638)  $   (16,110)
  Total assets (6)............       13,335        17,739        23,087        23,178        86,699
  Long-term obligations.......      --            --            --            --            --
  Stockholders' deficit
    (6)(7)....................      (11,587)      (10,765)      (18,113)      (17,886)  $    (5,537)

--------------------------
(1) Reflects financial information relating to the historical staff model operations of FHP prepared from separate records maintained by subsidiaries of FHP. Includes the costs of management information services and certain administrative and overhead activities provided to the Company by FHP. Prior to July 1, 1994, FHP's operations in Arizona and New Mexico were not a part of the Company's staff model operations and, accordingly, their respective financial position and results of operations for all periods prior to July 1, 1994 have been omitted from the accompanying consolidated statement of operations and balance sheet data. See "Consolidated Financial Statements--Note 2."

(2) Revenue is derived from prepaid capitation fees for ambulatory services, plus patient co-payments and fee for service payments. The Company did not incur any hospital expense for the periods presented.

(3) Nearly 100% of revenue was received pursuant to former provider agreements with FHP. The New FHP Provider Agreements took effect as of March 1, 1997. The pro forma financial data presented elsewhere herein reflect, in part, the effects of the New FHP Provider Agreements as if such agreements had been in effect for the period presented.

(4) Prior to January 1, 1996, all available cash balances, and the interest income on such cash balances, were retained by FHP.

(5) Loss per common and common equivalent share is computed based on 2,996,104 common equivalent shares for all periods presented. Equivalent common shares include the effect of options to purchase 70,350 shares of Common Stock granted in September 1996 and options to purchase 39,636 shares of Common Stock granted in November 1996.

   Pursuant to the Commission's Staff Accounting Bulletin Topic 4:D, stock options granted during the twelve-month period prior to the date of the initial filing of the Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method (considering the assumed proceeds from the stock options and the number of shares that could have been repurchased using the estimated initial public price) as if the shares were outstanding for all periods presented, even if the impact of the incremental shares is anti-dilutive.

(6) Does not reflect the Capital Contribution of $67,000,000 to be made prior to the Acquisition as reflected in the pro forma financial data presented elsewhere herein.

(7) Prior to January 1, 1996, stockholders' deficit fluctuated as a result of various intercompany transactions with FHP. On January 1, 1996, FHP recapitalized TMMC, resulting in the elimination of a deficit of $17,886,000. See "Consolidated Financial Statements--Note 9."

    The following table sets forth, for the periods indicated, the percentage of revenue represented by the following items:

                                                                              YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                          1994         1995         1996
                                                                       -----------  -----------  -----------
Revenue:
  Capitation from FHP................................................       88.6%        84.6%        82.5%
  Copayments, fee for service and other..............................       11.4         15.4         17.5
                                                                       -----------  -----------  -----------
    Total revenue....................................................      100.0        100.0        100.0
Expenses:
  Affiliated medical services........................................       35.6         35.0         29.7
  Purchased medical services.........................................       23.0         24.5         23.8
  Dental services....................................................        5.8          6.3          6.0
  Optometry, pharmacy, and other primary health care services........       19.3         20.7         22.9
  Clinic operations..................................................       17.4         17.3         13.8
                                                                       -----------  -----------  -----------
    Total cost of health care........................................      101.1        103.8         96.2
  Marketing, general and administrative..............................        4.9          6.0          6.8
                                                                       -----------  -----------  -----------
Operating loss.......................................................       (6.0)        (9.8)        (3.0)
Interest income......................................................                                  0.4
                                                                       -----------  -----------  -----------
Loss before income tax benefit.......................................       (6.0)        (9.8)        (2.6)
Income tax benefit...................................................       (2.4)        (4.0)         (.9)
                                                                       -----------  -----------  -----------
Net loss.............................................................       (3.6)%       (5.8)%       (1.7)%
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    TMMC, THSC and the Talbert Medical Groups, subsidiaries and affiliates of the Company, commenced operations on January 1, 1996, and were formed as part of a plan announced by FHP in June 1995, to restructure its operations (the "Restructuring Plan"). The Restructuring Plan included the transformation of FHP's staff model operations (except for FHP's staff model operations in Guam) into a PPMC (now known as TMMC), an ancillary clinical services provider (now known as THSC) and a number of affiliated medical and dental provider practice groups (now known as the Talbert Medical Groups). TMMC and THSC were originally formed as subsidiaries of FHP. The Talbert Medical Groups comprise a number of new professional corporations organized in California, Utah, Arizona and Nevada to succeed to FHP's staff model business in each of those states. In New Mexico, TMMC directly employs physicians and effectively acts as the Talbert Medical Group in that state. The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services. Approximately 4,000 of FHP's employees, including health care professionals, became employees of TMMC, THSC or the Talbert Medical Groups.

    FHP's staff model operations had no separate legal status prior to the organization of TMMC, THSC and the Talbert Medical Groups. However, through its subsidiaries FHP had offered health care services to FHP members as a staff model HMO since 1961. Effective January 1, 1996, and pursuant to its management services agreements with the Talbert Medical Groups, TMMC began providing a broad range of practice management services in return for a management fee. At the same time, the Talbert Medical Groups became responsible for managing all physician-related covered medical care for each FHP member enrolled with a Talbert Medical Group in exchange for a prepaid monthly capitation payment for each such member. See "Business--The Company--Contractual Relationships." The Talbert Medical Groups are not limited to serving only FHP members. However, they have continuously served FHP members who received their health care in the former FHP staff model operations.

    Because a significant portion of the Company's revenue is derived from capitated payments, and because the Company has in certain cases guaranteed the obligations of the Talbert Medical Groups, its success depends in large part on the effective management of health care costs, including controlling utilization of specialty care physicians and other ancillary providers and purchasing services from third-party providers at competitive prices. In addition, as capitation fees are based on a percentage of premiums received by payors such as HMOs, any decrease in premiums could result in lower capitation fees being paid to the Talbert Medical Groups. Although management believes that the Company's cost control measures, which include risk-sharing arrangements between the Talbert Medical Groups and the payors with which they contract, as well as administrative and medical review of health care delivery services, will help mitigate their effects, such costs may periodically affect the Company's results of operations.

    A typical payor contract includes a direct professional capitation payment to the Talbert Medical Group as well as a shared risk/incentive program. The hospital shared risk incentive program is based on actual bed-day utilization against a negotiated bed-day budget. If the actual bed-day utilization is favorable to the bed-day budget, a predetermined dollar amount per day is contributed to the hospital incentive fund. The residual in the fund typically is shared equally between the hospital and the Company. When the Talbert Medical Group assumes risk for over-utilization, the Talbert Medical Group's exposure is generally limited to no more than 10% of the fund. The Company currently does not share any hospital risk other than participation in such incentive funds. In the future, the Company may take additional hospital risk under certain circumstances when the Company believes it can make sufficient improvements in bed-day utilization to warrant such risk.

    The Company currently derives substantially all of its revenue from provider agreements with FHP. As a result of the FHP Merger, these agreements were renegotiated, resulting in lower revenues and higher costs per enrollee to the Company. On a pro forma basis, these changes to the New FHP Provider Agreements would have decreased the Company's revenue from $460.5 million to $421.3 million and increased its operating loss from $13.8 million to $60.3 million for the year ended December 31, 1996.


    TMMC provides a broad range of practice management services to the Talbert Medical Group, and in return is reimbursed for certain clinic operating expenses and receives a management fee of 15% of revenues net of reimbursed clinic operating expenses (except in California, where the management fee is 60% of the Talbert Medical Group's gross revenues, and in New Mexico, where TMMC directly employs the physicians in the Talbert Medical Group). Under the management services agreement, the Talbert Medical Groups are in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC is responsible for all other elements of the patient encounter, including scheduling, reception, nursing, clinical space, and administrative and clerical support.

    The consolidated financial statements for the Company include the financial statements of TMMC, THSC and the Talbert Medical Groups. The Company effectively controls the Talbert Medical Groups by means other than equity ownership, and therefore consolidation of the Talbert Medical Groups is necessary to present fairly the financial position and results of operations of the Company. Control of the Talbert Medical Groups by TMMC is perpetual rather than temporary by virtue of: (i) the length of the original terms of the relevant management and other agreements; (ii) the successive extension period provided by the agreements; (iii) the continuing investment of capital by TMMC; (iv) the employment of the majority of nonphysician personnel by TMMC; (v) the nature of the services provided to the Talbert Medical Groups by TMMC; and (vi) the provisions of a share control agreement entered into by each Talbert Medical Group stockholder and TMMC. The financial statements of the former FHP staff model operations have been prepared from separate records maintained by subsidiaries of FHP. See "Consolidated Financial Statements--Note 2."

RESULTS OF OPERATIONS

    REVENUE

    The Company derives substantially all of its revenue from capitated provider agreements, with the balance derived from enrollee co-payments, fee-for-service revenue and other. Revenues are net of an allowance for doubtful accounts. Nearly all revenues are generated from payments under provider agreements with FHP. Pursuant to these agreements, every month FHP pays each Talbert Medical Group a fixed percentage of FHP's premium revenue, based on the number of commercial and senior enrollees covered by the Talbert Medical Group. Unlike capitated revenue, co-payments and fee-for-service revenue represent payments received directly from patients for services rendered.

    The Company believes FHP will continue to be the primary source of capitated revenue for the forseeable future. The Talbert Medical Groups currently have four capitated physician agreements and six capitated dental agreements with FHP. TMMC also has a capitated physician agreement with FHP for New Mexico. The Talbert Medical Groups also have recently established contractual relationships with a total of 18 other HMOs in California, Arizona, New Mexico and Utah. The Company will seek to diversify the Talbert Medical Groups' payor base following separation from FHP. Management believes new payor contracts are essential to future revenue growth.

    The Talbert Medical Groups' senior enrollee revenue is generated from premiums paid to FHP by the Health Care Financing Administration ("HCFA"). Under FHP's agreement with HCFA, seniors enroll and disenroll individually throughout the year. FHP seniors served by the Talbert Medical Groups have individually selected the Talbert Medical Groups for their health care. FHP receives senior premium rate increases from HCFA on January 1 of each year for every county and the contracted percentage of the increase is passed to the Talbert Medical Groups pursuant to their provider agreements with FHP.

Revenue per senior enrollee is substantially higher than revenue per commercial enrollee because senior enrollees use substantially more health care services, thereby incurring a higher cost for services provided. FHP received an average rate increase of 5.1% and 5.7% in the Company's markets for 1996 and 1997, respectively. There can be no assurance that such annual rate increases will continue.

    YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUE. Total revenue decreased $35.2 million, or 7.1%, to $460.5 million for the year ended December 31, 1996, from $495.7 million for the year ended December 31, 1995. This decrease primarily reflects an 8.6% decline in capitated enrollment, from 321,588 at December 31, 1995 to 293,837 at December 31, 1996. California's enrollment decline was responsible for $28.8 million of the total decline in capitated revenue of $39.7 million. Declines in capitated enrollment in Utah, New Mexico, and Nevada were collectively responsible for an additional $11.0 million decline in capitated revenue. Copayment and fee for service revenue increased by a net $4.6 million, or 6.0%, to $80.8 million at December 31, 1996, from $76.2 million at December 31, 1995. This increase primarily reflects additional copayment and fee for service revenue for optometry, pharmacy and dental services provided by the Medical Centers in California, Utah, New Mexico and Nevada. The Company also experienced an increase in bad debt expense of approximately $2.8 million, primarily attributable to the increase in fee for service and copayment revenue, as well as a new billing system that temporarily diverted resources from the Company's collection efforts.

    AFFILIATED MEDICAL SERVICES EXPENSE. Affiliated medical services expense consists of expenses related to staff physicians, nursing, laboratory and x-ray services, and malpractice insurance, that are provided by the Company. Affiliated medical services expense declined $36.7 million, or 21.2%, to $136.7 million (29.7% of revenues) for the year ended December 31, 1996 from $173.4 million (35.0% of revenues) for the year ended December 31, 1995. This decline primarily reflects the impact of lower capitated enrollment, including lower physician and malpractice insurance costs resulting from reductions in physician staffing levels. In California and Arizona, affiliated medical services expense was reduced by $24.5 million and $3.3 million, respectively, through reductions in physician staffing, outsourcing of certain physician specialist services, and corresponding reductions in associated support services. In Utah, physician staffing was reduced in accordance with declines in enrollment, resulting in a $9.2 million reduction in physician costs.

    PURCHASED MEDICAL SERVICES EXPENSE. Purchased medical services expense consists of expenses related to physician specialists and related services that are provided outside the Company's Medical Centers. Purchased medical services expense declined $11.8 million, or 9.7%, to $109.8 million for the year ended December 31, 1996, compared to $121.6 millon for the year ended December 31, 1995. Declines in enrollment in Utah and Arizona resulted in a reduction of $11.2 million. As a percentage of revenues, purchased medical services expense decreased to 23.8% from 24.5%.

    DENTAL SERVICES EXPENSE. Dental services expense declined $3.9 millon, or 12.4% to $27.5 million (6.0% of revenues) for the year ended December 31, 1996, from $31.4 million (6.3% of revenues) for the year ended December 31, 1995. The reduction was largely attributable to declines in enrollment in California and Arizona.

    OPTOMETRY, PHARMACY AND OTHER PRIMARY HEALTH CARE SERVICES
EXPENSE. Optometry, pharmacy and other primary health care services expense increased $3.0 million, or 2.9%, to $105.4 million (22.9% of revenues) for the year ended December 31, 1996, from $102.4 million (20.7% of revenues) for the year ended December 31, 1995. Higher utilization of these services in California and New Mexico was responsible for $3.9 million and $1.3 million, respectively, of the increase, which was partially offset by a reduction of $2.0 million resulting from lower utilization in Arizona.

    CLINIC OPERATION EXPENSE. Clinic operations expense declined $22.1 million, or 25.8% to $63.5 million (13.8% of revenues) for the year ended December 31, 1996, from $85.6 million (17.3% of revenues) for the year ended December 31, 1995. Closures of clinics in California accounted for $13.3 million of the decline. Also, clinic operations expense in Utah and Arizona declined by $5.2 million and $2.6 million, respectively, reflecting primarily reductions in physician support staff.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE. Marketing, general and administrative ("MG&A") expense increased $1.8 million, or 6.0%, to $31.5 million (6.8% of revenues) for the year ended December 31, 1996, from $29.7 million, (6.0% of revenues) for the year ended December 31, 1995. The increase was attributable primarily to the recognition of stock compensation expense of $2.0 million in connection with the Capital Contribution of $67.0 million.

    YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUE. Total revenue increased $39.9 million, or 8.8%, to 495.7 million for the year ended December 31, 1995, from $455.8 million for the year ended December 31, 1994. The increase was primarily attributable to the addition of the Company's Arizona and New Mexico operations for a full year during 1995, and only six months during 1994. The net increases in capitated revenue in Arizona and New Mexico were $18.1 million and $15.6 million, respectively. Prior to July 1, 1994, the Company's Medical Centers in Arizona and New Mexico operated independently from FHP's capitated staff model networks. Accordingly, the Arizona and New Mexico operations are not included in the Company's financial statements prior to July 1, 1994. In addition, operations in Nevada began in November 1994, which added capitated revenues of $6.0 million for the year ended December 31, 1995. Offsetting the added revenues were capitated revenue reductions in California and Utah of $16.7 million and $7.4 million, respectively, as a result of declines in enrollment. Copayment and fee for service revenue increased by $24.2 million to $76.2 million at December 31, 1995. This increase reflects a $20.9 million increase generated from the Arizona, New Mexico and Nevada operations which were in operation for the full year in 1995, but only six months in 1994. California and Utah fee for service revenue increased by $3.4 million.

    AFFILIATED MEDICAL SERVICES EXPENSE. Affiliated medical expense increased by $11.0 million, or 6.8%, to $173.4 million for the year ended December 31, 1995, from $162.4 million for the year ended December 31, 1994. Physician, nursing, laboratory and radiology costs required to support the new Arizona, New Mexico and Nevada operations collectively added $12.7 million in operating costs. Affiliated medical services expense for Utah and California collectively declined by $1.6 million, reflecting lower utilization of professional services in the Medical Centers. As a percent of revenue, affiliated medical services expense decreased to 35.0% in 1995 from 35.6% in 1994.

    PURCHASED MEDICAL SERVICES EXPENSE. Purchased medical services expense increased by $16.8 million or 16.0% to $121.6 million (24.5% of revenue) for the year ended December 31, 1995 from $104.8 million (23.0% of revenue) for the year ended December 31, 1994. Physician specialty costs for the Arizona, New Mexico and Nevada operations added $21.6 million to purchased medical services expense. Start up operations typically incur substantially higher physician specialty costs until sufficient enrollment is attained to either procure favorable specialty contracts or add the specialty to the Company's Medical Center staff. California and Utah costs declined by $4.8 million, reflecting the lower utilization resulting from their respective declines in enrollment.

    DENTAL SERVICES EXPENSE. Dental services expense increased to $31.4 million for the year ended December 31, 1995, compared to $26.5 million for the year ended December 31, 1994. The Arizona, New Mexico and Nevada operations added $2.4 million in dental service costs, and California and Utah expanded their benefit coverage, which contributed another $2.5 million in dental service costs. As a percentage of revenue, dental services expense increased slightly to 6.3% from 5.8%.

    OPTOMETRY, PHARMACY AND OTHER PRIMARY HEALTH CARE SERVICES
EXPENSE. Optometry, pharmacy and other primary health care services expense increased to $102.4 million (20.7% of revenues) for the year ended December 31, 1995, compared to $88.0 million (19.3% of revenue) for the year ended December 31, 1994. Nearly all of the increase was attributable to the Arizona, New Mexico and Nevada operations, which collectively added $13.4 million in operating costs in 1995. Behavioral health expense increased $1.3 million, primarily due to expanded benefit coverage in California and Utah.

    CLINIC OPERATIONS EXPENSE. Clinic operations expense increased to $85.6 million for the year ended December 31, 1995, from $79.4 million for the year ended December 31, 1994. Arizona, New Mexico and Nevada added $10.8 million in clinic operating costs in 1995. California and Utah clinic expense declined by $4.7 million, reflecting closures of clinics and associated staff reductions due to lower enrollment. As a percent of revenue, the Company's overall clinic operation expense declined slightly to 17.3% in 1995 from 17.4% in 1994.

    MG&A EXPENSE. MG&A expense increased to $29.7 million (6.0% of revenue) for the year ended December 31, 1995, from $22.4 (4.9% of revenue) for the year ended December 31, 1994, reflecting the first full year of administrative costs incurred for the Arizona, New Mexico and Nevada operations.

LIQUIDITY AND CAPITAL RESOURCES

    LIMITED FUTURE CASH FLOWS AND CAPITAL CONTRIBUTION

    The Company's prepaid monthly capitation fees are based on a percentage of premiums received by the HMO payors, and any decrease in premiums could result in lower capitation fees paid to the Talbert Medical Groups. The New FHP Provider Agreements have ten-year terms, except for Utah, which has a 15-year term. Capitation rates established in the New FHP Provider Agreements are subject to renegotiation one year after the Effective Time. If the parties are unable to agree upon new rates, the existing rates will remain in effect. The New Provider Agreements do not contain any subsidies from FHP, and therefore will result in lower revenues and higher health care costs per enrollee to the Company.

    In addition, HMO's typically have annual "open enrollment" periods for commercial customers, during which new members may enroll or existing members may renew or leave the HMO. Fluctuations in capitated enrollment levels directly impact the Company's recognized capitated revenue. A substantial portion of FHP's current commercial membership was subject to open enrollment programs occurring in January and February 1997. The results of this open enrollment period indicate that the Company's capitated enrollment declined from 293,837 at December 31, 1996 to 287,901 at February 28, 1997. The Company lost approximately 10,300 former FHP enrollees, which was partially offset by an increase of approximately 4,400 enrollees from other payors. Any failure by FHP to maintain or increase commercial enrollment in the Company's markets following this period could have a significant adverse effect on the Company's future revenues, earnings, cash flows and financial position.

    The Company generates cash flow principally from monthly capitation payments from HMOs for their members who are serviced by the Talbert Medical Groups. FHP's staff model operations, which comprise the Company's predecessor businesses, experienced substantial operating losses over the last five years. Subsidies from FHP have partially offset losses incurred in these periods, but FHP has not provided such subsidies since March 1, 1997. The New FHP Provider Agreements, executed pursuant to the terms of the FHP Merger, will result in lower revenues and higher expenses per enrollee. Management therefore anticipates that the Company will incur substantial losses in 1997 and 1998 and will not generate positive cash flow for those periods. See "Relationship with FHP and PacifiCare Following the Offering--Provider Agreements."

    The Company's liquidity requirements are generated principally by its need to fund future operating losses, projected capital expenditures and anticipated expansion. Management plans to stabilize the Company's financial condition through revenue enhancements and cost reductions. Enhancing revenues is believed by management to be essential, even if cost reductions are successfully implemented. Declining enrollment has created excess health care service capacity, and the Company believes additional revenue opportunities can be achieved with relatively lower associated incremental costs. The Company's revenue enhancement plans focus on attracting new capitated Medicare and commercial enrollees by entering into provider agreements with payors other than FHP. Management anticipates that independence from FHP will make the Talbert Medical Groups more accessible to other payors and new capitated enrollees. However, there can be no assurance that the Talbert Medical Groups will be able to secure additional payor contracts or to attract new capitated enrollees. Continued enrollment decline would adversely impact operating results. To date, the Company has obtained 18 other provider agreements and in excess of 30 preferred provider organization ("PPO") contracts with more than 20 payors on behalf of one or more of the Talbert Medical Groups. See "Business--The Company--Payor Relationships." The Company also intends to increase revenues by offering additional services and by generating increased fee-for-service business, particularly in the pharmacy and optical segments.

    The Company's cost reduction plans focus primarily on continuing improvements in the cost of health care and controlling general and administrative expenses. Effective January 1, 1997, the Talbert Medical Groups implemented a new physician compensation program designed to be competitive with compensation programs in effect in other independent physician group practices. Physicians no longer receive only fixed salaries. Instead, approximately 20% of each physician's salary (based on current salary levels) has been placed at risk. Funds derived from hospital incentives, as well as from reductions in purchased medical services, are included in an incentive pool. The incentive pool will be distributed to physicians based on their individual performance as determined by the Company. Performance criteria include quality of care, patient satisfaction, cost-effectiveness and other factors. Management believes the revised physician compensation program will improve the Company's operating results and align physician incentives with the provision of quality medical care. The Company expects to further reduce costs by converting to self-insurance for employees' health insurance as well as converting the Company's annual contribution under its employee stock ownership plan (equivalent to two percent of salary) to a performance basis. Contributions will be made only if the Company meets its financial goals. The Company also intends to further reduce its cost of health care by improving its use of outside specialists and by renegotiating its specialty provider contracts.

    The Company's health care costs fluctuate quarterly based on the overall health of its patient population. Enrollees, particularly seniors, typically require more care during the winter months. Quarterly results also may be affected by significant differences between actual and estimated amounts receivable or payable for payor "shared risk" arrangements and certain estimated medical specialty claims liabilities that are adjusted periodically to reflect actual claims adjustments as they occur.

    The Company's facilities costs are primarily governed by the Master Lease Agreement and the FF&E Agreement (as defined herein) with FHP. The Master Lease Agreement has been amended to extend its term to December 31, 2005, with the exception of leases with respect to up to 90,000 square feet (of a total of approximately 472,000 square feet) that the Company may elect not to extend. See "Relationship with FHP and PacifiCare following the Offering--Master Lease Agreement." The Company's consolidated financial statements reflect the Master Lease Agreement and the FF&E Agreement as operating leases. See "Consolidated Financial Statements--Note 5."

    At December 31, 1996, the Company had cash balances of $41.2 million and a stockholders' deficit of approximately $5.5 million. On February 14, 1997 and immediately prior to the Acquisition, the Company received the Capital Contribution of $67 million. Immediately following the Acquisition, the Company settled amounts due to FHP of approximately $23 million to reimburse FHP for medical service and other costs paid on behalf of the Company. The Company intends to use the remainder of the Capital Contribution to fund operating losses and for working capital and other general corporate purposes.

    The Company's current liabilities consist of amounts for accrued medical claims payable attributable to services provided by specialty care physicians and ancillary provider services. This accrued liability includes claims received by the Company that have not yet been paid as well as an estimate of costs for covered medical benefits incurred by enrollees but not yet reported by the providers. These amounts are not due and payable until after the provider has presented a claim and are typically paid within 30 to 45 business days after their receipt. During 1996, the Company outsourced a number of specialty care services that were formerly provided by staff physicians within the Medical Centers. Accordingly, as the usage of purchased services increased, the Company's medical claims payment activity from outside provider specialists increased as well. In the third quarter of 1996, Utah began participating in FHP's Medicare risk program that replaced the existing Medicare cost contract. Under the Medicare risk program, the Company is required to pay for outside specialty care services that were formerly paid by FHP under the Medicare cost contract. As a result, Utah's claims activity increased during the last six months of 1996. In addition, Utah's revenue increased as a result of this new responsibility for outside specialty care services. See "Consolidated Financial Statements--Note 4." The Company estimates its medical claims liability based upon the anticipated cost for actual out-of-clinic referrals to the provider specialist authorized by the Company's utilization management program, plus an estimate of unknown provider specialty occurrences based upon historical utilization patterns of the Company's enrollees. See "Risk Factors--Open Enrollment Periods; Fluctuations in Quarterly Results."

    The Company does not have a credit facility in place and there can be no assurance that the Company will be able to obtain such a facility in the future. The Company also does not have significant tangible assets, other than computer equipment and tenant improvements. It therefore does not anticipate that credit facilities would be readily available to it without significant improvements in its results of operations and cash flows.

    CAPITAL REQUIREMENTS

    The Company has budgeted approximately $5.0 million for information systems capital expenditures and related activities in 1997. The Company's expansion strategy is to develop high quality, cost efficient health care delivery systems by acquiring or contracting with additional primary and specialty care physicians in selected geographic markets. The Company has not entered into any agreements, understandings, or arrangements with respect to such acquisitions or development. As a result, the amount of any funds required to accomplish such acquisitions or development cannot be accurately predicted. The Company believes that its existing cash resources, together with the Capital Contribution, will be sufficient to meet the Company's anticipated expansion and working capital needs for the next several years. However, this belief assumes that the Company's enrollment trends do not worsen, that expenses do not increase in excess of anticipated amounts and that competitive pressures or other factors do not further depress revenues. In addition, there are other factors that individually or collectively may have a significant adverse effect on the Company and impair its ability to operate successfully in the future. For a discussion of certain of these other factors, see "Risk Factors."

                                    BUSINESS

OVERVIEW

    The Company, through TMMC, organizes and manages physician and dentist practice groups that contract with HMOs and other payors to provide health care services to their members. As of December 31, 1996, TMMC had management services agreements with four physician groups representing approximately 287 primary and specialty care physicians operating in southern California, Utah, Arizona and Nevada. TMMC also directly employed 29 primary and specialty care physicians operating in New Mexico. In addition, TMMC had management services agreements with six dental groups representing approximately 80 dentists in southern California, Utah and Arizona. In support of these Talbert Medical Groups, TMMC operates 52 Medical Centers and employs a health care staff of more than 3,000 individuals. Through its management services agreements with the Talbert Medical Groups, TMMC managed approximately 288,000 capitated enrollees as of February 28, 1997.

    The Company believes that HMOs and other payors see primary care physicians as increasingly important participants in the delivery of managed health care. Payors rely on primary care physicians to assume more responsibility for the cost-effective management of patient care, including optimizing the amount of care provided on an out-patient basis, ensuring efficient utilization of specialists and hospitals, encouraging preventive care practices and monitoring the progress of patients throughout their course of treatment.

    The Company, through TMMC, uses its experience in managed care to advise the Talbert Medical Groups in managing their patient populations. TMMC offers a broad range of practice management services, including (i) provider contract negotiation and administration, (ii) Medicare risk management, (iii) management information systems (development, implementation and maintenance), (iv) medical management (claims administration, utilization and case management, quality assurance and risk management, and physician credentialing and recruitment), and
(v) support services (including nursing, billing, collection and accounting). Ancillary clinical services (including pharmacy, radiology, optometry, laboratory, home health, hospice, rehabilitation and physical therapy) are provided through THSC. The provision of these services enables physicians to focus on the practice of medicine.

    The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC and THSC facilitate the delivery of medical care by providing practice management and ancillary clinical services.

THE MANAGED HEALTH CARE INDUSTRY

    BACKGROUND

    Medical services traditionally have been provided on a fee for service basis, with insurance companies paying all or a portion of the fees. Over the past decade, the cost of medical services generally has risen at a higher rate than the consumer price index. HCFA estimated health care expenditures in the United States for 1995 at approximately $1 trillion, representing more than 15% of gross national product ("GNP"), up from approximately $665 billion, or 12.2% of GNP, in 1990.

    HEALTH MAINTENANCE ORGANIZATIONS

    As a result of escalating health care costs, employers, insurers and governmental entities have sought cost-effective approaches to the delivery of and payment for health care services. HMOs and other managed health care organizations have emerged as integral components in this effort. Like traditional indemnity health care plans, HMOs and other managed health care organizations typically assume most of the financial risk for the delivery of medical care. Unlike traditional indemnity health care plans, however, HMOs seek to reduce the cost of medical services through volume discounts from their provider networks and through the management of medical services, including the implementation of techniques such as utilization and technology reviews and quality assurance programs.

    HMOs enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of health care services for a fixed monthly premium, with minimal or no deductibles or co-payments required of the members. HMOs, in turn, typically contract directly with physicians, hospitals and other health care providers to deliver medical care to their members. These contracts provide for payment to the provider on either a discounted fee for service or per diem basis, or through capitation based on the number of members covered, regardless of the amount of necessary medical care required within the covered benefits.

    By capitating payments to physicians, HMOs effectively have begun to shift to physicians a significant portion of the economic risk of providing health care. These shared risk arrangements exert more pressure on the physician to manage medical treatments without diminishing the quality of medical care. Payors also are shifting administrative responsibilities to physicians, including requiring physicians to obtain authorization for tests and surgical procedures and respond to additional oversight from payors. These administrative burdens are exacerbated by the proliferation of HMOs, which has forced physicians to comply with multiple formats for claims processing, credentialing and other administrative reporting requirements. As a result, physicians' operating expenses and the number of hours devoted to non-medical activities have increased. In order to relieve these economic and administrative burdens, physicians have turned to third parties, such as PPMCs, to manage economic risk and perform non-medical management tasks associated with the practice of medicine.

    PHYSICIAN PRACTICE MANAGEMENT COMPANIES

    PPMCs were created to relieve certain of the economic and administrative burdens imposed on physicians by payors. PPMCs provide management, claims payment and other administrative services to physicians. PPMCs also help physician groups by negotiating capitation rates and other incentive arrangements with payors. These arrangements can take a number of forms, but often separate payments to the medical group into two categories: (i) a capitation payment to cover certain services; and (ii) participation in budgeted shared risk pools to cover other services (such as pharmacy or hospital services). The capitation payment remains the same regardless of utilization, and thus the medical group has an incentive to optimize utilization, particularly with respect to specialty care or other services provided outside the medical group. The budgeted shared risk pools also provide incentives to the medical group to optimize utilization of particular services. For example, a budgeted shared risk pool for hospitalization would allow the medical group to share in the savings that result from improved utilization of hospital services.

THE COMPANY

    The Company anticipates that managed care will continue to play an important role in the delivery of and payment for health care services. In particular, the Company believes that to deliver high-quality, cost-effective health care, primary care physicians must have incentives to manage patient care, including referrals to specialty care physicians and other medical care service providers. The Company expects that as the importance of the primary care physician's role is recognized, more HMOs will embrace the management of health care services through these physicians. As primary care physicians expand their role in not only providing medical care, but also in managing its delivery, the Company believes that these physicians will require the assistance of PPMCs like TMMC to help them manage their practices and negotiate payor contracts.

    THE TALBERT MEDICAL GROUPS

    The Company's affiliated practice groups currently consist of four physician groups and six dental groups. TMMC also directly employs physicians in New Mexico. All of the Talbert Medical Groups were formerly part of FHP's staff model operations. TMMC provides practice management services to each of the Talbert Medical Groups pursuant to a management services agreement. TMMC's management services agreements generally provide for TMMC to be reimbursed for certain clinic operating expenses and to receive a management fee based on the revenues of each Talbert Medical Group after deducting certain reimbursed clinic operating expenses. In California, TMMC's management fee is based on the gross revenues of the Talbert Medical Groups in California.

    THE MEDICAL CENTERS. TMMC operates 52 Medical Centers located in five states. The Medical Centers are staffed largely by primary care physicians, who practice family, internal and pediatric medicine, and obstetrics-gynecology. Most of the Medical Centers offer a broad range of outpatient health care services, including medical, dental, vision, pharmacy, radiology and/or laboratory services.

    The following table sets forth the number of managed Medical Centers and Talbert Medical Group physicians for each of the states in which the Company does business.

                           THE TALBERT MEDICAL GROUPS

                                                                   MANAGED MEDICAL    TALBERT MEDICAL
                                                                     CENTERS (1)    GROUP PHYSICIANS(1)
                                                                   ---------------  -------------------
California.......................................................            24                172
Utah.............................................................             7                 79
Arizona..........................................................            14                 34
New Mexico.......................................................             5                 29
Nevada...........................................................             2                  2
                                                                             --
                                                                                               ---
  Total..........................................................            52                316
                                                                             --
                                                                             --
                                                                                               ---
                                                                                               ---

------------------------

(1) As of February 28, 1997. The Talbert Medical Groups contract with HMOs and others to provide medical care at the Medical Centers managed by the Company.

    OUTSIDE PROVIDERS. Covered health care benefits that are unavailable at the Medical Centers are provided through contracts with outside providers on a discounted fee for service, sub-capitated, or fixed monthly fee basis. Members are referred to these providers in accordance with the pre-authorization guidelines of the relevant payor.

    PAYOR RELATIONSHIPS

    The Company's revenue is largely dependent on the number of enrollees for whom the Talbert Medical Groups receive monthly capitation payments. The table below sets forth the number of capitated enrollees for each of the states in which the Company does business:

                              CAPITATED ENROLLEES

                                                                              AS OF FEBRUARY
                                               AS OF DECEMBER 31,                   28,
                                      -------------------------------------  -----------------
                                        1994         1995          1996            1997
                                      ---------  ------------  ------------  -----------------
California..........................    150,125    145,986       124,749           124,369
Utah................................    138,588    122,596       105,840           100,381
Arizona.............................     43,748     21,954(1)     34,866            35,195
New Mexico..........................     23,472     26,738        24,315            24,154
Nevada..............................      2,960      4,314         4,067             3,802
                                      ---------  ------------  ------------        -------
  Total.............................    358,893    321,588       293,837           287,901
                                      ---------  ------------  ------------        -------
                                      ---------  ------------  ------------        -------

------------------------

(1) Reflects the restructuring of approximately 36,100 capitated enrollees of the Arizona Group to a fee for service basis effective July 1, 1995. The Company subsequently undertook a program to reconvert such enrollees from a fee for service to a capitated basis.

    Currently, FHP is the primary payor for the Talbert Medical Groups, accounting for nearly 100% of capitated enrollees and revenues for the years ended December 31, 1996, 1995 and 1994. The Company believes FHP will continue to be the primary source of capitated revenue for the forseeable future. See "Risk Factors--Contracted Rate Decrease."

    TMMC has, however, recently established contractual relationships with the following payors on behalf of one or more of the Talbert Medical Groups:

Arizona:
- Blue Cross/Blue Shield                   Nevada:
- United/Metra Health                      - AMIL International of Nevada
California:                                - Humana
- BPS HMO Inc.                             - Silmo
- CIGNA                                    New Mexico:
- Foundation Health Corporation            - Blue Cross
- HMO California                           Utah:
- Health Net                               - American Family Health
- Maxicare                                 - Blue Cross/Blue Shield of Utah
- PacifiCare of California                 - Inter Group
- United/Metra Health                      - United Health Plan

    In addition, TMMC is currently negotiating contracts with a number of other payors. TMMC has negotiated in excess of 30 PPO contracts with more than 20 payors on behalf of one or more of the Talbert Medical Groups. Under a typical PPO contract, the payor agrees to list one of the Talbert Medical Groups on its panel of authorized practice groups. PPO arrangements provide a wider choice of practice groups to the payor's members, and thus often do not result in as consistent a revenue stream as capitated agreements. These new payor relationships do not yet constitute a significant source of revenues for TMMC.

    TMMC expects to continue to diversify the Talbert Medical Groups' payor base following its separation from FHP. TMMC believes its prior diversification efforts were impeded by its subsidiary relationship with FHP, which a number of other payors regarded as a direct competitor.

    MANAGEMENT SERVICES

    TMMC provides a wide array of management services to the Talbert Medical Groups. TMMC's services include: (i) provider contract negotiation and administration; (ii) Medicare risk management; (iii) comprehensive management information systems; (iv) medical management (claims administration, utilization and case management, quality assurance and risk management, and physician credentialing and recruitment); and (v) support services (including nursing, billing, collection and accounting).

    PROVIDER CONTRACTING. TMMC represents the Talbert Medical Groups in obtaining and negotiating provider agreements with HMOs and other payors. Under a typical capitation agreement with one of the Talbert Medical Groups, the Group is responsible for managing all physician-related covered medical care for each enrollee in exchange for a prepaid monthly capitation payment per member enrolled with the Talbert Medical Group. Capitation agreements generally include shared risk arrangements and other financial incentives designed to encourage the provision of high-quality, cost-effective health care. TMMC has also represented the Talbert Medical Groups in negotiating discounted fee-for-service agreements. Under these arrangements, the Talbert Medical Groups bill the payor for services rendered rather than receive a monthly capitation payment.

    When negotiating or renewing payor contracts, TMMC analyzes a number of specific factors that affect capitated rates, the shared risk pool and the breadth of covered benefits. These factors include, but are not limited to, the demographic risk profile of the member pool, its cost history, the existence of ceilings on required coverage, and fee-for-service equivalent charges. TMMC undertakes these analyses in order to assess the economic opportunity and risk exposure associated with the contract, and then conducts the negotiations on behalf of the Talbert Medical Group.

    MEDICARE RISK MANAGEMENT. Many payors have contracted with the federal government to provide health care for Medicare beneficiaries under full risk capitation arrangements. Under these types of contracts, the payor receives a monthly per capita payment for each enrollee that is equal to 95% of HCFA's adjusted average per capita cost. TMMC benefits from 13 years of experience and expertise in implementing and managing Medicare risk programs. TMMC's Medicare contracting expertise helps assess the Talbert Medical Groups' economic opportunity and exposure under such contracts. TMMC's administrative expertise provides the Talbert Medical Groups with the design and implementation of clinical systems capable of meeting the needs of the Medicare population.

    MANAGEMENT INFORMATION SYSTEMS. TMMC maintains a comprehensive, on-line database that provides inpatient and outpatient utilization statistics and patient encounter reporting and tracking. The Company believes that the availability of timely information on utilization patterns improves primary care physician productivity and effectiveness. Medical management information systems ("MIS") play an integral role in TMMC's management of specialty care physicians and hospital utilization by enabling TMMC's medical directors and utilization nurses to monitor encounter data, case management decisions and patient outcomes. In addition, MIS help TMMC perform various administrative functions, including insurance verification, accounts payable and receivable, financial reporting and claims payment. The MIS also include a customer service documentation system that helps TMMC resolve patient concerns and evaluate patient and physician satisfaction.

    CLAIMS ADMINISTRATION. TMMC's claims processing capabilities include determination of eligibility, identification of appropriate benefits and assurance of prior authorization. TMMC also provides critical elements of most effective economic claim adjudication and medical claims review. In addition, TMMC performs fee-for-service billing and ensures coordination of benefits for recoveries from primary and secondary insurers.

    UTILIZATION MANAGEMENT. TMMC has established a utilization management program that assists physicians in the Talbert Medical Groups in providing high-quality, cost-effective care. All referrals to specialty care physicians and all hospital admissions, with the exception of emergencies, require prior approval by utilization management committees. TMMC provides information to the utilization management committees, but does not participate in their deliberations, nor does TMMC directly engage in the practice of medicine or exert control over decisions regarding medical care. Utilization management committees also establish guidelines for routine referrals that can be authorized by committee staff. The committees help ensure that all necessary pre-approvals are obtained, benefits are fulfilled, "best medical practice" alternatives are followed, appropriate providers are used and hospitalization is properly utilized. A case manager coordinates with hospital nurses and primary care physicians for discharge planning and the use of alternatives to hospitalization. The program also focuses on preventive medicine and the development of alternatives to more costly tests, procedures, surgeries, hospitalizations or referrals to specialty care physicians.

    CASE MANAGEMENT. Case management is a clinical and administrative process by which health care services are identified, coordinated, implemented and evaluated on an ongoing basis for members experiencing health problems. These problems include chronic disability, complex medical issues or problems involving long-term care or disease management. Case management involves the coordination of a variety of services, including, in many instances, home nursing, home infusion and the provision of durable medical equipment. This approach is intended to provide coordinated and comprehensive care for patients throughout the course of treatment, while reducing hospitalization referrals.

    QUALITY ASSURANCE AND RISK MANAGEMENT. The Talbert Medical Groups maintain, as a service to both physicians and payors, a comprehensive quality assurance program designed to assess patient outcomes. The quality assurance program incorporates peer review, patient satisfaction surveys, medical records auditing, continuing medical staff development and regular continuing medical education seminars to meet or exceed the requirements of accrediting organizations and state law. Medical staff development also includes training and support programs to encourage the application of identified "best medical practices." TMMC has an established risk management program to oversee the management of malpractice claims. See "--Risk Management Program."

    PHYSICIAN CREDENTIALING AND RECRUITMENT. As a service to payors, TMMC verifies that the credentials of physicians in the Talbert Medical Groups meet the minimum requirements specified in payor contracts. In addition, TMMC assists the Talbert Medical Groups in recruiting physicians. The recruitment process includes a lengthy series of interviews and reference checks incorporating a number of credentialing and competency protocols. All of the Talbert Medical Groups' physicians are licensed to practice medicine in the state where they provide medical services and are generally either board certified or board eligible.

    SUPPORT SERVICES. The Company provides support services covering all aspects of ambulatory clinic management, including nursing, reception, scheduling, billing, collection, accounting, enrollment information management and licensing maintenance.

    ANCILLARY CLINICAL SERVICES

    THSC provides pharmacy, radiology, optometry, laboratory, home health, hospice, rehabilitation and physical therapy services in many of the Medical Centers. THSC derives substantially all of its revenues through referrals from the Talbert Medical Groups, and currently does not receive referrals from other providers (other-than for enrollees of the Talbert Medical Groups). The Company has established THSC in order to facilitate compliance with federal and state regulations regarding physican referrals and kickbacks. The physicians in the Talbert Medical Groups do not hold a prohibited interest in THSC. See "--Government Regulation."

    EXPANSION STRATEGY

    The Company's strategy is to develop high quality, cost efficient health care delivery systems by acquiring or contracting with additional primary and specialty care physicians in selected geographic markets. The Company's strategy in its existing markets focuses on three elements: contracting with new payors, developing additional fee-for-service business and expanding its physician practice base.

    NEW PAYORS. The Company believes that after its separation from FHP, third party payors previously deterred by its subsidiary affiliation with FHP will be more willing to contract with the Talbert Medical Groups. This would diversify the Talbert Medical Groups payor base as well as increase their capitated enrollment.

    INCREASED FEE-FOR-SERVICE. Prior to the separation from FHP, the Talbert Medical Groups provided little or no fee-for-service business. Through increased marketing activities and promotional events undertaken by each Medical Center, the Company believes it can develop greater fee-for-service business at the Talbert Medical Groups.

    NEW PHYSICIAN PRACTICES. The Company intends to expand its physician base in existing markets through the acquisition of, or affiliation with, individual physicians or groups in those markets.

    The Company also has identified other geographic markets for expansion, based on internally developed criteria. The Company may expand into these markets through the acquisition of, or affiliation with, individual and group primary and specialty care physicians.

    CONTRACTUAL RELATIONSHIPS

    PROVIDER AGREEMENTS. TMMC represents the Talbert Medical Groups in obtaining and negotiating provider agreements with payors, such as FHP. Under most provider agreements, the Talbert Medical Group receives a prepaid monthly capitation payment for each payor member who selects a primary care physician employed by the Talbert Medical Group. These capitation payments are administered by TMMC pursuant to a management services agreement with the Talbert Medical Group. To encourage efficient utilization of hospital and related services as well as to maintain the quality of care, the Talbert Medical Groups are obligated to comply with the utilization management policies and quality management programs of the payor.

    A typical payor contract includes a direct professional capitation payment to the Talbert Medical Group. Because such payments are capitated, the Talbert Medical Group assumes the risk that the cost of providing medical services will exceed the capitation fee. Payor contracts also often include a shared risk/ incentive program. The hospital shared risk incentive program is based on actual bed-day utilization against a negotiated bed-day budget. If the actual bed-day utilization is favorable to the bed-day budget, a predetermined dollar amount per day is contributed to the hospital incentive fund. The residual in the fund is typically shared equally between the hospital and the Company. When the Talbert Medical Group assumes risk for over-utilization, the Talbert Medical Group's exposure is generally limited to no more than a maximum of 10% of the fund. The Company currently does not share any hospital risk other than participation in such incentive funds. In the future, the Company may take additional hospital risk under certain circumstances when the Company believes it can make sufficent improvements in bed-day utilization to warrant such risk.


    TMMC typically identifies potential payors for the Talbert Medical Groups, and negotiates and agrees to provider agreements. In certain cases, TMMC has also guaranteed the obligations of the Talbert Medical Groups under provider agreements. However, because its financial results are consolidated with those of the Talbert Medical Groups the Company does not believe this guarantee constitutes an additional contingent liability for the consolidated group. See "Relationship with FHP and PacifiCare Following the Offering--Provider Agreements."


    MANAGEMENT SERVICES AGREEMENTS. Under TMMC's contracts to manage the Talbert Medical Groups (the "Management Services Agreements"), TMMC is obligated to provide a range of practice management services, including facilities, non-professional personnel and support staff, billing and collection, and negotiation of managed care and provider contracts. As compensation for its services, TMMC is entitled to reimbursement of certain clinic operating expenses, as well as 15% of each Talbert Medical Group's revenues net of reimbursed clinic operating expenses (except in California, where the management fee is 60% of the Talbert Medical Group's gross revenues, and in New Mexico, where TMMC directly employs the physicians in the Talbert Medical Group). These management fees are eliminated in the consolidation of the financial results of the Company with the Talbert Medical Groups. The Talbert Medical Groups are solely and exclusively in control of and responsible for all aspects of the practice of medicine and the delivery of medical services. TMMC receives a limited power of attorney from the Talbert Medical Groups for ease of administration, but each Talbert Medical Group retains full authority of approval over all provider and payor contracts and credentialing. The Management Services Agreements generally have terms of twenty years, with two automatic renewals of ten years each (at TMMC's option), and may be terminated by either party for cause upon written notice of between 30 to 180 days.

    PHYSICIAN EMPLOYMENT AGREEMENTS. The Talbert Medical Groups generally enter into employment agreements with their physicians (the "Physician Employment Agreements") for their professional medical services. The physicians also may provide medical services outside the Talbert Medical Groups if such services do not interfere with their full commitment to the Talbert Medical Group. During the term of the Physician Employment Agreement and for a period of one year following termination, physicians agree not to practice medicine within a three-mile radius of their Medical Center. However, there can be no assurance that such physicians will not attempt to compete with the Talbert Medical Group. The Physician Employment Agreements typically have terms of approximately one year, and are automatically renewed for one year. After the one year automatic renewal, further renewals must be mutually agreed by the parties. The contracts generally can be terminated upon 60 days written notice by either party. To date, the Physician Employment Agreements have provided for fixed salaries, subject to negotiation on an annual basis. Effective January 1, 1997, the Talbert Medical Groups adopted a new physician compensation system that places a certain portion of physician compensation at risk and includes other financial incentives to encourage high-quality, cost-effective care. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    SHARE CONTROL AND CHIEF OF STAFF AGREEMENTS. TMMC has entered into agreements with the sole shareholder (in each case also the chief of staff) of each of the Talbert Medical Groups (the "Share Control Agreements") that provide for the sole shareholder to vote the shares of the Talbert Medical Group, as to matters other than those affecting the delivery of medical care, in a manner approved by TMMC. TMMC and the sole shareholder of each Talbert Medical Group have entered into agreements appointing the chief of staff of each Talbert Medical Group (the "Chief of Staff Agreements") that may be unilaterally terminated by either party upon 10 days notice. The sole shareholder of each Talbert Medical Group is required to serve as chief of staff, and if terminated, is obligated to sell his or her shares to a designee of TMMC. The Share Control Agreements and Chief of Staff Agreements therefore allow TMMC to replace unilaterally the sole shareholder/chief of staff of a Talbert Medical Group.

COMPETITION

    The health care industry is highly competitive and is subject to continuing changes in the way services are provided and providers are selected and paid. The Company competes with other companies, including PPMCs, that provide management services to health care providers in the geographic markets in which the Company operates. Among the PPMCs with which the Company competes are MedPartners/Mullikin, Inc. in California, FPA Medical Management, Inc. in California and Arizona, and Phycor, Inc. in Utah and Arizona. The Talbert Medical Groups compete with any provider entity in their markets that contracts with payors for the provision of prepaid physician health care services, including physician practice groups not affiliated with PPMCs and HMOs with staff model operations. Certain competitors are significantly larger and better capitalized than the Company, and have longer established relationships with buyers of such services than does the Company.

GOVERNMENT REGULATION

    The health care industry is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. Generally, regulation of health care companies is increasing.

    There have been diverse legislative and regulatory initiatives at both the federal and state levels to address, among other things, the continuing increases in health care costs and the lack of health care coverage for many people. Several bills have been introduced in Congress to reform the nation's health care system. These bills include elements such as guaranteed issuance and renewability of health insurance; subsidies for individuals who are uninsured or underinsured; mandates on employers to provide health coverage for their employees; medical savings accounts; mandatory or voluntary regional health alliances or purchasing cooperatives; minimum or standardized health benefit packages; limitations on premiums; medical liability reforms; amendment of the antitrust laws to benefit providers; mandatory or optional single-payor systems for all or part of the population; and changes in federal tax, Medicare and Medicaid laws and the Employee Retirement Income Security Act of 1974. To varying degrees, many of the bills contemplate the involvement of state governments in the regulation and implementation of federal health care reform legislation.

    Various states are considering forms of single-payor systems, restructuring of Medicaid programs and the adoption of "any willing provider" legislation that could require managed care companies to contract with any medical provider who agrees to the terms of the company's standard provider contract and payment schedule. Any legislation along these lines that becomes law could adversely affect the Company's business.

    The Company is unable to predict how existing federal or state laws and regulations may be changed or interpreted, what additional laws or regulations affecting its businesses may be enacted or proposed, when and which of the proposed laws will be adopted or what effect the new laws and regulations will have on its businesses. However, certain of the proposals, if adopted, could have a material adverse effect on the Company's business, while others, if adopted, could potentially benefit the Company's business. Although the effects of many proposals cannot yet be determined, the Company remains committed to participate in the debate over health care reform and in the restructuring of the health care system.

    The laws of the states where the Company currently operates generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under these laws, the Company is prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with these laws, the Talbert Medical Groups are organized so that all physician services are offered by physicians employed by or under contract with the professional corporations affiliated with the Company. Other than in New Mexico, the Company itself does not employ practicing physicians as practitioners. The Company does not, in any state, exert control over physician decisions regarding medical care or represent to the public that it offers medical services. The Company believes that the services it provides to the Talbert Medical Groups do not constitute the practice of medicine under applicable laws.

    Every state imposes licensing requirements on individual physicians and on facilities and services operated by physicians. In addition, federal and state laws regulate HMOs and other managed care organizations with which the physician groups may have contracts. Many states require regulatory approval, including certificates of need, before establishing or expanding certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. Some states also require licensing of third party administrators. In connection with its existing operations and its expansion into new markets, the Company believes it is in compliance with all applicable laws, regulations and interpretations, but there can be no assurance that they will not change in the future or that additional laws and regulations will not be enacted. The ability of the Company to operate profitably will depend in part upon the Company and its affiliated physician groups obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable health care regulations.

    The laws of all states prohibit physicians from splitting fees with non-physicians and many states prohibit non-physician entities (such as the Company) from practicing medicine and, in certain circumstances, from employing physicians directly. The Company believes its current and planned activities do not constitute fee-splitting, the practice of medicine or the direct employment of physicians as contemplated by these laws. There can be no assurance, however, that interpretations or enforcement of these laws will not force changes in the Company's relationships with its facilities and physicians. In addition, statutes in some states could restrict expansion of the Company's operations to those jurisdictions.

    Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce (i) the referral of a person for services, (ii) the furnishing or arranging for the furnishing of items or services, or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service, in each case, reimbursable under Medicare or Medicaid. Pursuant to this anti-kickback law, the federal government has recently announced a policy of increased scrutiny for joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. In addition, federal legislation currently restricts the ability of physicians to refer patients for clinical laboratory or certain other designated health services to entities in which they have an ownership interest or other compensation arrangement. Many states, including those in which the Company presently does business, have similar anti-kickback and anti-referral laws.

    A violation of the federal anti-kickback statute generally requires several elements: (i) the offer, payment, solicitation, or receipt of remuneration; (ii) the intent to induce referrals; and (iii) the ability of the parties to make or influence referrals of patients for services reimbursable under Medicare or Medicaid programs or to provide items or services reimbursable under such programs. Noncompliance with, or violation of, the federal anti-kickback legislation can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties. With respect to the self-referral prohibition, the entity and the referring physician are prohibited from receiving Medicare or Medicaid reimbursement for services rendered. Similar penalties are provided for violation of state anti-kickback and anti-referral laws. The federal government has promulgated "safe harbor" regulations that identify certain business and payment practices deemed not to violate the federal anti-kickback statute. Although the Company's business does not fall within certain of the current or proposed safe harbors, the Company believes that its operations substantially comply with such statutes and regulations.

    The Company believes that its business arrangements do not involve the referral of patients to entities with whom referring physicians have an ownership interest or compensation arrangement within the meaning of federal and state anti-referral laws, because referrals are made directly to other providers rather than to entities in which referring physicians have an ownership or compensation arrangement. Physicians in a position to make referrals to THSC, or persons who are immediate family members of such physicians, are prohibited from exercising Rights or otherwise acquiring the Company's Common Stock. The Company further believes its compensation arrangements with physicians fall within various exceptions to state and federal anti-referral laws, including exceptions for ownership or compensation arrangements with certain managed care organizations and for physician incentive plans that limit referrals. In addition, the Company believes that the methods used to acquire existing physician practices and to recruit new physicians do not violate anti-kickback and anti-referral laws and regulations.

    If any of the Company's business arrangements were found to violate anti-kickback or anti-referral laws, it could have a material adverse effect on the Company's results of operations. The Company does not believe that its operations generally are likely to be challenged or, if challenged, are likely to be subject to an enforcement action.

    Laws in all states regulate the business of insurance. Generally, the business of insurance is defined to include the acceptance of financial risk. Certain of the shared risk arrangements entered into by the Company could possibly be characterized by some states as the business of insurance. The Company believes that the acceptance of capitation payments by a health care provider does not constitute the conduct of the business of insurance. Many states also regulate the establishment and operation of networks of health care providers. Generally, these laws do not apply to the hiring and contracting of physicians by other health care providers. There can be no assurance that regulators of the states in which the Company operates would not apply these laws to require licensing of the Company's operations as an insurer or provider network. The NAIC has been reviewing risk arrangements involving provider networks. In particular, the NAIC has been concerned with risk arrangements between provider networks and health care purchasers that do not involve a licensed intermediary such as an HMO. The NAIC has made, and will continue to make, recommendations for state legislation in this area. The Company cannot predict whether such legislation will be adopted. However, the Company's current risk arrangements all involve licensed HMO or similar intermediaries and the Company does not have any plans to enter into any risk arrangement where a licensed intermediary would not be involved. The NAIC recently approved the Model Act, which is intended to establish standards for the creation and maintenance of provider networks by health carriers and establish requirements for written agreements between health carriers offering managed care plans, participating providers (like Talbert Medical Groups), and intermediaries, under which health care services are provided. The Model Act does not carry the force of law unless enacted by state legislatures. The Company cannot predict which states, if any, may adopt the Model Act or a variation of it, and is unable to predict what effect the adoption of such legislation may have on the Company.

    The California Department of Corporations has recently issued licenses pursuant to the Knox-Keene Act to networks of providers that seek to contract with HMOs, on a capitated basis, for the global provision of health care services, including hospital services. At present the activities of the Company and the Talbert Medical Center are limited to contracting for physician services and certain ancillary services for which physicians and physician groups may contract without such licensure under the Knox-Keene Act. In the event that the Company elects to change its strategy, and assume risk for the provision of hospital services, it may be necessary to comply with the Knox-Keene Act.

    The Company believes that it is in compliance with these laws in the states in which it does business, but there can be no assurance that future interpretations of insurance laws and health care network laws by the regulatory authorities in these states will not require licensing or a restructuring of some or all of the Company's operations.

RISK MANAGEMENT PROGRAM

    The Company's management services include the provision of professional liability insurance coverage for its affiliates. The Company maintains professional liability insurance on a claims-made basis in amounts deemed appropriate by management, based upon historical claims and the nature and risk of its business. The Company's policy currently provides this coverage to the Talbert Medical Groups through a professional liability policy in the amount of $2 million per claim, and $12 million in the aggregate per policy year for each of the Talbert Medical Groups. This policy is in effect through February 15, 1999. However, there can be no assurance that a future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any claim or claims, or that coverage will continue to be available or available with sufficient limits on a commercially reasonable basis to insure adequately the Company's operations. Since January 1, 1996, substantially all claims have been made within 12 months of incurrence, and no settlements have exceeded policy limits.

    Physicians not directly employed by the Talbert Medical Groups are required by contract to carry certain minimum amounts of professional liability insurance coverage. These amounts generally correspond to statutory or customary minimums in the physician's practice area.

    In recent years, participants in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice, bad faith denial of services and other claims for recovery in connection with alleged injuries or misconduct. Many of these lawsuits involve large claims and substantial defense costs. The Company has significant operations in California, where very large jury awards have been sustained by other companies for claims alleging negligent or fraudulent withholding of approval for necessary medical services. The Company monitors these kinds of cases in each jurisdiction and considers litigation possibilities in the review and implementation of its risk management programs.

    Due to the nature of its business, the Company and some of its physicians and officers from time to time may become involved as defendants in medical malpractice lawsuits, and are subject to the attendant risk of substantial damage awards. A significant source of potential liability in this regard is the negligence of health care professionals employed or contracted by the Company and its affiliates. See "Risk Factors-- Potential Claims Affecting the Company's Industry; Insurance."

EMPLOYEES

    At December 31, 1996, the Company had approximately 3,475 full-time equivalent employees. None of the Company's or the Talbert Medical Groups' employees are subject to collective bargaining agreements. Management believes that its employee relations are good.

PROPERTIES

    The Company leases the facilities for its 52 Medical Centers, which range in size from approximately 2,000 to 75,000 square feet. Monthly payments range from $1,000 to $75,000. The facilities for 49 of the 52 Medical Centers are leased, sub-leased or assigned under an agreement with FHP. See "Relationship with FHP and PacifiCare Following the Offering--Master Lease Agreement." The Company leases approximately 60,000 square feet in Costa Mesa, California for its corporate headquarters and California regional office. Monthly rental payments are approximately $51,700. The Company's other regional offices are contained in the Medical Centers, except in Phoenix, Arizona, where a separate 12,600 square-foot regional office is leased for monthly payments of $5,040.

LEGAL PROCEEDINGS

    During the ordinary course of business, the Company and its subsidiaries have become a party to pending and threatened legal actions and proceedings. Management of the Company is of the opinion, taking into account its insurance coverage, that the outcome of the currently known legal actions and proceedings will not, singly or in the aggregate, have a material effect on the consolidated financial position of the Company and its subsidiaries.


    On April 2, 1997, six former FHP stockholders filed a class action lawsuit entitled BRADY, ET. AL. VS. ANDERSON, ET. AL. in U.S. District Court for the Central District of California. The lawsuit alleges certain violations of federal securities laws and common law by certain of the former directors and officers of FHP (many of whom are directors and/or officers of the Company), including material misrepresentations in connection with the FHP Merger and the separation of the Company from FHP. The plaintiffs seek unspecified damages and other relief. The Company has not been named as a defendant in the lawsuit. Pursuant to the terms of the FHP Merger, Pacificare Holdings has notified the defendants that it will assume the defense of this action.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information about the executive officers and directors of the Company.

NAME                                                 AGE                   POSITION WITH THE COMPANY
------------------------------------------------     ---     ------------------------------------------------------
Jack D. Massimino...............................     48      President, Chief Executive Officer and Director
Gloria L. Austin................................     43      Senior Vice President
Becky J. Behlendorf.............................     48      Vice President, Information Systems
Jennifer M. Gutzmore, M.D.......................     45      Vice President, Health Care Services
Regina B. Lightner..............................     46      Vice President, Marketing
Walter R. Stone.................................     46      Vice President, Finance, Treasurer and Secretary
Jack R. Anderson................................     72      Chairman and Director
Richard M. Burdge, Sr...........................     70      Director
Warner Heineman.................................     74      Director
Van B. Honeycutt................................     52      Director
Robert W. Jamplis, M.D..........................     77      Director
Robert C. Maxson, Ed.D..........................     60      Director
Westcott W. Price III...........................     57      Director
Alan R. Hoops...................................     49      Director*
Jeffrey M. Folick...............................     49      Director*

------------------------

* Mr. Hoops and Mr. Folick were elected to their directorships pursuant to the Interim Operating Agreement following the Effective Time to serve only until the completion of the Offering. See "The Company--Separation from FHP."

    JACK D. MASSIMINO has been President, Chief Executive Officer and a director of the Company since November 1996, and has held the same positions with TMMC since December 1995. Mr. Massimino previously served FHP as Executive Vice President since 1993, and added the responsibility of Chief Operating Officer in 1994. He also served in other executive positions since joining FHP in 1988, including Senior Vice President and Vice President for Corporate Development. Mr. Massimino is a director of the American Graduate School for International Business World Business Advisory Council, and the Orange County Business Committee for the Arts.

    GLORIA L. AUSTIN has been Senior Vice President of the Company since November 1996, and held the same position with TMMC since December 1995. Ms. Austin previously served as Senior Vice President of FHP's former staff model operations from July 1995, and Senior Vice President, Health Care Delivery from February 1995. She has also served in several executive capacities in FHP's California and Utah regional operations, including Associate Vice President, Utah Region Administration and Regional Vice President, Los Angeles. Ms. Austin joined FHP in 1978.

    BECKY J. BEHLENDORF has been Vice President, Information Systems of the Company since November 1996, and has held the same position with TMMC since January 1996. Ms. Behlendorf previously served as a strategic information systems consultant to Beverly Enterprises, an owner and operator of skilled nursing facilities, from July 1995 to January 1996. She was Associate Vice President of Strategic Systems of Tenet Health Care from July 1993 to July 1995. Prior to July 1993, Ms. Behlendorf spent 12 years with IBM in a variety of technical and marketing positions, including three years as a health care marketing manager, most notably as Brand Manager of Enterprise Systems.

    JENNIFER M. GUTZMORE, M.D. has been Vice President, Health Care Services of the Company since November 1996, and has held the same position at TMMC since July 1995. Dr. Gutzmore previously served in a number of senior medical management positions at FHP, including Senior Medical Director for Utilization Management from February to July 1995, Senior Medical Director of Fountain Valley Hospital from September 1994 to February 1995, Senior Medical Director of Medicare from September 1992 to September 1994, and Senior Medical Director for Health Care Delivery for FHP's southern California staff model operations from March 1991 to September 1992. Dr. Gutzmore joined FHP in 1985.

    REGINA B. LIGHTNER has been Vice President, Marketing of the Company since November 1996, and has held the same position with TMMC since April 1996. Ms. Lightner served as Vice President of Government Health Care programs at CIGNA Health Care from July 1994. She was Associate Vice President Region Sales and Marketing at FHP from March 1990. She was Corporate Associate Vice President of Sales at FHP from April 1988, and Director of Commercial Sales from February 1986. Ms. Lightner joined FHP in 1985.

    WALTER R. STONE has been Vice President, Finance, Treasurer and Secretary of the Company since November 1996, and has held the same positions with TMMC since December 1995. Mr. Stone was previously Corporate Vice President, Finance at FHP since August 1992. He was Regional Vice President for FHP's staff model operations from 1990 to 1992, and Regional Vice President for FHP's California contracted care operations from 1988 to 1990. Mr. Stone joined FHP in 1980.

    JACK R. ANDERSON has been Chairman and a director of the Company since November 1996. Mr. Anderson will be appointed a director of PacifiCare Holdings in connection with the FHP Merger and his term will commence in May 1997. He has been a director of FHP since June 1994 and Chairman of the FHP Board of Directors since June 1995. He previously served as Chairman of the Board of Directors of TakeCare, Inc. from 1988 to June 1994. He has been President of Calver Corporation, a health care consulting and investing firm, and a private investor since 1982. Mr. Anderson is a director of Horizon Mental Health Management, Inc. and United Dental Care, Inc.

    RICHARD M. BURDGE, SR. has been a director of the Company since November 1996. Mr. Burdge serves as the Chairman of the Compensation Committee. He has been a director of FHP since July 1994. Mr. Burdge retired in 1984 as Executive Vice President of CIGNA Corporation, a position he held from 1982 to 1984. He served as Senior Executive Vice President of INA Corporation from 1980 to 1982 and as Executive Vice President of INA Corporation from 1975 to 1980. He also served as President and Chief Operating Officer of the American Stock Exchange from 1972 to 1975. Mr. Burdge is a director of First Commonwealth, Inc. and PacifiCare Holdings.

    WARNER HEINEMAN has been a director of the Company since November 1996. Mr. Heineman serves as the Chairman of the Audit Committee and as a member of the Finance Committee. He has been a director of FHP since 1990. He has been a senior advisor to First Business Bank since 1992. From 1989 to 1992, he served as senior vice president of Bank of Los Angeles. Mr. Heineman also served as a Senior Vice President of City National Bank from 1981 to 1988. In 1981 he retired as Vice Chairman and Director of Union Bank after 38 years of service. Mr. Heineman is a trustee of Southwestern University School of Law, a member of the Board of Advisors of UCLA Medical Center and the Board of Visitors of UCLA School of Medicine, a director of Alexander Haagen Properties, Inc. and the Countrybaskets Index Funds, Inc. Mr. Heineman is a director of FHP Financial Corporation.

    VAN B. HONEYCUTT has been a director of the Company since November 1996. Mr. Honeycutt serves as a member of the Audit Committee. He has been a director of FHP since November 1995. He has been President and Chief Executive Officer of Computer Sciences Corporation since April 1995, and served as president and chief operating officer of Computer Sciences Corporation from 1993 to 1995. Computer Sciences Corporation is a publicly-traded company listed on the New York Stock Exchange that provides information technology consulting, systems integration and outsourcing services to industry and government. From 1987 to 1993, he served as corporate vice president and president of Computer Sciences Corporation's Industry Services Group.

    ALAN R. HOOPS has been a director of the Company since February 1997. Mr. Hoops was elected as a nominee of PacifiCare Holdings pursuant to the Interim Operating Agreement to serve only until the completion of the Offering. He has been President, Chief Executive Officer and a director of PacifiCare Holdings since February 1997 and has been President and Chief Executive Officer of PacifiCare since April 1993 and a director of PacifiCare since 1994. He previously served PacifiCare as Executive Vice President and Chief Operating Officer from 1986 to April 1993, as Secretary from 1982 to April 1993, as Senior Vice President from 1985 to 1986 and as Vice President, Marketing and Planning from 1977 to 1985.

    JEFFREY M. FOLICK has been a director of the Company since February 1997. Mr. Folick was elected as a nominee of PacifiCare Holdings pursuant to the Interim Operating Agreement to serve only until the completion of the Offering. Mr. Folick has been Executive Vice President and Chief Operating Officer of PacifiCare Holdings since February 1997 and has been President and Chief Operating Officer of PacifiCare since December 1994. He previously served PacifiCare in various capacities, including Regional Vice President of the West, President of PacifiCare of California ("PCC") and Chief Operating Officer of PCC. Prior to joining PCC in July 1992, Mr. Folick served as President of Secure Horizons from January 1992 to July 1992.

    ROBERT W. JAMPLIS, M.D. has been a director of the Company since November 1996. Dr. Jamplis serves as a member of the Compensation Committee. He has been a director of FHP since August 1995. Dr. Jamplis served as a director of TakeCare, Inc. and two of its HMO subsidiaries prior to FHP's acquisition of TakeCare, Inc. in 1994. He has been President and Chief Executive Officer of the Palo Alto Medical Foundation since 1981, was named Executive Director of the Palo Alto Clinic in 1966 and joined the Clinic in 1954. Dr. Jamplis has written extensively and held leadership positions with numerous medical, academic and business organizations. He is a director of the Children's Hospital at Stanford, the Santa Barbara Medical Foundation Clinic and the American Cancer Society-California Division.

    ROBERT C. MAXSON, ED.D. has been a director of the Company since November 1996. Dr. Maxson serves as a member of the Audit Committee. He has been a director of FHP since August 1995. He has been president of California State University, Long Beach since 1994. Dr. Maxson served as the President of the University of Nevada, Las Vegas, from 1984 to 1994. He has also served on the corporate boards of Bank of America Nevada and Houston Security Bank.

    WESTCOTT W. PRICE III has been a director of the Company since November 1996, and has held the same position at TMMC since December 1995. Mr. Price serves as a member of the Finance Committee. He has been a member of the Board of Directors of FHP since 1984 and its Vice Chairman since 1986. He became President of FHP in 1989 and Chief Executive Officer of FHP in 1990.

    KENNETH S. ORD has been a consultant to the Company since shortly after the Effective Time. Following completion of the Offering, the Company anticipates that Mr. Ord will assume the position of Executive Vice President and Chief Financial Officer of the Company. He is 51 years old and was Senior Vice President and Chief Financial Officer of FHP from 1994 to February 1997. From 1982 to 1994, Mr. Ord was employed by Kelly Services, Inc. in Troy, Michigan, most recently as Vice President of Finance, Controller and Treasurer.

    Joseph F. Prevratil served as a director of the Company from November 1996 to February 1997. Mr. Prevratil resigned from that position as a result of various undertakings with the California Department of Corporations entered into by FHP and PacifiCare in connection with the FHP Merger. Those undertakings prohibited directors of the FHP Foundation from serving as director of FHP, PacifiCare or their subsidiaries. Mr. Prevratil has remained a director of the FHP Foundation.

CLASSIFIED BOARD OF DIRECTORS

    Pursuant to the terms of the Certificate of Incorporation of the Company, the Board of Directors is divided into three classes, designated Class I, Class II and Class III. Class I, consisting of Messrs. Anderson, Burdge and Heineman, will hold office for a term expiring at the annual meeting of stockholders to be held in 2000, Class II, consisting of Mr. Honeycutt, Dr. Jamplis, Mr. Massimino and Mr. Folick will hold office initially for a term expiring at the annual meeting of the stockholders to be held in 1998 and Class III, consisting of Dr. Maxson, Mr. Price and Mr. Hoops, will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999. Each director will hold office until the annual meeting for the year in which his term expires and until his successor is duly elected and qualified, except for Messrs. Hoops and Folick, who will serve as directors only until the completion of the Offering. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. See "Description of Capital Stock--Certain Anti-Takeover Effects." The Board of Directors elects officers annually and such officers serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established a Finance Committee, an Audit Committee and a Compensation Committee.

    FINANCE COMMITTEE. The Finance Committee has the responsibility to review the Company's budget, capital resources and financing needs.

    AUDIT COMMITTEE. The Audit Committee has the responsibility to review and supervise the financial controls of the Company. The Audit Committee makes recommendations to the Board of Directors of the Company with respect to the Company's financial statements and the appointment of independent auditors, reviews significant audit and accounting policies and practices, meets with the Company's independent public accountants concerning, among other things, the scope of audits and reports, and reviews the performance of overall accounting and financial controls of the Company.

    COMPENSATION COMMITTEE.   The Compensation Committee has the responsibility
to review the performance of the officers of the Company and recommend to the Board of Directors annual salary and bonus amounts for all officers of the Company. The Compensation Committee also has the responsibility for oversight and administration of the Company's 1996 Stock Incentive Plan and other compensatory plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Burdge (Chairman) and Dr. Jamplis have served as members of the Compensation Committee since the Company's organizational meeting in November 1996. Each of the members of the Compensation Committee is a non-employee Director of the Company. No executive officer of the Company during the last fiscal year served as a member of a compensation committee or director of another for-profit entity in a situation in which an executive officer of such other entity served as a member of the Compensation Committee or Director of the Company. Mr. Burdge and Dr. Jamplis both served as directors of FHP until the Effective Time. Substantially all of the Company's revenues are derived from provider agreements with FHP. In addition to provider agreements, the Company has entered into a number of other transactions with respect to the Company's separation from FHP, including agreements concerning the Acquisition, the Talbert Note, Common Stock acquired by FHP, administrative services and the allocation of liabilities, taxes and employee benefits obligations between the Company and FHP. See "Relationship with FHP and PacifiCare Following the Offering."

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

    DIRECTOR COMPENSATION.   The Company's 1996 Stock Incentive Plan provides
for initial and subsequent annual grants of nonqualified stock options to non-employee directors. See "Stock Incentive Plan-- Non-Employee Director Options." Except for reimbursement of expenses, directors are not otherwise compensated for attending meetings of the Board of Directors or its committees.

    EXECUTIVE OFFICER COMPENSATION.   The following table presents certain
information concerning compensation paid by the Company or FHP for services rendered during the years ended December 31, 1995 and 1996, for the Chief Executive Officer and the next four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). The Company did not have its own executive compensation or employee benefit plans prior to November 1996. Certain of the amounts shown below reflect the participation of the Named Executive Officers in plans administered by FHP. The table does not reflect options to purchase FHP Common Stock awarded to the Named Executive Officers by FHP during the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                              ANNUAL COMPENSATION(1)
                                                                ---------------------------------------------------
                                                                                                      ALL OTHER
NAME AND PRINCIPAL POSITION                                       YEAR     SALARY(2)    BONUS(3)   COMPENSATION(4)
--------------------------------------------------------------  ---------  ----------  ----------  ----------------
Jack D. Massimino.............................................       1996  $  350,000  $  591,700     $   10,267
  President and Chief Executive Officer                              1995     411,925(7)     --           13,560
Gloria L. Austin..............................................       1996     210,001     645,280         10,031
 Senior Vice President                                               1995     205,502      20,000         12,263

Walter R. Stone...............................................       1996     151,382     258,833         10,611
  Vice President, Finance, Treasurer and Secretary                   1995     148,627      --             12,074

Jennifer M. Gutzmore, M.D.....................................       1996     200,273     188,578         10,108
  Vice President, Health Care Services                               1995     175,036       3,000         12,325

Gary E. Goldstein, M.D. (5)...................................       1996     191,334      --                281
  Former Senior Vice President                                       1995     249,995       1,549         13,050

Regina B. Lightner (6)........................................       1996      93,830      10,000          5,831
  Vice President, Marketing                                          1995      --          --             --

------------------------

(1) The dollar value of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus.

(2) Includes the base salary earned by the Named Executive Officer during the year and any voluntary salary reduction resulting from contributions for the year by the Named Executive Officer to (a) the FHP ESOP under Section 401(k) of the Code and (b) the FHP Deferred Compensation Plan.

(3) 1995 figures include the cash value of any bonus earned by the Named Executive Officer during FHP's fiscal year ended June 30, 1995 and the cash value of any voluntary bonus reductions resulting in contributions to (a) the FHP ESOP under Section 401(k) of the Code and (b) the FHP Deferred Compensation Plan.

(4) Includes the dollar value of taxable income from group term life insurance coverage in excess of $50,000 purchased by FHP as follows: Mr. Massimino:
    1996--$662, 1995--$1,560; Ms. Austin: 1996-- $386, 1995--$263; Mr. Stone:
    1996--$966, 1995--$183; Dr. Gutzmore: 1996--$463, 1995--$325; Dr. Goldstein:
    1996--$281, 1995--$1,050 and Ms. Lightner: 1996--$159. Also includes FHP contributions under the FHP Money Purchase Plan as follows: Mr. Massimino:
    1995--$9,000; Ms. Austin: 1995--$9,000; Mr. Stone: 1995--$8,918; Dr.
    Gutzmore: 1995--$9,000 and Dr. Goldstein: 1995-- $9,000 (the FHP Money Purchase Plan was discontinued as of December 31, 1995, thus no contributions were made after that date). Also includes FHP contributions under the FHP ESOP as follows: Mr. Massimino: 1996--$3,495, 1995--$3,000; Ms. Austin: 1996--$3,495, 1995--$3,000; Mr. Stone: 1996--$3,495,
    1995--$2,973; Dr. Gutzmore: 1996--$3,495, 1995--$3,000; Dr. Goldstein:
    1995-- $3,000 and Ms. Lightner: 1996--$2,286. Also includes FHP contributions under the 401(k) portion of the FHP ESOP Plan as follows: Mr.
    Massimino: 1996--$6,150; Ms. Austin: 1996--$6,150; Mr. Stone: 1996--$6,150;
    1995--$500; Dr. Gutzmore: 1996--$6,150; Dr. Goldstein: 1995--$500 and Ms.
    Lightner: 1996--$3,386.

(5) Dr. Goldstein has not been employed by the Company since July 12, 1996.

(6) Ms. Lightner joined the Company in April 1996.

(7) Mr. Massimino's annual salary was reduced from $450,000 to $350,000 effective July 1, 1995.

    The Company anticipates that Kenneth Ord will assume the position of Executive Vice President and Chief Financial Officer shortly after completion of the Offering. Mr. Ord served as Senior Vice President and Chief Financial Officer of FHP during 1996 and 1995, and received from FHP salary of $336,265 in 1996 and $249,995 in 1995 (see footnote 2 above); bonus of $59,170 in 1996 (see footnote 3 above); and other compensation in the amount of $101,219 in 1996 (representing $95,756 of loan forgiveness by FHP, $1,968 in dollar value of taxable income from group term life insurance coverage in excess of $50,000 purchased by FHP and $3,495 in FHP contributions under the FHP ESOP) and $12,864 in 1995 (representing $864 in dollar value of taxable income from group term life insurance coverage in excess of $50,000 purchased by FHP, $9,000 in FHP contributions under the FHP Money Purchase Pension Plan and $3,000 in FHP contributions under the FHP ESOP).

OPTION GRANTS

    OPTION GRANTS IN FISCAL YEAR 1996. The following table sets forth the options granted with respect to the fiscal year ended December 31, 1996 to the Named Executive Officers. The Company has not granted any stock appreciation rights. Pursuant to Mr. Ord's consulting agreement, the Company has agreed to grant to him options to purchase 30,000 shares of Common Stock upon assuming the position of Executive Vice President and Chief Financial Officer of the Company. Subject to certain accelerating events, these options will vest at the rate of 20% on each December 15 of the years 1997 through 2001.

                       OPTION GRANTS IN FISCAL YEAR 1996

                                                      INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                                  ---------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                    NUMBER OF      PERCENT OF                                  RATES OF STOCK PRICE
                                     SHARES       TOTAL OPTIONS                                  APPRECIATION FOR
                                   UNDERLYING      GRANTED TO     EXERCISE OR                     OPTION TERM(4)
                                     OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   ------------------------
NAME                              GRANTED(#)(1)    FISCAL YEAR      ($/SH)         DATE        5%($)        10%($)
--------------------------------  -------------  ---------------  -----------  ------------  ----------  ------------
Jack D. Massimino...............       26,082(2)         33.9%     $   10.00     11/21/2006  $  979,303  $  1,709,683
Gloria L. Austin................        5,353(2)          7.0%         10.00     11/21/2006     200,990       350,891
Walter R. Stone.................        5,353(2)          7.0%         10.00     11/21/2006     200,990       350,891
Jennifer M. Gutzmore, M.D.......        7,500(3)          9.7%         29.17     09/17/2006     137,828       347,852
Gary E. Goldstein, M.D..........            0          --             --            --           --           --
Regina B. Lightner..............        4,500(3)          4.1%         29.17     09/17/2006      82,697       208,711

------------------------

(1) Stock options were granted under the Stock Incentive Plan. See "--Stock Incentive Plan."

(2) The options vest at the rate of (a) 40% on the date of commencement of trading of the Common Stock on Nasdaq and (b) 15% per year on each January 1 of the years 2000 through 2003.

(3) The options vest at the rate of (a) 20% on the later of September 17, 1997 or the date of commencement of trading of the Common Stock on Nasdaq and (b) 20% per year on each September 17 of the years 1998 through 2001.

(4) This column shows the hypothetical gains or "option spreads" of the options granted based on both the fair market value of the Common Stock for financial reporting purposes and assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

    OPTION EXERCISES AND YEAR-END HOLDINGS. None of the options held by the Named Executive Officers were exercisable in 1996. The following table sets forth information regarding the number and value of options held at the end of 1996 by the Named Executive Officers.

                       FISCAL YEAR-END 1996 OPTION VALUES

                                                            NUMBER OF SECURITIES UNDERLYING
                                                                                                    VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                                                   FISCAL YEAR-END(#)              FISCAL YEAR-END($)(1)
                                                            --------------------------------  --------------------------------
NAME                                                           EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----------------------------------------------------------  -----------------  -------------  -----------------  -------------
Jack D. Massimino.........................................              0           26,082                0       $   499,992
Gloria L. Austin..........................................              0            5,353                0           102,617
Walter R. Stone...........................................              0            5,353                0           102,617
Jennifer M. Gutzmore, M.D.................................              0            7,500                0                 0
Gary E. Goldstein, M.D....................................              0                0                0                 0
Regina B. Lightner........................................              0            4,500                0                 0

------------------------

(1) The amounts set forth represent solely the difference between the estimated fair value of $29.17 per share of the Common Stock underlying those unexercised options that had an exercise price below such price (i.e., "in-the-money options") and the respective exercise prices of the options. No assumptions or representations regarding the "value" of such options are made or intended.

CHANGE IN CONTROL EMPLOYMENT AGREEMENTS

    The Company has entered into agreements (the "Change in Control Employment Agreements") providing for benefits in the event of a "Change of Control" of the Company with the following executives: Jack D. Massimino, Gloria L. Austin, Becky J. Behlendorf, Jennifer M. Gutzmore, M.D., Regina B. Lightner and Walter
R. Stone. The Company has agreed to enter into a Change of Control Employment Agreement with Mr. Ord when he assumes the position of Executive Vice President and Chief Financial Officer shortly after the completion of the Offering. Pursuant to the Change of Control Employment Agreements, certain officers agree to forego any payments or benefits to which they were entitled under similar agreements with FHP. For the purposes of the Change of Control Employment Agreements, a Change of Control occurs when: (i) another party, other than a Company-sponsored employee benefit plan, acquires (other than directly from the Company) beneficial ownership of 20% or more of the Company's stock or voting securities; (ii) there is a change in a majority of the current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of the Incumbent Board other than in connection with an actual or threatened proxy contest); or (iii) there is a consummation of a complete liquidation or dissolution of the Company or a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which: (a) all or substantially all of the stockholders of the Company receive 70% or more of the stock of the Company resulting from the Business Combination; (b) no party, other than a Company sponsored employee benefit plan, beneficially owns, directly or indirectly, 20% or more of the Company's stock or voting securities except to the extent any such ownership existed prior to the Business Combination; and (c) at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board.

    The Change of Control Employment Agreements provide that the executive's employment will continue for three years following a Hostile Change of Control and for two years following a Change of Control that is not Hostile, in each case on equivalent terms (including position, duties, compensation and benefits) to those existing immediately prior to the Change of Control. A Change in Control is "Hostile" if it results from an unsolicited proposal that is not approved by a majority of the disinterested directors prior to disclosure of the Change in Control or if such disclosure is made without the prior approval of a majority of the disinterested directors. If during the relevant period the executive's employment is terminated other than for "Cause," death or disability, or if the executive terminates his employment for "Good Reason" (as defined in the Employment Agreements), the executive is entitled to receive an accrued salary and annual incentive payment through the date of termination and, except in the event of death or disability, payments and benefits including the continuation of bi-weekly salary payments and certain medical, dental and life insurance coverage for the relevant period, payment of accrued vacation, holiday and personal leave time, and a lump sum payment equal to additional contributions that would have been allocated to the executive's accounts under the Company's 1996 Employee Stock Ownership Plan and 1996 Money Purchase Pension Plan if the executive had remained employed for the relevant period and deferred the maximum pretax deferral allowed under the terms of these plans and the amount of any benefits under the 1996 Employee Stock Ownership Plan that were forfeited upon termination of employment but that would have vested if the executive remained employed for the relevant period. All of the executive's outstanding option rights under the Company's 1996 Stock Incentive Plan will immediately become exercisable and all restrictions on Restricted Stock will be eliminated on the date of termination of employment, unless prohibited by law.

    The Change of Control Employment Agreements also contain provisions with respect to the acceleration of options. Upon termination of employment other than voluntary or for Cause, death or Disability, after a Change of Control and prior to the end to the relevant period, all outstanding options held by the executive vest, except to the extent such vesting would result in an "excess parachute payment" nondeductible by the Company or would prevent accounting for the Change of Control as a "pooling-of-interest." Options that do not vest by reason of the exception become exercisable in accordance with their original vesting schedule and remain exercisable until 90 days thereafter (or, if earlier, until the original expiration date), provided that within 30 days of the executive's date of termination the executive satisfies the following two requirements: (i) the executive executes and delivers to the Company a Settlement and Release Agreement waiving all the claims against the Company and its affiliates (other than obligations under the Change of Control Employment Agreement and vested employee benefits); and (ii) the executive executes and delivers to the Company a Covenant Not to Compete for the period through the end of the Employment Period, imposing certain restrictions upon the executive conducting the same business in the same cities and counties as carried on by the Company at the effective date of a Change of Control.

STOCK INCENTIVE PLAN

    The Company's 1996 Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors in November 1996. The purpose of the Stock Incentive Plan is to provide long-term incentives to those key employees (including executive officers), significant agents and consultants responsible for the continued success and growth of the Company. In addition, the Stock Incentive Plan is intended to enable the Company to attract, motivate and retain experienced and knowledgeable independent directors.

    The Stock Incentive Plan is administered by a committee (the "Committee"), comprised of the Board of Directors or a committee consisting of two or more of its members, each of whom is an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code (the "Code"). The Committee may grant discretionary awards to any officer, non-employee director, key employee, or significant consultant or advisor to the Company. In addition, the Stock Incentive Plan provides for the automatic grant of nonqualified stock options to non-employee directors.

    SHARES THAT MAY BE ISSUED UNDER THE STOCK INCENTIVE PLAN. A maximum of 180,000 shares of Common Stock, or approximately 5.7% of the issued and outstanding shares of Common Stock (on a fully diluted basis), has been reserved for issuance under the Stock Incentive Plan and may be issued upon the exercise of stock options ("Options") or stock appreciation rights ("SARs") or pursuant to awards of restricted stock ("Restricted Stock Awards") or performance share awards ("Performance Awards") and stock bonuses ("Stock Bonuses") or non-employee director options ("Non-Employee Director Options") (Options, SARs, Restricted Stock Awards, Performance Awards, Stock Bonuses and Non-Employee Director Options are collectively referred to as "Awards"). The maximum number of shares of Common Stock that may be delivered pursuant to incentive stock options is 50,000 shares. The maximum number of shares of Common Stock that may be delivered as Non-Employee Director Options is 60,000. The maximum number of shares subject to Options and SARs that are granted during any calendar year to any individual is limited to 50,000. The 180,000 shares available under the Stock Incentive Plan will be registered under a Form S-8 registration statement expected to be filed with the Securities and Exchange Commission (the "Commission") within 12 months of the effective date of the registration statement relating to the Rights and the Common Stock offered hereby (the "Registration Statement"). As is customary in incentive plans of this nature, the number and kind of shares available under the Stock Incentive Plan are subject to adjustment in the event of any extraordinary dividend or any extraordinary distribution in respect of the Common Stock, or any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, reorganization, merger, combination, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other securities of the Company, or there shall occur any other like corporate transaction or event in respect of the Common Stock or a sale of substantially all the assets of the Company. Shares relating to Awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest, or are reacquired, will again become available for grant purposes in the Stock Incentive Plan to the extent permitted by law.

    Awards are not transferable by an Award holder other than as expressly provided for under the Stock Incentive Plan or by law, and are exercisable, during his or her lifetime, only by the Award holder. The Committee determines the terms of Awards, including the number of shares subject to the Award, exercise price, term and exercisability. Unless the Committee otherwise expressly provides, no Award is exercisable or will vest prior to twelve months after its grant date. In the case of Options or other rights to acquire Common Stock, an Award will expire not later than ten years after its grant date (five years in the case of Incentive Stock Options granted to Option holders who own more than 10% of the voting power of the Company's outstanding voting stock).

    STOCK OPTIONS. An Option is the right to purchase shares of Common Stock at a future date at a specified price (the "Option Price"). The Option Price is generally the closing price for a share of Common Stock on a national securities exchange or quotation system on the date of the grant. An Option may either be an incentive stock option, as defined in the Code, or a non-qualified stock option. An incentive stock option may not be granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company unless the Option Price is at least 110% of the fair market value of shares of Common Stock subject to the Option. The aggregate fair market value of shares of Common Stock (determined at the time the Option is granted) for which incentive stock options may be first exercisable by an Option holder during any calendar year under the Stock Incentive Plan or any other plan of the Company may not exceed $100,000. A non-qualified stock option is not subject to any of these limitations.

    STOCK APPRECIATION RIGHTS.   In its discretion, the Committee may grant a
SAR either concurrently with the grant of an another Award (the SAR may extend to all or a portion of the shares covered by such other Awards), or independently from another Award. Upon exercise of a SAR, the holder receives, for each share with respect to which the SAR is exercised, an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise of the SAR over the exercise price per share of Common Stock under the related Award.

    RESTRICTED STOCK AWARDS. A Restricted Stock Award is an award for a fixed number of shares of Common Stock subject to restrictions. The Committee will specify the price, if any, the participant must pay for the shares and the restrictions imposed on the shares, which will not terminate earlier than twelve months after the award date, except to the extent the Committee may otherwise provide. Restricted Stock awarded to a participant may not be voluntarily or involuntarily sold, assigned, transferred, pledged or otherwise disposed of or encumbered during the restricted period.

    PERFORMANCE SHARE AWARDS AND STOCK BONUSES. A Performance Award is an award of a right to receive shares of Common Stock or other compensation (including cash), the issuance or payment of which is contingent upon the attainment of performance objectives, among other things. The Committee may, in its discretion grant Performance Awards based upon factors the Committee deems relevant in light of the specific type and terms of the award. The Committee may provide for full or partial credit for the completion of such performance objectives in the event of death, or total disability, a change in control or certain other circumstances. A Stock Bonus is an award of shares of Common Stock for no consideration other than past services and without restriction other than transfer restrictions set by the Committee.

    Without limiting the generality of the foregoing, the Stock Incentive Plan permits the Committee to grant certain other types of awards ("Performance-Based Awards") that are intended to qualify as "performance based compensation" under
Section 162(m) of the Code. Under Section 162(m), the Company may not deduct certain compensation of over $1,000,000 paid in any year to the Chief Executive Officer or one of the four other most highly compensated executive officers of the Company ("Executive Officers") unless, among other things, this compensation qualifies as performance-based compensation under Section 162(m), and the material terms of the plan for such compensation are approved by stockholders.

    Options and SAR's that are granted under that Plan at a fair market value exercise price are intended to qualify as performance-based compensation. In addition, other share-based awards (such as restricted stock or performance awards) that may be granted under the Stock Incentive Plan may qualify as performance-based compensation under Section 162(m). The Stock Incentive Plan also provides for the grant of Performance-Based Awards that are not denominated nor payable in and do not have a value derived from the value of a price related to shares of Common Stock and are payable only in cash ("Cash-Based Awards") that are intended to satisfy the requirements for performance-based compensation under Section 162 (m).

    The maximum amount payable to any participant under all Cash-Based Awards that are intended to be Performance-Based Awards during any calendar year under the Plan will be $1,000,000. The maximum number of shares of the Company's Common Stock that may be subject to all Performance-Based Awards, including stock options and stock appreciation rights, that are granted to any participant during any calendar year will not exceed 100,000 shares, either individually or in the aggregate.

    ACCELERATION OF AWARDS; POSSIBLE EARLY TERMINATION OF AWARDS. Unless prior to a Change in Control Event (as described below) the Committee determines that upon its occurrence there will be no acceleration, then upon the occurrence of a Change in Control Event, each Option and SAR will become immediately exercisable, Restricted Stock will vest free of restrictions, and Performance Shares will become payable. In general, a Change in Control Event includes: (i) approval by the stockholders of the Company of the dissolution or liquidation of the Company; (ii) any acquisition by a person or group (subject to certain exceptions) of 20% or more of either the outstanding Common Stock or the combined voting power of the Company's outstanding securities; (iii) a change in the majority of the Company's directors; or (iv) consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company under certain circumstances; provided that no award will be accelerated as to any person subject to Section 16 of the Securities Act to a date less than six months after its applicable date of grant. Options or other Awards not exercised prior to the dissolution of the Company or a merger or other corporate event where the Company is not the surviving corporation and where no provision is made for the assumption, conversion, substitution or exchange of the Options or Awards, will terminate upon the occurrence of such event.

    TERMINATION OF OR CHANGES TO THE STOCK INCENTIVE PLAN.   The Board of
Directors may terminate or amend the Stock Incentive Plan. Any amendment, to the extent then required by the Code or as required by any other applicable law, must be approved by the stockholders of the Company. Unless previously terminated by the Board of Directors, the Stock Incentive Plan will terminate ten years after the effective date.

    NON-EMPLOYEE DIRECTOR OPTIONS.   The Stock Incentive Plan provides for
automatic initial and subsequent annual grants of non-qualified stock options to non-employee directors. Under the initial grant, made in November 1996, with a vesting schedule determined as if the grant were as of September 17, 1996 (the "Initial Non-Employee Director Options"), the Chairman of the Board of Directors received options to purchase 6,000 shares of Common Stock, the chairmen of the Audit, Compensation and Finance Committees each received options to purchase 5,000 shares of Common Stock, and each other non-employee director received options to purchase 3,000 shares of Common Stock. Each person who subsequently becomes a non-employee director will receive an initial grant of options to purchase 3,000 shares of Common Stock. Mr. Hoops and Mr. Folick will not receive any non-employee director options. Under the subsequent automatic grant, each non-employee director then in office will be granted options to purchase 1,000 shares on each anniversary of the director's initial option grant. The Initial Non-Employee Director Options will vest at the rate of 25% on the later of 90 days after the Award date or 60 days after the date of commencement of trading of the Common Stock on a national securities exchange or quotation system (the "Initial Award Date") and 25% per year on the first three anniversaries of the Initial Award Date. Each other Non-Employee Director Option will vest at the rate of 25% per year commencing on the first anniversary of the Award date and each of the next three anniversaries thereof. Unexercised options granted to a non-employee director who resigns from service but then returns to the Board of Directors within 180 days will not expire upon resignation, but will remain intact as if there had been no interruption in the director's service. Upon the occurrence of a Change in Control Event, each Non-Employee Director Option will become immediately exercisable in full, provided that no Non-Employee Director Option will be accelerated to a date prior to six months after its grant date. To the extent any Non-Employee Director Option is not exercised prior to (i) dissolution of the Company or (ii) a merger or other corporate event that the Company does not survive, and no provision is made for the assumption, conversion, substitution or exchange of the Non-Employee Director Option, the Non-Employee Director Option will terminate upon the occurrence of the Change in Control Event.

EMPLOYEE STOCK OWNERSHIP PLAN

    The Talbert Medical Management Holdings Corporation Employee Stock Ownership Plan (the "ESOP") is intended to be a tax-qualified retirement plan that satisfies the requirements of Sections 401(a), 401(k), 501(a) and 4975 of the Code. The Company's ESOP will have substantially the same terms as FHP's ESOP. The account balances of Company employees (together with employees of the Talbert Medical Groups) will be transferred from FHP's ESOP to the Company's ESOP. The ESOP will provide for a discretionary employer contribution that can be made each year and allocated to the employer contribution accounts of participants. The employer contribution accounts of each participant will be subject to a five-year "cliff" vesting schedule. Participants formerly employed by FHP will receive credit for their service at FHP.

    In addition, the ESOP will permit employees to elect to reduce their salaries and make 401(k) contributions to the ESOP. The 401(k) account of each participant will be 100% vested. The ESOP will also provide for matching contributions in the same manner as the FHP ESOP. Accordingly, if a participant has completed less than five years of service, the employer matching contribution rate will, subject to the satisfaction of applicable nondiscrimination rules, equal 50% of the participant's 401(k) deferrals up to six percent of the participant's compensation. If the participant has completed at least five years of service, the employer matching contributions rate will, subject to the satisfaction of applicable nondiscrimination rules, equal 100% of the participant's 401(k) deferrals up to six percent of the participant's compensation.

    The ESOP will permit participants to direct the investment of their 401(k) and employer matching accounts on a monthly basis. One of the available investment funds under the ESOP will be a Company Common Stock fund. The ESOP administrator may establish such rules and procedures as it deems necessary in its sole discretion to ensure that the participants' investments in the Company Common Stock fund will satisfy the requirements of all applicable law. Such rules and procedures will include a prohibition on the ability of physician-employees of the Talbert Medical Groups to invest in the Company Common Stock fund.

DEFERRED COMPENSATION PLAN

    The Talbert Medical Management Holdings Corporation Deferred Compensation Plan (the "Deferred Compensation Plan") will be virtually identical to FHP's Deferred Compensation Plan. Accordingly, the Deferred Compensation Plan will be a nonqualified deferred compensation plan and will permit the Company's non-employee directors and a select group of management or highly compensated employees to elect to defer compensation under the Deferred Compensation Plan. The Deferred Compensation Plan will permit a minimum deferral of 3% with respect to salaries (or, with respect to bonuses, 1%) and a maximum deferral of 50% with respect to salaries (or, with respect to bonuses, 100%). The Deferred Compensation Plan will also permit discretionary employer contributions. Amounts deferred under the Deferred Compensation Plan will be credited to bookkeeping accounts established and maintained for each participant.

    The compensation deferral account of each participant will be 100% vested. The employer contribution account of each participant will be subject to a five-year "cliff" vesting schedule, but will become 100% vested in the event of a Change-of-Control (as defined under the Deferred Compensation Plan).

    The Company's Deferred Compensation Plan will provide for the same distribution options as under FHP's Deferred Compensation Plan including: (i) short-term payout option; (ii) retirement benefit; (iii) termination distribution (iv) survivor benefit; and (v) withdrawal election.

MONEY PURCHASE PENSION PLAN

    The Talbert Medical Management Holdings Corporation Money Purchase Pension Plan (the "Money Purchase Pension Plan") is intended to be a tax-qualified retirement plan that satisfies the requirements of Sections 401(a) and 501(a) of the Code. The Money Purchase Pension Plan will be virtually identical to FHP's Money Purchase Pension Plan. Accordingly, the Money Purchase Pension Plan will be frozen both as to contributions as well as to participation. The account balances of Company employees and the employees of the Talbert Medical Groups will be transferred from FHP's Money Purchase Pension Plan to the Money Purchase Pension Plan. The accounts of each participant under the Money Purchase Pension Plan will be 100% vested. In general, accounts will be distributable upon a participant's termination from employment.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

    The Company's Certificate of Incorporation contains a provision eliminating or limiting director liability for monetary damages arising from a breach of fiduciary duty as a director, except for liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his or her duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

    In addition, the Certificate of Incorporation and the Company's Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any person who by reason of the fact that he or she is a director or officer of the Company, is involved in a legal proceeding of any nature if he or she acted in good faith and in a manner he or she reasonably believed to be in and not opposed to the best interests of the Company. If such legal proceeding is brought by or in the right of the Company, no indemnification will be made if the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company, unless a court finds such person to be entitled to indemnity despite adjudication of liability. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware General Corporation Law.

    The Company has entered into separate indemnification agreements with its directors and executive officers. Each indemnification agreement provides for, among other things: (i) indemnification against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim that an indemnitee was, is, or is threatened to be made a party to or witness or other participant to unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under law; and (ii) prompt advancement of expenses to any indemnitee.

    The Company also maintains directors' and officers' liability insurance. The Company believes that the provisions of its Certificate of Incorporation, Bylaws, indemnification agreements and insurance are necessary to attract and retain qualified persons as directors and officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH FHP

    As a result of its role in the formation of the Company, FHP could be considered a "promoter" of the Company, as defined under the Securities Exchange Act of 1934 (the "Exchange Act"). As such, the Company has provided the following disclosure regarding certain transactions with FHP.

    THE ACQUISITION. On February 14, 1997, the Company acquired FHP's 92.4% equity interest in TMMC and THSC in exchange for Rights to purchase 92.4% of the Company's Common Stock, plus the Talbert Note. Immediately prior to the Acquisition, TMMC received the Capital Contribution of $67 million. The Company and FHP also entered into a number of other agreements in connection with the Acquisition, including with respect to Common Stock acquired by FHP, administrative services, and the allocation of liabilities, taxes and employee benefits obligations between the Company and FHP. These transactions were effected for the purpose of separating TMMC and THSC from FHP concurrently with the FHP Merger. See "The Company--Separation from FHP" and "Relationship with FHP and PacifiCare Following the Offering."


    PROVIDER AGREEMENTS. The Talbert Medical Groups have provided health care services to FHP members since their formation pursuant to provider agreements with FHP. The Company derives nearly all of its revenues from FHP, either through capitated payments directly from FHP or copayments, fee for service or other revenue from FHP members. Capitated revenue from FHP amounted to approximately $379.8 million and $419.5 million for the years ended December 31, 1996 and 1995, respectively, while copayments, fee for service and other revenue accounted for $80.8 million and $76.2 million, respectively, during those periods. Pursuant to the terms of the FHP Merger, the Talbert Medical Groups entered into the New FHP Provider Agreements, which took effect as of March 1, 1997. The New FHP Provider Agreements will result in significantly lower revenues to the Company. On a pro forma basis, the New FHP Provider Agreements would have decreased the Company's revenue from $460.5 million to $421.3 million and increased its operating loss from $13.8 million to $60.3 million for the year ended December 31, 1996. See "Relationship with FHP and PacifiCare Following the Offering" and "Prospectus Summary--Unaudited Pro Forma Condensed Consolidated Financial Data."


    MASTER LEASE AGREEMENT. As of January 1, 1996, TMMC and FHP entered into a Real Estate and Equipment Master Transfer Agreement (the "Master Lease Agreement") that provides for the lease, sublease or assignment to the Company of the facilities and equipment used by the Talbert Medical Groups that are either owned or leased by FHP. For the year ended December 31, 1996, TMMC made payments to FHP of approximately $21 million in connection with the Master Lease Agreement. See "Relationship with FHP and PacifiCare Following the Offering--Master Lease Agreement" and "Consolidated Financial Statements--Note 5."

    ADMINISTRATIVE SERVICES. FHP historically provided the Company with management information services and certain administrative and overhead activities. These costs were allocated to TMMC and THSC by FHP based on FHP's actual costs allocated on a per enrollee basis. The Company paid FHP approximately $7.5 million and $5.4 million for the years ended December 31, 1996 and 1995, respectively, for such services. FHP will provide such services for up to one year following the Acquisition. See "Relationship with FHP and PacifiCare Following the Offering--Administrative Services Agreement."

    TRANSFERS TO TMMC AND THSC. In connection with their commencement of operations on January 1, 1996, FHP recapitalized TMMC and THSC to eliminate a stockholder's deficit of approximately $17.9 million and transferred to TMMC and THSC certain assets and liabilities related to the operations of the Company's predecessor businesses. These transfers included current assets of approximately $27.5 million (including approximately $5.1 million in cash, accounts receivable of approximately $5 million, inventories of approximately $7.4 million, deferred income taxes of approximately $6.4 million, and prepaid expenses and other current assets of approximately $3.6 million), all of which were transferred at their historical cost to FHP. These transfers are reflected on the Company's consolidated financial statements presented herein.

TRANSACTIONS WITH THE MANAGEMENT INVESTORS

    In connection with the reorganization of the staff model operations of FHP and the creation of TMMC and THSC, in March 1996 twelve individuals, then all FHP or TMMC executives (the "Management Investors"), purchased shares of TMMC's common stock (the "TMMC Management Shares") and shares of THSC's Common Stock (the "THSC Management Shares") for an aggregate consideration of approximately $8,000 pursuant to a Stock Purchase Agreement among FHP, TMMC, THSC and the Management Investors (the "Management Stock Purchase Agreement").

    In connection with the Acquisition, pursuant to a Management Stock Exchange Agreement with the Company, the Management Investors exchanged their TMMC and THSC Management Shares for an equivalent number of shares of the Company's Common Stock, on equivalent terms and conditions as are provided in the Management Stock Purchase Agreement (the "Company Management Shares"). See "Relationship with FHP and PacifiCare Following the Offering--Management Stock Exchange Agreement."

    The Company Management Shares were issued as follows:

NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Jack D. Massimino..........................................................         150,000(1)
Westcott W. Price III......................................................          20,250
Gloria L. Austin...........................................................          15,000
Kathryn M. Adair...........................................................           7,500
Richard D. Jacobs..........................................................           7,500
Larry L. Georgopolous......................................................           6,000
Walter R. Stone............................................................           6,000
Barbara C. McNutt..........................................................           4,500
Gary E. Goldstein, M.D.....................................................           3,750
Kenneth S. Ord.............................................................           3,000
Michael J. Weinstock.......................................................           3,000
Margaret Van Meter.........................................................           1,500
                                                                                    -------
    Total                                                                           228,000
                                                                                    -------
                                                                                    -------

------------------------

(1) Includes 15,000 shares held under an irrevocable trust for the benefit of Mr. Massimino's children.

    The Management Investors will not make capital contributions to the Company equivalent to the Capital Contribution by FHP. The Company therefore will recognize stock compensation expense of approximately $5.1 million. See "Prospectus Summary--Unaudited Pro Forma Condensed Consolidated Financial Data."

          RELATIONSHIP WITH FHP AND PACIFICARE FOLLOWING THE OFFERING

    To govern certain of the ongoing relationships between the Company, FHP and PacifiCare after the Acquisition and the Offering and to provide mechanisms for an orderly transition, the parties have entered into the various agreements described in this section.

    THE FOLLOWING SUMMARIES OF THE VARIOUS AGREEMENTS DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THEIR TEXT, COPIES OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT AND ARE INCORPORATED HEREIN BY REFERENCE.

PROVIDER AGREEMENTS

    Pursuant to the terms of the FHP Merger, TMMC, on behalf of the Talbert Medical Groups, has entered into the New FHP Provider Agreements with various HMO subsidiaries of FHP to provide medical and dental services to FHP plan members. The New FHP Provider Agreements became effective as of March 1, 1997. The New FHP Provider Agreements have ten-year terms, except for Utah, which has a 15-year term. Capitation rates established in the New FHP Provider Agreements are subject to renegotiation after one year. If the parties are unable to agree upon new rates, the existing rates will remain in effect.

    The Talbert Medical Groups are responsible for providing or arranging all covered medical services to members of various FHP HMO subsidiaries in accordance with professional standards. FHP provides administration of the health plan, marketing, enrollment, benefit design and interpretation, medical management (including quality and utilization management) and claims processing. The Talbert Medical Groups receive compensation in two components: monthly capitation payments (which are a percentage of premiums) and incentive compensation, disbursed semi-annually, related to controlling hospital or pharmacy costs, where applicable.

    The New FHP Provider Agreements involve several significant differences from previous provider agreements with FHP. The New FHP Provider Agreements do not contain any subsidies from FHP, and therefore will result in lower revenues per enrollee to the Company. See "Risk Factors--Contracted Rate Decrease." They also require the Talbert Medical Group to provide additional physician services, increasing costs per enrollee. See "Prospectus Summary--Unaudited Pro Forma Condensed Consolidated Financial Data." The New FHP Provider Agreements also provide for TMMC, as manager of the Talbert Medical Groups, to guarantee the performance of the contractual obligations of each of the Talbert Medical Groups. The New FHP Provider Agreements further provide that the consent of FHP and PacifiCare is required for any proposed sale or change in control of TMMC or a Talbert Medical Group during the first two years of their term, which consent will not be unreasonably withheld. The Talbert Medical Groups have agreed not to seek or obtain a Medicare-risk contract with HCFA. The New FHP Provider Agreements anticipate that FHP systems, compensation mechanisms and administrative procedures will initially be followed, but will eventually convert to PacifiCare systems, compensation mechanisms and administrative procedures.

    The Company also has recently entered into a provider agreement with PacifiCare's California HMO subsidiary to provide medical and dental services to its members. The terms of this agreement are substantially similar to those of the New FHP Provider Agreements.

ACQUISITION AGREEMENT

    The Company and FHP have entered into a Stock Purchase Agreement pursuant to which the Company acquired FHP's interest in TMMC and THSC (the "Acquisition Agreement"). Under the Acquisition Agreement, the Company agreed to purchase all of the shares of the common stock of TMMC and THSC held by FHP in exchange for the Rights and the Talbert Note. The Talbert Note is payable in an amount equal to the proceeds of the Offering if fully subscribed. If the Offering is not fully subscribed, the

Company has agreed to sell to FHP any of its shares of Common Stock unsubscribed in the Offering in exchange for the cancellation of any remaining indebtedness under the Talbert Note. As a condition precedent to the Company's obligations under the Acquisition Agreement, FHP made the Capital Contribution to TMMC.

MANAGEMENT STOCK EXCHANGE AGREEMENT

    The Company and the Management Investors have entered into a Management Stock Exchange Agreement, in the form of an amendment to the Management Stock Purchase Agreement, pursuant to which the Management Investors agreed to exchange their TMMC and THSC Management Shares for Company Management Shares effective as of the Closing Date of the FHP Merger. Transfer of Company Management Shares is restricted; restrictions lapsed as to 25% of each Management Investor's shares on July 1, 1996, and will lapse as to an additional 25% on July 1 of 1997, 1998 and 1999. FHP has the right to repurchase Company Management Shares: (i) in the event of termination of employment and prior to the lapse of restrictions for $.03 per share (other than the shares owned by Messrs. Ord, Price and Weinstock); (ii) at any time before October 1, 1999 for $100 per share; or (iii) in certain amounts if the Company fails to meet specified financial goals. These prices are subject to adjustment by the Compensation Committee of the board of directors of PacifiCare Holdings, plus one member of the Company's Board of Directors. The Company Management Shares that are no longer restricted have the registration rights discussed under "Description of Capital Stock--Registration Rights."

STANDSTILL AGREEMENT

    The Company and FHP have entered into a Standstill Agreement to define the relationship between the Company and FHP with respect to the Common Stock and voting securities of the Company held by FHP ("FHP Shares") following the Acquisition. The Standstill Agreement provides that FHP (i) will vote the FHP Shares in accordance with the votes of the non-FHP stockholders, (ii) will not acquire additional shares of Common Stock, (iii) will be subject to certain restrictions with respect to its ability to solicit proxies, make acquisition proposals, become a member of a "group" (as defined in the federal securities laws), or otherwise use its holdings of Common Stock to seek to exercise control over the Company's management, and (iv) will be entitled to certain registration rights. See "Description of Capital Stock-- Registration Rights." The Standstill Agreement has a seven-year term. The Standstill Agreement will be null and void if FHP reacquires shares of Common Stock unsubscribed for in the Offering in excess of 20% of the total number of outstanding shares of Common Stock.

MASTER LEASE AGREEMENT

    The Company and FHP have entered into the Master Lease Agreement to provide for the lease, sublease or assignment to the Company of facilities and equipment used by the Talbert Medical Groups that are either owned or leased by FHP. The Master Lease Agreement originally contained an option whereby FHP could require the Company to purchase, and the Company could require FHP to sell, the real estate and equipment subject to the Master Lease Agreement at its book value. The Master Lease Agreement was amended in December 1996 to remove this option effective as of January 1, 1996. Accordingly, the Company's consolidated financial statements reflect the Master Lease Agreement as an operating lease. The Master Lease Agreement, as amended, provides that the parties will enter into individual leases with respect to the real estate and equipment subject to the Master Lease Agreement. The Master Lease Agreement, as amended, also provides for (i) an original term of the individual leases ending December 31, 2005, with the exception of leases with respect to up to 90,000 square feet (of a total of approximately 472,000 square feet) that the Company may elect not to renew; (ii) lease payments at prevailing market rates; (iii) two five-year extension options at prevailing market rates, exercisable solely at the Company's discretion; (iv) a right of first offer for the Company to purchase the furniture, fixtures and equipment subject to the Master Lease Agreement ("FF&E"). The parties have also entered into a separate lease agreement with respect to FF&E that will expire on December 31, 2000.

ADMINISTRATIVE SERVICES AGREEMENT

    The Company and FHP have entered an Administrative Services Agreement pursuant to which FHP will provide information systems services to the Company after the Expiration Date for up to one year. The Administrative Services Agreement may be terminated earlier by: (i) 120 days written notice; (ii) 30 days written notice of a material breach, subject to cure; or (iii) mutual agreement of the Company and FHP.

EMPLOYEE BENEFITS AND COMPENSATION ALLOCATION AGREEMENT

    The Company and FHP have entered into an Employee Benefits and Compensation Allocation Agreement (the "Benefits Agreement"), addressing certain employee compensation and benefits matters. The Benefits Agreement provides for, among other things: (i) effective as of the Expiration Date, the transfer to the Company of all assets and liabilities (approximately $6.2 million as of December 31, 1996) of FHP for benefits under certain nonqualified deferred compensation plans with respect to employees who on or after the Offering will be employees of the Company ("the Employees"); (ii) the transfer of assets and liabilities (approximately $66.8 million as of December 31, 1996) from the FHP Money Purchase Pension Plan attributable to the accounts of the Employees and the employees of the Talbert Medical Groups (collectively with the Employees, the "Talbert Individuals") into a separate tax-qualified pension plan and trust to be established by the Company; and (iii) the transfer of assets and liabilities (approximately $89.2 million as of December 31, 1996) attributable to the accounts of the Talbert Individuals under the FHP ESOP into a separate tax-qualified plan and trust to be established by the Company. The Company will not assume any unfunded liabilities under the Benefits Agreement.

    The Benefits Agreement also provides that immediately prior to the Offering the Company will establish a medical and dental plan that provides benefits to the Employees similar to those provided by FHP. Coverage will be effective immediately and the plan will not impose any pre-existing condition limitations or exclusions with respect to the Employees. The Company will continue to maintain the medical and dental plan (or comparable plans) for a period of at least one year following the Offering.

    The Benefits Agreement provides for certain adjustments to outstanding employee stock options under FHP's Executive Incentive Plan (the "EIP"). Pursuant to Section 4.8 of the FHP Merger Agreement, options under the EIP that were outstanding as of the date of merger of FHP with PacifiCare Holdings were exchanged for options (the "Exchange Options") to purchase shares of Class B Common Stock, par value of $.01 per share, of PacifiCare Holdings.

    The Benefits Agreement provides that no severance benefits will be payable to the Employees as a result of the Offering. The Benefits Agreement will become effective only if, upon completion of the Offering, FHP owns less than 50% of the outstanding shares of Common Stock.

TAX ALLOCATION AGREEMENT

    The Company and FHP have entered into a Tax Allocation Agreement that provides for FHP, among other things, to file all tax returns with respect to, and to pay all taxes imposed upon or attributable to, FHP and its affiliates for all taxable periods, including the taxes incurred in connection with the Offering. The Company generally has agreed, among other things, to file all tax returns with respect to the Company for all taxable periods beginning after the expiration of the Rights and to pay all taxes imposed upon or attributable to the Company for all taxable periods ending after the Acquisition. The Company will indemnify FHP against any adverse adjustment, or receive from FHP the benefit of any favorable adjustment, of an FHP return to the extent that the adjustment (i) relates to a taxable period prior to the Acquisition, (ii) arises out of the Company's activities, and (iii) when combined with all other such adjustments that have occurred, exceeds $2 million, but does not exceed $4 million. The Company and

FHP will share equally the liability for, or the benefit of, such an adjustment to the extent any such adjustment, when combined with all other such adjustments that have occurred, exceeds $4 million. The Tax Allocation Agreement will become effective only if, upon completion of the Offering, FHP owns less than 50% of the outstanding shares of Common Stock.

ALLOCATION OF LIABILITIES AND INDEMNIFICATION AGREEMENT

    The Company and FHP have entered into an Allocation of Liabilities and Indemnification Agreement ("the Assumption Agreement") to provide for assumptions of liabilities and cross-indemnities designed to allocate between them financial responsibility for certain liabilities. Under the Assumption Agreement, the Company will assume, to the extent they arose from the business of TMMC or THSC: (i) any liabilities that are known and reserved against, from January 1, 1996; and (ii) any liabilities that are unknown and not reserved against (other than malpractice liabilities), from January 1, 1994. All other liabilities arising from the business of TMMC or THSC prior to the Expiration Date will be assumed by FHP. The Assumption Agreement will become effective only if, upon completion of the Offering, FHP owns less than 50% of the outstanding shares of Common Stock.

INTERIM OPERATIONS AGREEMENT

    The Company, FHP and PacifiCare Holdings have entered into the Interim Operations Agreement to govern certain aspects of the Company's operations during the period between the time of the closing of the FHP Merger and the completion of the Offering. The Interim Operations Agreement requires the Company to obtain the consent of PacifiCare Holdings before taking certain actions prior to the completion of the Offering, including, among other things, actions with respect to: (i) certain issuances of stock options to employees or physicians; (ii) the amendment of the Company's Certificate of Incorporation, Bylaws or Stockholder Rights Agreement; (iii) mergers and acquisitions and sales of assets; (iv) the incurrence of indebtedness or issuance of any debt securities, except pursuant to lines of credit in effect prior to the Effective Time; (v) the adoption or material amendment of employee benefit plans, or the entering into or amendment of employment or severance agreements with directors and officers; (vi) changes in the compensation of officers and directors; (vii) certain capital expenditures; (viii) loans or transactions with officers and directors or (ix) the settlement of certain lawsuits. In addition, pursuant to the Interim Operations Agreement, two PacifiCare Holdings nominees were appointed to the Board of Directors of the Company to serve as directors until the completion of the Offering. See "Management-- Directors and Executive Officers."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1997 (except as otherwise indicated), and as adjusted to give effect to the Offering, in each case by (a) FHP, (b) each stockholder who would have the opportunity to beneficially own 5% or more of the outstanding shares of Common Stock based on ownership of FHP Common or Preferred Stock, (c) each director and Named Executive Officer of the Company, and (d) all directors and executive officers of the Company as a group. The adjustments to give effect to the Offering assume that each Rights holder fully exercises his or her Basic Subscription Privilege.

                                     BENEFICIAL OWNERSHIP PRIOR                    BENEFICIAL OWNERSHIP AFTER
                                           TO OFFERING(2)                                OFFERING(2)(3)
                                     ---------------------------    NUMBER OF     -----------------------------
                                      NUMBER OF                    SHARES BEING   NUMBER OF
NAME OF BENEFICIAL OWNER(1)            SHARES            PERCENT     OFFERED       SHARES               PERCENT
-----------------------------------  -----------         -------   ------------   ---------             -------
FHP International Corporation......    2,772,000(4)        92.4%    2,772,000        --                  --
  3120 Lake Center Drive
  Santa Ana, California 92704
Jack D. Massimino..................      160,433(5)(6)(7)    5.0%      --          160,591(8)             5.4%
Gloria L. Austin...................       17,141(5)(7)     *           --           17,244(8)             *
Walter R. Stone....................        8,141(5)(7)     *           --            9,414(8)             *
Jennifer M. Gutzmore, M.D..........      --                *           --              113(8)             *
Gary E. Goldstein, M.D.............        3,750(5)        *           --            6,836(8)             *
Regina B. Lightner.................      --                --          --               91(8)             *
Franklin Resources, Inc. ..........      --                --          --          264,812(9)             8.8%
  777 Mariners Island Boulevard
  San Mateo, CA 94404
Jack R. Anderson...................      --                --          --          132,737(10)            4.4%
Richard M. Burdge, Sr..............      --                --          --           41,814(11)            1.4%
Warner Heineman....................      --                --          --            --                  --
Van B. Honeycutt...................      --                --          --            --                  --
Alan R. Hoops......................
Jeffrey Folick.....................
Robert W. Jamplis, M.D.............      --                --          --            --                  --
Robert C. Maxson, Ed.D.............      --                --          --            --                  --
Westcott W. Price III..............       20,250(5)        *           --           45,176(12)            1.5%
All executive officers and
  directors as
  a group (16 persons).............      209,715(5)         7.0%       --          414,030               13.8%

--------------------------
 *  Less than one percent.

 (1) Unless otherwise indicated, the address of each of the stockholders named in this table is: c/o Talbert Medical Management Holdings Corporation, 3540 Howard Way, Costa Mesa, California 92626.

 (2) Unless otherwise indicated in the footnotes to this table and subject to the community property laws where applicable, each of the stockholders named in this table has sole voting authority and investment discretion with respect to the shares shown as beneficially owned.

 (3) Based on 41,779,927 shares of FHP Common Stock and 21,034,163 shares of FHP Preferred Stock outstanding as of the Effective Date.

 (4) Based on the receipt of rights to purchase 92.4% of the Company's Common Stock pursuant to the Acquisition Agreement.

 (5) Transfer of certain of these shares is restricted pursuant to the Management Stock Purchase Agreement dated as of March 15, 1996 between the Management Investors, the Company and FHP.

 (6) Includes 15,000 shares held under an irrevocable trust for the benefit of Mr. Massimino's children.

 (7) Based on beneficial ownership of Common Stock that includes stock options exercisable on the date of commencement of trading of the Common Stock on
    Nasdaq, currently anticipated to be May    , 1997.

 (8) Based on beneficial ownership of FHP Common Stock that includes shares held by the trustee under the FHP ESOP. As of December 31, 1996, the approximate number of shares of FHP Common Stock allocated to the ESOP accounts of the individuals named above were as follows: Mr. Price--5,342 shares; Mr. Massimino--3,365 shares; Ms. Austin--2,187 shares; Mr. Stone--4,283 shares; Dr. Gutzmore-- 2,404 shares; Dr. Goldstein--5,584 shares and Ms. Lightner--99 shares.

 (9) Based on beneficial ownership of 5,370,900 shares of FHP Common Stock and 298,680 shares of FHP Preferred Stock, as reported on Schedule 13F for the period ended December 31, 1996.

(10) Based on beneficial ownership of 819,518 shares of FHP Common Stock and 2,471,794 shares of FHP Preferred Stock as of February 14, 1997, including
    (i) 137,202 shares of FHP Common Stock and 457,340 shares of FHP Preferred Stock held by Mr. Anderson's wife, and (ii) 271,200 shares of Common Stock and 904,000 shares of FHP Preferred Stock held by trusts of which Mr. Anderson's relatives are beneficiaries. Mr. Anderson disclaims beneficial ownership of these shares.

(11) Based on beneficial ownership of 287,630 shares of FHP Common Stock and 742,107 shares of FHP Preferred Stock as of February 14, 1997, including 25,030 shares of FHP Common Stock and 83,438 shares of FHP Preferred Stock held by Mr. Burdge's wife. Also includes 48,000 shares of FHP Common Stock held by a trust of which Mr. Burdge's relatives are beneficiaries. Mr. Burdge disclaims beneficial ownership of these shares.

(12) Based on beneficial ownership of 528,211 shares of FHP Common Stock as of February 14, 1997, including shares held under a revocable trust controlled by Mr. Price.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's Certificate of Incorporation provides that the Company may issue up to 15 million shares of common stock, par value $0.01 per share (the "Common Stock"), and 1.2 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Immediately preceding the Offering, there will be 228,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding, held by 12 stockholders of record.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of stockholders and do not have preemptive rights. The holders of Common Stock do not have cumulative voting rights. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

PREFERRED STOCK

    The Company's Board of Directors has the authority, without any vote or action by stockholders, to issue Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights, prices and terms (including any sinking fund provisions), liquidation preferences and the number of shares constituting any series. In connection with the Stockholders Rights Agreement, the Board of Directors has authorized a series of Preferred Stock designated as "Junior Participating Preferred Stock" that may be issued upon the exercise of rights distributed to all holders of Common Stock. See "Description of Capital Stock--Certain Anti-Takeover Effects." Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of the Offering, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN ANTI-TAKEOVER EFFECTS

    Certain provisions of the Rights, the Company's Certificate of Incorporation, Bylaws and other agreements to which the Company is a party summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might favor, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    EXERCISE CAP. The Rights may not be exercised to the extent that the holder would become the beneficial owner of more than 8% of the shares of Common Stock outstanding, subject to certain exceptions. See "The Offering--Exercise Cap." This exercise cap may hinder efforts to accumulate Rights to purchase Common Stock prior to the Expiration Date.

    CLASSIFIED BOARD OF DIRECTORS. The Company's Certificate of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. The initial term of the directors in Class I expired at the 1997 annual stockholders meeting, at which time the directors in Class I were re-elected to serve a three-year term. The initial terms of the directors in Classes II and III will expire at the 1998 and 1999 annual stockholders meetings, respectively, at which meetings the directors in those classes will be elected to serve for a three-year term

(with the exception of Messrs. Folick and Hoops, who will serve only until the completion of the Offering). A director may be removed by the stockholders of the Company only for cause. See "Management-- Classified Board of Directors."

    The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of stockholders.

    With a classified Board of Directors, at least two annual meetings of the Company's stockholders, instead of one, would generally be required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because this provision could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. The classification provision could also have the effect of discouraging a third party from making a tender offer to otherwise attempt to obtain control of the Company.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS. The Company's Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the "Business Procedure"). The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, the person will not be eligible for election as a director. Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws.

    Although the Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws: (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; or (ii) may discourage a deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

    LIMITATIONS ON STOCKHOLDER ACTION BY WRITTEN CONSENT. The Company's Certificate of Incorporation prohibits stockholder action by written consent in lieu of a meeting, and provides that stockholder action can be taken only at an annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Board of Directors, but if FHP acquires in excess of 20% of the outstanding Common Stock from unsubscribed shares in the Offering, a special meeting of stockholders may be called at the written request of stockholders entitled to cast in excess of 20% of the votes entitled to be cast at the special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called by the Board of Directors.

    SUPERMAJORITY VOTE FOR BUSINESS COMBINATIONS. The Company's Certificate of Incorporation provides that the affirmative vote of at least 66 2/3% of the outstanding shares of the Company then entitled to vote is required for certain business combinations, including a merger, or disposition of substantially all the assets, of the Company. This requirement is not applicable if the Board of Directors approves the transaction by a resolution adopted by 66 2/3% of its members. These provisions will not take effect if FHP acquires in excess of 20% of the outstanding Common Stock from unsubscribed shares in the Offering.

    AMENDMENT OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND
BYLAWS. The Company's Certificate of Incorporation and the Bylaws provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Company then entitled to vote on the matter is required to amend the Bylaws and certain provisions of the Certificate of Incorporation, including those provisions relating to the number of directors, the filling of vacancies on the Board of Directors, the prohibition on stockholder action without a meeting, indemnification of directors, officers and others, the limitation on liability of directors and the supermajority voting requirements in the Certificate of Incorporation and Bylaws. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board of Directors, except that if FHP does not acquire in excess of 20% of the outstanding Common Stock solely through the transfer of shares unsubscribed in the Offering, the authorized number of directors may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of the Company then entitled to vote on the matter. These voting requirements will have the effect of making more difficult any amendment by stockholders, even if a majority of the Company's stockholders believes that the amendment would be in its best interests.

    DELAWARE TAKEOVER STATUTE. The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or
(b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    RIGHTS AGREEMENT. As of the Expiration Date, pursuant to a Stockholder Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, the Company has declared a dividend distribution to all holders of Common Stock of a right to purchase a unit initially consisting of one one-hundredth of a share of Junior Participating Preferred Stock upon the terms and conditions set forth in that agreement. The Stockholder Rights Agreement is designed to give the Board of Directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. In the event of a takeover attempt, the holders of the rights may exercise them to purchase Common Stock at a 50% discount, or, in the event of a "squeeze-out" transaction where the Company would not be the surviving entity, the acquiring company's common stock at a 50% discount. The issuance of these rights may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

    The Stockholder Rights Agreement provides for a trigger percentage of 8% for the 90-day period following the Expiration Date, and 15% thereafter. Certain persons who acquire Common Stock in excess of the trigger percentage will not trigger the rights, including, with certain limitations, (i) persons who acquire such Common Stock solely as a result of the exercise of Rights distributed to them in the Offering, (ii) FHP, if it acquires such Common Stock solely through the transfer of shares unsubscribed in the Offering, and (iii) transferees of FHP, if FHP acquires in excess of 20% of the outstanding Common Stock solely through the transfer of shares unsubscribed in the Offering.

REGISTRATION RIGHTS

    The Management Investors have certain piggyback registration rights. Accordingly, if the Company proposes to register any of its Common Stock, whether or not for sale for its own account, with certain exceptions, the Company is required to notify the Management Investors and use its best efforts to include the shares of Common Stock requested to be included by them, provided that the Company may determine for any reason not to register such securities and shall be relieved of its obligation to use best efforts to effect registration of such securities. These registration rights are subject to rejection of such shares under certain circumstances by the underwriter of an underwritten offering and to a lock-up period to be determined by the Company and the underwriters, except as part of such underwritten offering. Approximately 228,000 shares of Common Stock are subject to such rights.

    Under the Standstill Agreement, FHP has certain shelf registration rights whereby at any time following one year after the Expiration Date, FHP may require the Company to file and maintain a shelf registration statement to effect the registration of Common Stock, if any, owned by FHP. FHP will also have registration rights to participate in certain underwritten public offerings by the Company. The number of shares of Common Stock subject to FHP's registration rights will depend on the number of shares not subscribed for in the Offering, but may not exceed 20% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

    Certain matters with respect to the validity of the issuance of Common Stock offered hereby and certain tax matters relating to the Offering are being passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement," which term encompasses all amendments, exhibits and schedules thereto), under the Securities Act, with respect to the Rights and the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference hereby is made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration

Statement, reference hereby is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement filed by the Company with the Commission, as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    Upon consummation of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission in accordance with the Commission's rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities and regional offices of the Commission referred to above.

    The Company intends to furnish its stockholders annual reports containing audited consolidated financial statements and an opinion thereon expressed by independent auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

    PacifiCare Holdings, FHP and PacifiCare have filed a joint proxy statement/prospectus on Schedule 14A (the "FHP Merger Proxy Statement," which term encompasses all amendments, exhibits, and schedules thereto), under Section 14(a) of the Exchange Act, with respect to the FHP Merger and certain other matters. PacifiCare Holdings is, and prior to the FHP Merger FHP and PacifiCare were, subject to the information requirements of the Exchange Act, and, in accordance therewith, will file or have filed reports and information with the Commission in accordance with the Commission's rules which may be obtained as described above.

    The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                           REFERENCE
                                                                                                         -------------
Independent Auditors' Report...........................................................................          F-2

Consolidated Balance Sheets, as of December 31, 1995 and 1996..........................................          F-3

Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996.............          F-4

Consolidated Statements of Stockholders' Deficit for the years ended December 31, 1994, 1995 and
  1996.................................................................................................          F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996.............          F-6

Notes to Consolidated Financial Statements.............................................................          F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

  Talbert Medical Management Holdings Corporation

    We have audited the accompanying consolidated balance sheets of Talbert Medical Management Holdings Corporation and its subsidiaries ("the Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Talbert Medical Management Holdings Corporation and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

    As more fully described in Note 1, the Company was part of FHP International Corporation ("FHP") and had no separate legal status or existence through December 31, 1995. The Company had various transactions with FHP, including various expense allocations, that are material in amount. The financial statements of the Company have been prepared from separate records maintained by the Company as well as from the combined records of FHP, and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an independent entity.

/s/ DELOITTE & TOUCHE LLP


Costa Mesa, California
April 4, 1997

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                              DECEMBER 31,
                                                                            1995       1996
                                                                          ---------  ---------
Cash and cash equivalents (Notes 1 and 2)...............................  $  --      $  41,212
Accounts receivable, net of allowance for doubtful accounts of $5,478
  and $7,292 at December 31, 1995, and 1996, respectively (Note 1)......      4,976      8,473
Receivables from FHP (Note 1)...........................................     --          2,791
Inventories (Note 1)....................................................      7,414      7,302
Deferred income taxes (Notes 1 and 6)...................................      6,434      8,771
Prepaid expenses and other current assets...............................      3,602      5,530
                                                                          ---------  ---------
    Total current assets................................................     22,426     74,079
Property and equipment, net (Note 3)....................................     --          8,075
Deferred rent...........................................................     --          3,995
Other assets............................................................        752        550
                                                                          ---------  ---------
    Total assets........................................................  $  23,178  $  86,699
                                                                          ---------  ---------
                                                                          ---------  ---------

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Accounts payable (Note 2)...............................................  $   8,693  $  12,121
Medical claims payable (Notes 1 and 4)..................................     12,831     15,538
Accrued salaries and employee benefits (Note 7).........................     19,055     21,113
Other current liabilities...............................................        485      2,255
Advances from FHP.......................................................     --         39,162
                                                                          ---------  ---------
    Total current liabilities...........................................     41,064     90,189
Deferred income taxes (Notes 1 and 6)...................................     --          1,934
Other liabilities.......................................................     --            113
                                                                          ---------  ---------
    Total liabilities...................................................  $  41,064  $  92,236
                                                                          ---------  ---------
Commitments and contingencies (Note 8)

Stockholders' deficit (Notes 2, 7, 9 and 10):
  Preferred Stock, $0.01 par value; 1,200,000 shares authorized; no
    shares outstanding at December 31, 1996.............................     --         --
  Common Stock, $0.01 par value; 15,000,000 shares authorized; issued
    and outstanding 3,000,000 shares at December 31, 1996...............     --             30
  Paid in capital.......................................................     --          5,922
  Deferred stock compensation expense (Notes 7 and 10)..................     --         (3,510)
  Retained deficit (Note 9).............................................    (17,886)    (7,979)
                                                                          ---------  ---------
    Total stockholders' deficit.........................................    (17,886)    (5,537)
                                                                          ---------  ---------
    Total liabilities and stockholders' deficit.........................  $  23,178  $  86,699
                                                                          ---------  ---------
                                                                          ---------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
Revenue (Note 1):
  Capitation from FHP........................................................  $  403,787  $  419,471  $  379,740
  Copayments, fee for service and other......................................      52,000      76,228      80,806
                                                                               ----------  ----------  ----------
    Total revenue............................................................     455,787     495,699     460,546
Expenses (Notes 1, 2, 5 and 7):
  Affiliated medical services................................................     162,385     173,417     136,672
  Purchased medical services.................................................     104,755     121,570     109,750
  Dental services............................................................      26,528      31,379      27,478
  Optometry, pharmacy, and other primary health care services................      87,967     102,412     105,415
  Clinic operations..........................................................      79,446      85,585      63,509
                                                                               ----------  ----------  ----------
    Total cost of health care................................................     461,081     514,363     442,824
  Marketing, general and administrative......................................      22,387      29,698      31,479
                                                                               ----------  ----------  ----------
Operating loss...............................................................     (27,681)    (48,362)    (13,757)
Interest income..............................................................      --          --           1,691
                                                                               ----------  ----------  ----------
Loss before income tax benefit...............................................     (27,681)    (48,362)    (12,066)
Income tax benefit (Notes 1 and 6)...........................................     (11,349)    (19,754)     (4,087)
                                                                               ----------  ----------  ----------
      Net loss...............................................................  $  (16,332) $  (28,608) $   (7,979)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

Loss per common and common equivalent share (Note 2).........................  $    (5.45) $    (9.55) $    (2.66)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
             (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF COMMON SHARES)

                                               NUMBER OF                                             RETAINED      TOTAL
                                                 COMMON       COMMON      PAID IN      DEFERRED      EARNINGS   STOCKHOLDERS'
                                                 SHARES        STOCK      CAPITAL    COMPENSATION   (DEFICIT)     DEFICIT
                                              ------------  -----------  ----------  -------------  ----------  ------------
BALANCE AT JANUARY 1, 1994                         --           --           --           --        $  (10,765)  $  (10,765)
Transfer of net deficit related to the
  Company's Arizona and New Mexico
  operations as of July 1, 1994 (Notes 1 and
  2)........................................       --           --           --           --            (6,824)      (6,824)
Net change in stockholders' deficit arising
  from intercompany transactions (Note 2)...       --           --           --           --            15,808       15,808
Net loss....................................       --           --           --           --           (16,332)     (16,332)
                                              ------------       -----   ----------  -------------  ----------  ------------
BALANCE AT DECEMBER 31, 1994                       --           --           --           --           (18,113)     (18,113)
Net change in stockholders' deficit arising
  from intercompany transactions (Note 2)...       --           --           --           --            28,835       28,835
Net loss....................................       --           --           --           --           (28,608)     (28,608)
                                              ------------       -----   ----------  -------------  ----------  ------------
BALANCE AT DECEMBER 31, 1995                       --           --           --           --           (17,886)     (17,886)
Issuance of Common Stock (Note 10)..........    10,000,000   $     100       --           --            --              100
Retroactive restatement of the effect of
  one-for-3.33 reverse stock split (Note
  10).......................................    (7,000,000)        (70)  $       70       --            --           --
Capital contribution by FHP (Note 9)........       --           --            5,055       --            --            5,055
Assumption of liabilities by FHP (Note 9)...       --           --           12,831       --            --           12,831
Recapitalization of the Company by FHP (Note
  9)........................................       --           --          (17,886)      --            17,886       --
Stock compensation expense from capital
  contribution (Note 10)....................       --           --            5,092    $  (3,054)       --            2,038
Stock compensation expense from common stock
  option grant (Note 7).....................       --           --              760         (456)       --              304
Net loss....................................       --           --           --           --            (7,979)      (7,979)
                                              ------------       -----   ----------  -------------  ----------  ------------
BALANCE AT DECEMBER 31, 1996                     3,000,000   $      30   $    5,922    $  (3,510)   $   (7,979)  $   (5,537)
                                              ------------       -----   ----------  -------------  ----------  ------------
                                              ------------       -----   ----------  -------------  ----------  ------------

          See accompanying Notes to Consolidated Financial Statements.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1994        1995       1996
                                                                                 ----------  ----------  ---------
OPERATING ACTIVITIES:
  Net loss.....................................................................  $  (16,332) $  (28,608) $  (7,979)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization..............................................      --          --          1,292
    Increase in allowance for doubtful accounts................................         368          92      1,814
    Deferred income taxes......................................................        (632)       (646)      (403)
    Deferred stock compensation expense........................................      --          --          2,342
    Effect on cash of changes in operating assets and liabilities
      Accounts receivable......................................................      (1,212)     (1,439)    (5,311)
      Accounts receivable from FHP.............................................      --          --         (2,791)
      Inventories..............................................................      (1,813)        412        112
      Prepaid expenses and other current assets................................        (715)      1,613     (1,928)
      Deferred rent............................................................      --          --         (3,995)
      Other assets.............................................................         (18)       (123)       202
      Accounts payable.........................................................        (408)      2,024      3,428
      Medical claims payable...................................................       2,594       1,055     15,538
      Accrued salaries and employee benefits...................................       1,909      (2,902)     2,058
      Other liabilities........................................................         451        (313)     1,883
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) operating activities............................     (15,808)    (28,835)     6,262
                                                                                 ----------  ----------  ---------

INVESTING ACTIVITIES--Purchase of property and equipment.......................      --          --         (9,367)
                                                                                 ----------  ----------  ---------
FINANCING ACTIVITIES:
  Issuance of common stock.....................................................      --          --            100
  Advances from FHP............................................................      15,808      28,835     39,162
  Capital contribution by FHP..................................................      --          --          5,055
                                                                                 ----------  ----------  ---------
Net cash provided by financing activities......................................      15,808      28,835     44,317
                                                                                 ----------  ----------  ---------
Net increase in cash and cash equivalents......................................      --          --         41,212
Cash and cash equivalents, at beginning of period..............................      --          --         --
                                                                                 ----------  ----------  ---------
Cash and cash equivalents, at end of period....................................  $   --      $   --      $  41,212
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

Supplemental cash flow information:
Non-cash transactions:
  Transfer of net deficit related to the Company's Arizona and New Mexico
    operations as of July 1, 1994 (Notes 1 and 2)..............................  $   (6,824)     --         --
                                                                                 ----------
                                                                                 ----------
  Recapitalization of the Company by FHP--Assumption of medical claims payable
    by FHP (Note 9)............................................................      --          --      $  12,831
                                                                                                         ---------
                                                                                                         ---------
  Deferred stock compensation expense charged to paid in capital (Note 10).....      --          --      $   5,852
                                                                                                         ---------
                                                                                                         ---------

          See accompanying Notes to Consolidated Financial Statements.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Talbert Medical Management Holdings Corporation ("TMMHC", and with its subsidiaries, the "Company") through its subsidiaries Talbert Medical Management Corporation ("TMMC") and Talbert Health Services Corporation ("THSC"), organizes and manages physician and dentist practice groups that contract with HMOs and other payors to provide health care services to their members. Under long-term management services agreements with its affiliated practice groups (the "Talbert Medical Groups"), the Company provides management systems and services, nonphysician health care personnel, facilities and equipment to the Talbert Medical Groups in return for a reimbursement of certain clinic operations costs, plus a management fee based on the Talbert Medical Groups' revenues net of certain reimbursed clinic operations costs, except for the California Medical Group, where TMMC receives a management fee based on gross revenues. Pharmacy, radiology, optometry, laboratory, home health, hospice, rehabilitation and physical therapy services are also available through contracts with THSC.

    TMMC, THSC and the Talbert Medical Groups were organized in 1995 in connection with the restructuring of FHP International Corporation ("FHP"), which included the transformation of FHP's staff model operations into a contracted care model operation. The Talbert Medical Groups were organized as professional corporations in the various states (except in New Mexico) in which FHP's staff model operations were located to employ the physicians, dentists and other health care professionals formerly employed by FHP. In New Mexico, TMMC directly employs physicians and effectively acts as the Talbert Medical Group for that state. TMMC was formed to provide management services to the Talbert Medical Groups, and THSC was organized to provide certain ancillary clinical services. TMMC and THSC were incorporated on September 15, 1995 and December 6, 1995, respectively. TMMC, THSC and the Talbert Medical Groups effectively commenced their operations on January 1, 1996. TMMHC was organized in November 1996 to serve as a holding company for TMMC and THSC following their separation from FHP in connection with the merger of FHP and PacifiCare Health Systems, Inc., et. al. ("PacifiCare") as discussed below.

    Prior to July 1, 1994, FHP's operations in Arizona and New Mexico were not a part of the Company's staff model operations. Accordingly, their respective financial position and results of operations for all periods prior to July 1, 1994 have been omitted from the accompanying consolidated statement of operations and balance sheet data. At July 1, 1994 FHP's operations in Arizona and New Mexico were merged with the Company's staff model operations. On July 1, 1994 net liabilities of $6,824,000 were contributed to the Company relating to FHP's operations in those states. In the normal course of business, the staff model operations had various transactions with FHP and its direct subsidiaries that are material in amount. The accompanying consolidated financial statements of the staff model operations have been prepared from separate records maintained by subsidiaries of FHP. These statements also reflect key assumptions regarding the allocation of certain FHP overhead expense items and certain balance sheet accounts where separate records were not utilized (Note 2). The accompanying consolidated historical financial statements of the staff model operations may not necessarily be indicative of the conditions that would have existed if the staff model operations had operated as an independent entity.

    MERGER OF FHP AND PACIFICARE HEALTH SYSTEMS, INC. (SUBSEQUENT EVENTS)

    On August 4, 1996, FHP entered into an Agreement and Plan of Reorganization, as amended and restated, (the "Merger Agreement"), by and among FHP, PacifiCare and the other parties named therein.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Pursuant to the Merger Agreement, FHP became a wholly-owned subsidiary of PacifiCare Holdings (as defined herein) on February 14, 1997 (the "Effective Time").

    In connection with the merger between FHP and PacifiCare, FHP sold its 92.4% of the common stock of TMMC and THSC to TMMHC in exchange for transferable rights to acquire 92.4% of the common shares of the Company for $21.50 per share, plus a note for $59,598,000 (the "Talbert Note"). The rights are expected to be distributed to the stockholders of FHP. FHP stockholders will receive one right for every 21.19154 shares of FHP common stock and one right for every
26.27752 shares of FHP preferred stock. Rights holders may purchase one share of the Company's Common Stock with each right and also may subscribe for additional shares of the Company's Common Stock under certain circumstances (the "Offering"). The maximum number of shares to be issued is 2,772,000. If fully subscribed, the Company expects to receive $59,598,000 from the Offering, which will be used to retire the Talbert Note. The Company will sell to FHP any shares of common stock unsubscribed in the offering in exchange for cancellation of any remaining indebtedness under the Talbert Note. In connection with the creation of TMMC and THSC, twelve individuals, then all FHP or TMMC executives (the "Management Investors"), purchased, at fair market value, 7.6% of the outstanding shares of TMMC's common stock and 7.6% of the outstanding shares of THSC's common stock (the "Management Shares") for an aggregate consideration of $8,000 pursuant to a Stock Purchase Agreement among FHP, TMMC, THSC and the Management Investors (the "Management Stock Purchase Agreement"). The Management Investors exchanged their Management Shares in TMMC and THSC for 7.6% of the common shares of TMMHC in connection with TMMHC's acquisition of 92.4% of the common stock of TMMC and THSC from FHP. As a result of these transactions (collectively the "Acquisition") TMMC and THSC became wholly-owned subsidiaries of TMMHC in a transaction accounted for similar to a pooling of interests.

    If the Offering is not fully subscribed, the unsubscribed portion of the Common Stock will be reacquired by FHP (and, therefore indirectly by the holding company that acquired 100% of FHP and PacifiCare as a result of the FHP Merger ("PacifiCare Holdings")). The Company and FHP have entered into a standstill agreement with respect to any Common Stock obtained by FHP following the Acquisition (the "Standstill Agreement"). The Standstill Agreement provides, among other restrictions, that if FHP reacquires 20% or less of the Company's outstanding Common Stock in exchange for cancellation of indebtedness under the Talbert Note, FHP (i) will vote its shares of Common Stock in accordance with the votes of the non-FHP stockholders, (ii) will be subject to certain restrictions with respect to its ability to solicit proxies, make acquisition proposals, become a member of a "group" (as defined in federal securities laws), or otherwise use its holdings of Common Stock to seek to exercise control over the Company's management, and (iii) will be entitled to certain shelf registration rights and the right to participate in future registrations by the Company. These provisions of the Standstill Agreement, among others, will not apply if FHP reacquires more than 20% of the Common Stock of the Company after the consummation of the Offering.

    In November 1996, the Company renegotiated its provider contracts with FHP pursuant to the terms of the FHP Merger Agreement. This resulted in a decrease in capitated rates which, if such rates had been in effect during the year ended December 31, 1996, would, on an unaudited pro forma basis, have resulted in reducing the Company's revenue by $39,290,000 and increasing total cost of health care by $7,296,000.

    Just prior to the Acquisition, FHP contributed $67,000,000 to TMMC which resulted in a stockholders' equity balance of approximately $60,000,000 at the Effective Time (the "Capital Contribution"). Immediately following the Acquisition, the Company settled amounts due to FHP of approximately $23 million to reimburse FHP for medical service and other costs paid on behalf of the Company.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Concurrently with the FHP Merger, the Company, FHP and PacifiCare Holdings
entered into the Interim Operations Agreement to govern certain aspects of the Company's operations during the period between the time of the closing of the FHP Merger and the completion of the Offering. The Interim Operations Agreement provided for the election of two PacifiCare Holdings nominees to the Board of Directors of the Company to serve until the completion of the Offering. In addition, the Interim Operations Agreement places certain restrictions on the operations of the Company without the consent of PacifiCare Holdings until the completion of the Offering.

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements of the Company include the accounts of TMMC, THSC and the Talbert Medical Groups. TMMC has direct or indirect unilateral and perpetual control over the assets and non-medical operations of the Talbert Medical Groups by means other than owning the majority of voting stock. TMMC and the Talbert Medical Groups have entered into 20-40 year practice management agreements with provisions for extensions under certain circumstances. Because of control by means other than equity ownership, consolidation of the Talbert Medical Groups is necessary to present fairly the financial position and results of operations of TMMC. Control by TMMC is perpetual rather than temporary because of: (i) the length of the original terms of the management and other agreements; (ii) the successive extension period provided by the agreements; (iii) the continuing investment of capital by TMMC;
(iv) the employment of the majority of nonphysician personnel by TMMC; (v) the nature of the services provided to the Talbert Medical Groups by TMMC and (vi) the provisions of a Share Control Agreement entered into by each Talbert Medical Group shareholder and TMMC. The terms of the Share Control Agreement require the shareholder: (i) to elect to the board of directors of the Talbert Medical Groups only persons approved by TMMC; (ii) to obtain written consent from TMMC to approve or authorize any merger, consolidation or other reorganization, sale of assets, or sale of common stock of the Talbert Medical Groups; and (iii) to give a right to purchase any or all shares of the Talbert Medical Groups to a person designated by TMMC.

    All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company has elected a fiscal year ending December 31.

    REVENUE RECOGNITION AND HEALTH CARE COSTS

    The Talbert Medical Groups have contracts with various managed care organizations to provide physician services based on negotiated fee schedules. Under various contracts with HMOs, capitation payments are received to cover all physician services needed by the HMO members. During the years ended December 31, 1994, 1995 and 1996, the Company received nearly all of its capitated revenue from FHP's subsidiaries. Capitation payments are recognized as revenue on the accrual basis, and represent approximately 89%, 85% and 83% of the Company's net revenue for the years ended December 31, 1994, 1995 and 1996, respectively. The Company's remaining revenues are largely derived from copayments and fee for service from such capitated enrollees.

    Revenues from hospital incentive funds are included in the Statement of Operations under "Copayments, fee for service and other." Hospital shared risk incentive programs are based on actual bed-day utilization against a negotiated bed-day budget. If the actual bed-day utilization is favorable to the bed-day budget, a predetermined dollar amount per day is contributed by the hospital to the hospital incentive fund. The residual in the incentive fund typically is shared equally between the hospital and the Company.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Net revenue includes reserves for professional fee adjustments and is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Non-capitated revenue under certain third-party payor agreements, which is not material in relation to the Company's statement of operations, is subject to future audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes its reserves for final third-party payor settlements are adequate.

    Health care costs are recorded in the period when services are provided to HMO members, including the recognition of costs for accrued medical claims attributable to services provided by specialty care physicians and ancillary provider services. The accrued medical claims costs include referrals for outside medical services not provided within the Medical Centers that have been authorized by the Talbert Medical Group's physicians and have not yet been paid, as well as an estimate of costs for covered medical benefits incurred by enrollees but not yet reported by the providers. Medical claims are not due and payable until the outside provider has presented the claim, which may take 30 to 60 business days from the date of service. Upon receipt of the claim the Company typically pays the claim within 30 to 45 business days. Until the actual claim is received and paid, the Company estimates its medical claims liability based upon the anticipated cost for actual out of clinic referrals to the provider specialist authorized by the Company's utilization management program, plus an estimate of unknown provider specialty occurrences based upon historical utilization patterns of the Company's enrollees. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any resulting adjustments are reflected in current operations. While the ultimate amount of claims and the related expenses paid are dependent on future developments, management is of the opinion that the liability for medical claims payable is adequate to cover such medical claims and expenses (Note 4). The Company's medical malpractice liability coverage currently provides professional liability insurance in the amount of $2,000,000 per claim, and $12,000,000 in the aggregate per policy year for each of the Talbert Medical Groups.

    CASH EQUIVALENTS

    The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value based on their short-term maturity.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of premiums receivable from FHP.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's consolidated balance sheet includes the following financial instruments: cash and cash equivalents, accounts receivable and accounts payable. The Company considers the carrying amounts of current assets and liabilities in the consolidated financial statements to approximate the fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECEIVABLES FROM FHP

    Receivables from FHP at December 31, 1996 of $2,791,000 are comprised of accrued hospital incentives.

    ADVERTISING COSTS

    Advertising costs, which have not been significant, are expensed when incurred.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method. The principal components of inventories are as follows (amounts in thousands):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------
Pharmacy...................................................................  $   5,400  $   4,967
Optometry..................................................................      1,368      1,436
Other......................................................................        646        899
                                                                             ---------  ---------
                                                                             $   7,414  $   7,302
                                                                             ---------  ---------
                                                                             ---------  ---------

    INCOME TAXES

    The Company utilizes the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax law and rates. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled.

    The results of the operations of TMMC, THSC and the Talbert Medical Groups are included in the consolidated federal and state income tax returns of FHP. A tax allocation has been made to the Company in accordance with the method utilized by FHP's consolidated group. Under this method, the tax expense of the group is allocated to its members based on the members' profit or loss, including the recording of benefits for tax losses utilized in the consolidated groups tax return. Upon separation from FHP, the Company will likely not be able to recognize tax benefits from losses because it is not certain when the Company will generate sufficient taxable income to realize such benefits. Furthermore, had the Company's accounting for income taxes been performed utilizing the separate return basis for the year ended December 31, 1996, the Company would have recorded a valuation allowance equal to the tax benefit of $4,087,000. For the year ended December 31, 1996 such adjustment would have resulted in a pro forma net loss and net loss per common and common equivalent share of $12,066,000 and $4.03, respectively.

    The Company and FHP have entered into a Tax Allocation Agreement that provides for FHP, among other things, to file all tax returns with respect to, and to pay all taxes imposed upon or attributable to, FHP and its affiliates for all taxable periods, including the taxes incurred in connection with the Offering. The Company has agreed, among other things, to file all tax returns with respect to the Company for all taxable periods beginning after the Effective Time and to pay all taxes imposed upon or attributable to the Company for all taxable periods ending after the Acquisition. The Company will indemnify FHP against

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) any adverse adjustment, or receive from FHP the benefit of any favorable adjustment, of an FHP return to the extent that the adjustment (i) relates to a taxable period prior to the Acquisition, (ii) arises out of the Company's activities, and (iii) when combined with all other such adjustments that, in the aggregate, exceed $2 million, but does not exceed $4 million. The Company and FHP will share equally the liability for, or the benefit of, such adjustments to the extent they exceed $4 million. The Tax Allocation Agreement will become effective only if, upon completion of the Offering, FHP owns less than 50% of the outstanding shares of Common Stock.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization, are provided principally by the straight-line method over the estimated useful lives of the respective classes of assets (three to ten years). Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

    ACCOUNTING FOR LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." As permitted by SFAS 121, the Company elected to adopt the statement as of December 31, 1995. In accordance with SFAS 121, long-lived assets to be held will be reviewed for events or changes in circumstances that would indicate that the carrying value may not be recoverable. The adoption of SFAS 121 had no effect on the consolidated financial statements for fiscal year 1995.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for non-employee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

    Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock-based transactions (Note 7).

    PER SHARE CALCULATIONS

    The per common and common equivalent share calculations have been computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the periods. Common share equivalents included in determining loss per share include shares issuable upon exercise of stock options.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 4:D, stock options granted during the twelve-month period prior to the date of the initial filing of the Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method (considering the assumed proceeds from the stock options and the number of shares that could have been repurchased using the estimated initial public offering price) as if the shares were outstanding for all periods presented, even if the impact of the incremental shares is anti-dilutive.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (SFAS 128) which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share and requires the disclosure of basic and diluted earnings per share. For the year ended December 31, 1996, the amount reported as net income per common and common equivalent share is not materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS 128.

    USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal areas requiring the use of estimates include: the allocation of financial statement amounts between the Company and FHP (Note 2), determination of allowances for doubtful accounts receivable, and determination of medical claims payable.

    MANAGEMENT PLANS

    The Company has experienced operating losses, negative cash flows and a working capital deficiency. Management plans to stabilize the Company's financial condition through revenue enhancement plans and cost reduction efforts. Management's revenue enhancement plans focus on attracting new Medicare and commercial enrollees by entering into provider agreements with payors other than FHP. Declining enrollment has created excess health care service capacity and the Company believes additional revenue opportunities can be achieved with relatively lower allocated incremental cost. Management anticipates that independence from FHP will make the Talbert Medical Groups more accessible to other payors and new capitated enrollees. In addition, management intends to continue its efforts to reduce operating and overhead costs. The Company's cost reduction efforts focus primarily on continuing improvements in the cost of health care and controlling general and administrative costs, including the implementation of a new physician compensation system. The Company also expects to reduce costs by converting to self-insurance for employees' health insurance as well as converting the Company's annual contribution under its employee stock ownership plan to a performance basis. Contributions will be made only if the Company meets its financial goals. The Company also intends to further reduce costs by improving its use of outside specialists and by renegotiating its specialty provider contracts. Management believes that these plans will provide sufficient additional cash flow to maintain the Company's operations for the next several years.

NOTE 2--ASSUMPTIONS RELATED TO THE HISTORICAL FINANCIAL STATEMENTS OF THE
COMPANY

    The accompanying consolidated financial statements as of and for the periods prior to January 1, 1996 reflect the assets, liabilities, revenues and expenses that were directly related to the continuing operations

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 2--ASSUMPTIONS RELATED TO THE HISTORICAL FINANCIAL STATEMENTS OF THE COMPANY (CONTINUED) of the Company as they were operated by FHP. FHP's historical cost basis of the assets and liabilities has been carried over to the Company. In cases involving liabilities and expenses not specifically identifiable to any particular business of FHP, certain allocations were made to reflect the future and ongoing operations of the Company. These allocations were based on a variety of factors which management believes provide a reliable basis for the accompanying consolidated financial statements and include the following:

    1. Prior to July 1, 1994, Arizona and New Mexico operations were not a part of the Company's staff model operations and their respective financial position, results of operations, and cash flows for all periods prior to July 1, 1994 have been omitted from the accompanying consolidated financial statements.

    2. No cash balances are recorded as part of these historical financial statements as it was the practice of FHP not to maintain separate cash balances for the businesses.

    3. The Company determined its proportionate share of expenses incurred by FHP on a company-wide basis and used such amounts as a basis to determine its applicable accounts payable balances.

    4. The net change in stockholders' deficit arising from intercompany transactions, as reflected in the consolidated statements of stockholder's deficit, includes (i) the aggregate intercompany allocations of costs and expenses incurred by the Company and paid by FHP and (ii) cash generated by the Company and collected by FHP, during the periods presented. The net change in stockholders' deficit arising from intercompany transactions also includes all liabilities of the Company that are not separate legal obligations of the Company, such as income taxes payable and employee benefit plan obligations that are legal obligations of FHP, but have been charged to the Company. The amounts advanced to FHP by the Company were offset primarily against retained earnings on January 1, 1996 in conjunction with the recapitalization of the Company. (Note 9)

    5. The Company bears no expense for the cost of services related to the hospitalization of members, which risk is retained by FHP. Accordingly, the Company's financial statements include only physician-related costs, for which it has been and continues to be responsible. In the future the Company may assume hospital risk under certain circumstances when the Company believes it can make sufficient improvement in utilization to warrant such risk.

    6. The historical financial statements include the costs of management information services and certain administrative and overhead activities provided to the Company by FHP. Such costs were based on FHP's actual costs allocated on a per enrollee basis. Management believes that such amounts approximate the cost of similar services obtained from an independent party.

    7. The historical retained earnings of the FHP staff model at December 31, 1990 was utilized in the preparation of the Company's historical balance sheet at that date. Such balance has been adjusted annually to reflect the net change in stockholders' deficit arising from intercompany transactions and the net loss of the Company since that date.

    8. The historical financial statements include the cost of using the Talbert Medical Centers and related equipment, furniture and fixtures owned or leased by FHP during all periods presented. Management believes such usage cost is a reasonable approximation of the cost of renting similar facilities, equipment, furniture and fixtures from an independent party.

    9. Loss per common and common equivalent share was computed assuming that the Company's capital structure subsequent to the Offering was in place for the years ended December 31, 1994,

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 2--ASSUMPTIONS RELATED TO THE HISTORICAL FINANCIAL STATEMENTS OF THE COMPANY (CONTINUED)
       1995 and 1996. As such, the loss per share calculation assumes 2,996,104 common shares outstanding for each of the periods presented.

NOTE 3--PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (amounts in thousands):

                                                                                                      DECEMBER 31,
                                                                                                          1996
                                                                                                      -------------
Furniture, fixtures and equipment...................................................................    $   1,955
Computer equipment..................................................................................        5,290
Leasehold improvements..............................................................................        2,122
                                                                                                           ------
                                                                                                            9,367
Less accumulated depreciation and amortization......................................................       (1,292)
                                                                                                           ------
    Property and equipment, net.....................................................................    $   8,075
                                                                                                           ------
                                                                                                           ------

    The Company historically used fixed assets owned or leased by FHP, and will lease or sublease such assets following its separation from FHP (Note 5) . Subsequent to commencing operations on January 1, 1996, the Company began purchasing certain types of fixed assets, including furniture, fixtures and equipment for certain facilities occupied after January 1, 1996.

NOTE 4--MEDICAL CLAIMS PAYABLE

    Activity in the liability for medical claims payable is summarized below (amounts in thousands):

                                                BALANCE    CLAIMS INCURRED     CLAIMS PAID      BALANCE
                                               BEGINNING      DURING THE        DURING THE      END OF
                                               OF PERIOD        PERIOD            PERIOD        PERIOD
                                              -----------  ----------------  ----------------  ---------
Year ended December 31, 1994................   $   6,646      $   45,972        $  (40,842)    $  11,776
Year ended December 31, 1995................   $  11,776          51,803           (50,748)    $  12,831(1)
Year ended December 31, 1996................   $  --    (1)        76,958          (61,420)    $  15,538

------------------------

(1) The unpaid balance of $12,831 at December 31, 1995 was assumed by FHP as part of the recapitalization of the Company on January 1, 1996 (Note 9).

NOTE 5--LEASES

    TMMC and FHP have entered into a Real Estate and Equipment Master Transfer Agreement (the "Master Lease Agreement") to provide for the lease, sublease or assignment by FHP to TMMC of facilities and equipment used by the Talbert Medical Groups that are either owned or leased by FHP. The leases are accounted for as operating leases. The Company and FHP have agreed to certain amendments of the Master Lease Agreement, which include (i) the extension, at prevailing market rates, of the existing terms of the individual leases to December 31, 2005, with the exception of leases with respect to up to 90,000 square feet (of a total of approximately 472,000 square feet) that the Company may elect not to renew; (ii) two five-year extension options at prevailing market rates, exercisable solely at the Company's discretion; (iii) a right of first offer for the Company to purchase the furniture, fixtures and equipment subject to the Master Lease Agreement ("FF&E"). The parties have also agreed to enter into a separate lease agreement with respect to FF&E that will expire on December 31, 2000. The Company has also

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 5--LEASES (CONTINUED)
entered into leases with third parties and has assumed the obligations of FHP under certain other leases with third parties. Future minimum annual rental commitments under lease obligations are as follows (amounts in thousands):

                                                                 MASTER LEASE  OTHER LEASES    TOTAL
                                                                 ------------  ------------  ----------
Years ending December 31:
  1997.........................................................   $   18,518    $    2,690   $   21,208
  1998.........................................................       16,774         2,709       19,483
  1999.........................................................       15,143         2,703       17,846
  2000.........................................................       13,562         2,626       16,188
  2001.........................................................        9,848         2,241       12,089
  Remainder....................................................       30,800         9,185       39,985
                                                                 ------------  ------------  ----------
Total operating lease commitments..............................   $  104,645    $   22,154   $  126,799
                                                                 ------------  ------------  ----------
                                                                 ------------  ------------  ----------

NOTE 6--INCOME TAX BENEFIT

    The components of the income tax benefit are summarized as follows (amounts in thousands):

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                         1994        1995        1996
                                                                      ----------  ----------  ----------
Current:
  Federal...........................................................  $   (8,427) $  (14,899) $   (2,854)
  State.............................................................      (2,290)     (4,209)       (830)
                                                                      ----------  ----------  ----------
Total current benefit...............................................     (10,717)    (19,108)     (3,684)
                                                                      ----------  ----------  ----------
Deferred:
  Federal and state.................................................        (632)       (646)       (403)
                                                                      ----------  ----------  ----------
Total income tax benefit............................................  $  (11,349) $  (19,754) $   (4,087)
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    The income tax benefit differs from the amount of tax determined by applying the federal statutory rate to loss before income taxes. The components of this difference are summarized as follows (amounts in thousands, except percentages):

                                                                             YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------------------
                                                             1994                      1995                      1996
                                                   ------------------------  ------------------------  ------------------------
                                                    AMOUNT       PERCENT      AMOUNT       PERCENT      AMOUNT       PERCENT
                                                   ---------  -------------  ---------  -------------  ---------  -------------
Tax benefit from net losses at federal statutory
  tax rate.......................................  $  (9,688)          35%   $ (16,926)          35%   $  (4,223)          35%
State tax benefit, net of federal tax............     (1,661)           6       (2,828)           6         (613)           5
Non-deductible stock compensation expense........     --           --           --           --              749           (6)
                                                                       --                        --                        --
                                                   ---------                 ---------                 ---------
Total income tax benefit.........................  $ (11,349)          41%   $ (19,754)          41%   $  (4,087)          34%
                                                                       --                        --                        --
                                                                       --                        --                        --
                                                   ---------                 ---------                 ---------
                                                   ---------                 ---------                 ---------

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 6--INCOME TAX BENEFIT (CONTINUED)
    The tax effects of significant items comprising the Company's net deferred tax assets are as follows (amounts in thousands):

                                                                                  DECEMBER 31,
                                                                       -----------------------------------
                                                                         1994       1995         1996
                                                                       ---------  ---------  -------------
Deferred tax assets-reserves and accruals not currently deductible...  $   5,788  $   6,434    $   8,771
Deferred tax liabilities-difference between book and tax deduction
  allowable under operating leases...................................     --         --           (1,934)
                                                                       ---------  ---------       ------
    Net deferred tax assets..........................................  $   5,788  $   6,434    $   6,837
                                                                       ---------  ---------       ------
                                                                       ---------  ---------       ------

    Management believes that it is more likely than not that sufficient future taxable income will be generated to recover its deferred tax assets. Accordingly, no valuation allowance is deemed necessary in any of the periods presented.

NOTE 7--EMPLOYEE BENEFITS

    FHP has certain benefit plans in which the Company's employees are currently participating. FHP has two tax-qualified retirement plans: a Money Purchase Pension Plan ("MPPP") and an Employee Stock Ownership Plan with Code section 401(k) and employer matching contribution features ("ESOP"). Following the separation from FHP, the Company intends to establish a money purchase pension plan that will be virtually identical to FHP's MPPP. The Company's Money Purchase Pension Plan (the "Money Purchase Pension Plan") is intended to be a tax-qualified retirement plan that satisfies the requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. The Money Purchase Pension Plan will be frozen both as to contributions as well as to participation. The account balances under the FHP MPPP attributable to employees of the Company will be transferred to the Money Purchase Pension Plan. The accounts of each participant under the Plan will be 100% vested. In general, accounts will be distributable upon a participant's termination from employment. With respect to the ESOP, the Company will establish its own plan and trust which are substantially the same as FHP's ESOP and its related trust. Following the separation from FHP, the account balances under FHP's ESOP which are attributable to employees of the Company will be transferred to the new plan and trust to be established by the Company.

    Under the provisions of the FHP plans, FHP contributed into trusts for the benefit of employees an amount equal to 12% of eligible annual compensation, as defined, of all plan participants. Effective January 1, 1995, the contribution rate was reduced to 8% of eligible annual compensation, as defined. Effective January 1, 1996 the contribution rate was further reduced to 2% of eligible annual compensation. Participants do not vest until they have completed five years of service with the Company. Nonvested contributions, which are forfeited upon an employee's termination, are treated as a reduction in the amount of FHP's contribution. The combined contribution expenses for the Company's employees for the MPPP and ESOP were $15,611,000, $10,246,000, and $15,745,000 for the years ended December 31, 1994, 1995 and 1996 respectively.

    Following the separation from FHP, the Company intends to establish a Deferred Compensation Plan (the "Deferred Compensation Plan") that will be virtually identical to FHP's deferred compensation plan. Accordingly, the Deferred Compensation Plan will be a nonqualified deferred compensation plan and will permit the Company's non-employee directors and a select group of management or highly compensated

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 7--EMPLOYEE BENEFITS (CONTINUED)
employees to elect to defer compensation under the Deferred Compensation Plan. The Deferred Compensation Plan will permit a minimum deferral of 3% with respect to salaries (or, with respect to bonuses, 1%) and a maximum deferral of 50% with respect to salaries (or, with respect to bonuses, 100%). The Deferred Compensation Plan will also permit discretionary employer contributions. Amounts deferred under the Deferred Compensation Plan will be credited to accounts established and maintained for each participant.

    The compensation deferral account of each participant will be 100% vested. The employer contribution account of each participant will be subject to a five-year "cliff" vesting schedule, but will become 100% vested in the event of a change-of-control (as defined under the Deferred Compensation Plan).

    The Company's Deferred Compensation Plan will provide for the same distribution options as under FHP's Deferred Compensation Plan including: (i) short-term payout option, (ii) retirement benefit, (iii) termination distribution, (iv) survivor benefit and (v) withdrawal election.

    The 1996 Stock Incentive Plan (the "Plan") was adopted by the Board of Directors and approved by FHP in November 1996. The Plan replaces the substantially similar plan established by TMMC. Under the Plan, the Company is authorized to grant up to 180,000 shares of common stock options, stock appreciation rights, restricted stock awards, performance share awards, stock bonuses, or non-employee director options to any officer, non-employee director or key employee of the Company.

    The Board of Directors granted 70,350 options to employees and non-employee directors under the TMMC plan as of September 17, 1996 with an exercise price of $29.17 per share. These options have been converted into Plan options. The Plan options granted to management vest at the rate of 20% per year beginning on the first anniversary of the grant date. The non-employee director stock options vest at the rate of 25% on the later of 90 days after the award date or 60 days after the listing of the Common Stock on a national security exchange or quotation system, and 25% on each anniversary of the grant date for the first three anniversaries of the grant date.

    On November 21, 1996, the Company issued options to acquire 39,636 shares of common stock to certain officers with an exercise price of $10.00 per share. The options vest at the rate of 40% on the date of commencement of trading of the Common Stock on Nasdaq and 15% each on January 1 from 2000 through 2003. Based on a value of $29.17 per share on the date of grant, the Company will recognize approximately $760,000 of stock compensation expense (before income tax benefit).

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 7--EMPLOYEE BENEFITS (CONTINUED)
    The following is a summary of the activity in the Plan for the year ended December 31, 1996.

                                                                                  DECEMBER 31, 1996
                                                                             ----------------------------
                                                                                        WEIGHTED AVERAGE
                                                                              SHARES     EXERCISE PRICE
                                                                             ---------  -----------------
Outstanding at beginning of year...........................................          0         --
Granted....................................................................    109,986      $   22.26
Exercised..................................................................     --             --
Forfeitures................................................................     --             --
                                                                             ---------         ------
Outstanding at end of year.................................................    109,986      $   22.26
                                                                             ---------         ------
                                                                             ---------         ------
Options exercisable at year end............................................     15,854
                                                                             ---------
                                                                             ---------

                                           NUMBER OUTSTANDING       WEIGHTED AVERAGE
                                             AT DECEMBER 31,      REMAINING CONTRACTUAL    WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                          1996                    LIFE              EXERCISE PRICE
-----------------------------------------  -------------------  -------------------------  -----------------
$8.00-$13.50.............................          39,636                       8              $   10.00
$13.75-$20.50............................          --                      --                     --
$20.75-$31.25............................          70,350                       6                  29.17
                                                  -------
                                                  109,986                     6.7              $   22.26
                                                  -------
                                                  -------

    The estimated fair value of options granted during 1996 was $29.17 per share. The Company applies APB Opinion No. 25 in accounting for its stock options. Accordingly, no compensation expense has been recognized for its stock based compensation plan other than in respect of those options which vested on December 31, 1996. Had compensation expense for the Company's Stock Incentive Plan been determined on the fair value at the grant dates for awards under the plan consistent with the method of FASB 123, the Company's net loss and loss per common and common equivalent share for the year ended December 31, 1996 would have been increased to the pro forma amounts indicated below:

Net loss to common stockholders
  As reported..................................................  $(7,979,000)
  Pro forma....................................................  $(8,423,000)

Net loss per common and common equivalent share
  As reported..................................................      $(2.66)
  Pro forma....................................................      $(2.81)

    The fair value of options granted under the Company's Stock Incentive Plan during 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of 50%, risk free interest rate of 7.0%, assumed forfeiture rate of 0%, and an expected life of 6 years for the options granted on September 17, 1996 and 8 years for those granted on November 21, 1996.

NOTE 8--COMMITMENTS AND CONTINGENCIES

    LITIGATION
    During the ordinary course of business, the Company has become a party to pending and threatened legal actions and proceedings. Management of the Company is of the opinion that the outcome of the currently known legal actions and proceedings will not, singly or in the aggregate, have a material effect on the consolidated financial position and operating results of the Company.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 8--COMMITMENTS AND CONTINGENCIES (CONTINUED)
    SUBSEQUENT EVENT


    On April 2, 1997, six former FHP stockholders filed a class action lawsuit entitled BRADY, ET. AL. V ANDERSON ET. AL. in U.S. District Court for the Central District of California. The lawsuit alleges certain violations of federal securities laws and common law by certain of the former directors and officers of FHP (many of whom are directors and/or officers of the Company), including material misrepresentations in connection with the FHP Merger and the separation of the Company from FHP. The plaintiffs seek unspecified damages and other relief. The Company has not been named as a defendant in the lawsuit. Pursuant to the terms of the FHP Merger, Pacificare Holdings has notified the defendants that it will assume the defense of this action.


    REGULATED OPERATIONS

    The health care industry is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. The Company believes that its operations as described herein are in substantial compliance with applicable law. The ability of the Company to operate profitably will depend in part upon the Talbert Medical Groups and their affiliated physicians obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable health care regulations.

NOTE 9--RECAPITALIZATION

    FHP initially capitalized and incorporated TMMC and THSC on September 15, 1995 and December 6, 1995, respectively, with a combined cash contribution of $91,000. On January 1, 1996, TMMC and THSC assumed the operations and certain assets and liabilities that had previously been recorded on the books of FHP's staff model. As part of this assumption, FHP retained certain medical claims payable ($12,831,000) and contributed cash of $5,055,000 to the Company. As a result, the Company's retained deficit at January 1, 1996 of $17,886,000 was eliminated.

NOTE 10--STOCKHOLDERS' DEFICIT

    The Company's Certificate of Incorporation provides for the issuance of 1,200,000 shares of preferred stock, par value $0.01 per share, and 15,000,000 shares of common stock, par value $0.01 per share. Dividends may be declared and paid to the holders in cash, property or other securities out of any net profits or net assets available therefor.

    On September 17, 1996 the Board of Directors approved a one-for-3.33 reverse split of TMMC's Common Stock. All share and per share information in the accompanying consolidated financial statements have been retroactively restated to reflect this reverse stock split.

    Management and other investors (the "Management Investors") own 7.6% of the Company's outstanding shares ("Management Shares"). Transfer of the Management Shares is restricted. The Management Investors will not have the ability to sell or transfer Management Shares until such restrictions lapse. Forty percent of the shares issued to each Management Investor vested by December 31, 1996 and the remainder will vest each July 1 until July 1, 1999 beginning July 1, 1997. With certain exceptions, if a Management Investor terminates his or her employment relationship with his or her respective employer before certain shares vest, FHP has an option, but not the obligation, to repurchase the restricted shares

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 10--STOCKHOLDERS' DEFICIT (CONTINUED) from the Management Investor for their original purchase price. In addition, pursuant to certain performance purchase options, if certain financial goals are not met at the vesting dates, up to 20% of the otherwise then-vesting shares become subject to repurchase by FHP at the original purchase price.

    As the Management Investors will not be making a capital contribution, the Company has recognized stock compensation expense representing the portion of the Capital Contribution made by FHP that could be deemed to accrue to the Management Investors. Total compensation expense of $5.1 million (7.6% of the total Capital Contribution of $67 million) will be recognized over the vesting period of the restricted shares of Common Stock held by the Management Investors. As of December 31, 1996, restrictions with respect to 40% of the Management Shares had lapsed, and accordingly the Company recognized approximately $2.3 million of stock compensation expense for the year ended December 31, 1996.

    RIGHTS AGREEMENT. As of the expiration of the Rights Offering (the "Expiration Date"), pursuant to a Stockholder Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, the Company has declared a dividend distribution to all holders of Common Stock of a right to purchase a unit initially consisting of one one-hundredth of a share of Junior Participating Preferred Stock upon the terms and conditions set forth in that agreement. The Stockholder Rights Agreement is designed to give the Board of Directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. In the event of a takeover attempt, the holders of the rights may exercise them to purchase Common Stock at a 50% discount, or, in the event of a "squeeze-out" transaction where the Company would not be the surviving entity, the acquiring company's common stock at a 50% discount. The issuance of these rights may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

    The Stockholder Rights Agreement provides for a trigger percentage of 8% for the 90-day period following the Expiration Date, and 15% thereafter. Certain persons who acquire Common Stock in excess of the trigger percentage will not trigger the rights, including, with certain limitations, (i) persons who acquire such Common Stock solely as a result of the exercise of Rights distributed to them in the Offering, (ii) FHP, if it acquires such Common Stock solely through the transfer of shares unsubscribed in the Offering, and (iii) transferees of FHP, if FHP acquires in excess of 20% of the outstanding Common Stock solely through the transfer of shares unsubscribed in the Offering.

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

NOTE 11--UNAUDITED QUARTERLY INFORMATION

                                                                                 QUARTER ENDED
                                                               --------------------------------------------------
                                                                MARCH 31    JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                               ----------  ----------  ------------  ------------
                                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended December 31, 1996:
  Revenue....................................................  $  117,395  $  119,097   $  112,452    $  111,602
  Operating loss.............................................      (2,249)     (3,223)      (4,503)       (3,782)
  Loss before income tax benefit.............................      (2,018)     (2,803)      (3,954)       (3,291)(1)
  Net loss...................................................      (1,174)     (1,630)      (2,299)       (2,876)
  Loss per common and common equivalent share................       (0.39)      (0.54)       (0.77)        (0.96)
Year Ended December 31, 1995:
  Revenue....................................................  $  133,719  $  132,167   $  113,479    $  116,334
  Operating loss.............................................     (10,558)    (12,730)     (15,894)       (9,180)
  Loss before income tax benefit.............................     (10,558)    (12,730)     (15,894)       (9,180)
  Net loss...................................................      (6,244)     (7,530)      (9,402)       (5,432)
  Loss per common and common equivalent share................       (2.08)      (2.51)       (3.14)        (1.81)

------------------------

(1) Includes recognition of non tax-deductible stock compensation expense of approximately $2.3 million.

    In the opinion of management, all adjustments necessary to fairly present the unaudited quarterly information are included for all quarters presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN TO THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary........................................................    3
Risk Factors..............................................................   13
The Company...............................................................   21
The Offering..............................................................   23
Financial Statements......................................................   26
Use of Proceeds...........................................................   27
Dividend Policy...........................................................   27
Capitalization............................................................   27
Selected Consolidated Financial Data......................................   28
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   31
Business..................................................................   38
Management................................................................   50
Certain Transactions......................................................   64
Relationship with FHP and PacifiCare Following the Offering...............   66
Principal Stockholders....................................................   70
Description of Capital Stock..............................................   72
Legal Matters.............................................................   75
Experts...................................................................   75
Additional Information....................................................   75
Index to Consolidated Financial Statements................................  F-1

                            ------------------------

    UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,772,000 SHARES

                                     [logo]

                                TALBERT MEDICAL
                                   MANAGEMENT
                                    HOLDINGS
                                  CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                                 APRIL   , 1997
                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Securities and Exchange Commission.

ITEM                                                                                           AMOUNT
------------------------------------------------------------------------------------------  ------------
Securities and Exchange Commission registration fee.......................................  $     18,060
Financial advisor expenses................................................................       450,000
Printing and engraving expenses...........................................................       325,000
Legal fees and expenses...................................................................       735,000
Accounting fees and expenses..............................................................       325,000
Miscellaneous.............................................................................        46,940
                                                                                            ------------
    Total.................................................................................  $  1,900,000
                                                                                            ------------
                                                                                            ------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    See "Management--Limitations on Liability of Officers and Directors," contained in the Prospectus.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In connection with the formation of TMMC and THSC, FHP purchased 9,187,500 shares of common stock of TMMC for $91,875 and 510 shares of common stock of THSC for $1,010.

    On March 15, 1996, TMMC and THSC entered into an agreement to issue 270,000 shares (adjusted for a subsequent 3-for-10 reverse stock split) and 45 shares, respectively, of their common stock to the Management Investors for aggregate consideration of $8,125 and $90, respectively, as an inducement for the Management Investors to remain in the service of the companies and as an incentive for increased efforts during their service. The securities were issued with a restrictive legend thereon, and are subject to other restrictions, including buy-back rights of FHP, contained in the Management Stock Purchase Agreement, a copy of which is filed as an exhibit to the Registration Statement and is incorporated herein by reference. See "Certain Transactions." FHP subsequently repurchased approximately 4,500 TMMC shares and 1 THSC share pursuant to its buy-back rights upon the departure of certain Management Investors from the Company or FHP.

    At the Effective Time, the Company exchanged 228,000 shares of its Common Stock to the Management Investor for 265,580 shares of common stock TMMC and THSC (which represent 7.6% of the outstanding common stock of those companies). These securities were issued with a restrictive legend thereon, and are subject to other restrictions, including buy-back rights of FHP, contained in the Management Stock Purchase Agreement. See "Certain Transactions" and "Relationship with FHP and PacifiCare Following the Offering."

    The Company believes the securities transactions referred to under this item were exempt from registration by virtue of Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


 EXHIBIT
 NUMBER    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    +2.1   Amended and Restated Agreement and Plan of Reorganization dated as of November 11, 1996 among
             PacifiCare Health Systems, Inc., N-T Holdings, Inc., Neptune Merger Corp., Tree Acquisition Corp. and
             FHP International Corporation.
    +3.1   Certificate of Incorporation of Talbert Medical Management Holdings Corporation, as amended to date.
    +3.2   Bylaws of Talbert Medical Management Holdings Corporation, as amended to date.
    +4.1   Rights Agreement dated as of the Expiration Date between Talbert Medical Management Holdings
             Corporation and American Stock Transfer & Trust Company.
    +4.2   Management Stock Purchase Agreement dated as of March 15, 1996, as amended, between Talbert Medical
             Management Holdings Corporation, Talbert Medical Management Corporation, Talbert Health Services
             Corporation, FHP International Corporation and the investors who are signatories thereto.
    +4.3   Specimen form of Subscription Certificate.
    +4.4   Specimen form of Common Stock Certificate.
    *5.1   Opinion of O'Melveny & Myers LLP.
    *8.1   Tax Opinion of O'Melveny & Myers LLP.
   +10.1   Form of Provider Agreement dated as of November 6, 1996 between certain HMO subsidiaries of FHP
             International Corporation and the Talbert Medical Groups.
   +10.2   Form of Provider Agreement dated as of November 6, 1996 between the California HMO subsidiary of
             PacifiCare Health Systems, Inc. and the Talbert Medical Groups.
   +10.3   Stock Purchase Agreement dated as of February 14, 1997 between Talbert Medical Management Holdings
             Corporation and FHP International Corporation.
   +10.4   Standstill Agreement dated as of February 14, 1997 between Talbert Medical Management Holdings
             Corporation and FHP International Corporation.
   +10.5   Amended and Restated Real Estate and Equipment Master Transfer Agreement dated as of February 13, 1997 among Talbert Medical Management Corporation, Inc., FHP, Inc., FHP of Utah, Inc. and FHP of New
             Mexico, Inc.
   +10.6   Letter Agreement among Talbert Medical Management Corporation and FHP, Inc., FHP of Utah, Inc. and FHP
             of New Mexico, Inc.
   +10.7   Administrative Services Agreement dated as of February 14, 1997 between Talbert Medical Management
             Corporation and FHP International Corporation.
   +10.8   Employee Benefits and Compensation Allocation Agreement dated as of February 14, 1997 between Talbert
             Medical Management Holdings Corporation and FHP International Corporation.
   +10.9   Tax Allocation Agreement dated as of February 14, 1997 among Talbert Medical Management Holdings
             Corporation, Talbert Medical Management Corporation, Talbert Health Services Corporation and FHP
             International Corporation.
   +10.10  Allocation of Liabilities and Indemnification Agreement dated as of February 14, 1997 among Talbert
             Medical Management Holdings Corporation, Talbert Medical Management Corporation, Talbert Health
             Services Corporation and FHP International Corporation.
   +10.11  Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan.

 EXHIBIT
 NUMBER    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   +10.12  Form of Stock Option Agreement between Talbert Medical Management Holdings Corporation and certain members of management.
   +10.13  Form of Stock Option Agreement between Talbert Medical Management Holdings Corporation and certain non-employee directors.
   +10.14  Talbert Medical Management Holdings Corporation Employee Stock Ownership Plan.
   +10.15  Talbert Medical Management Holdings Corporation Deferred Compensation Plan.
   +10.16  Talbert Medical Management Holdings Corporation Money Purchase Pension Plan.
   +10.17  Form of Indemnification Agreement between Talbert Medical Management Holdings Corporation and its
             officers and directors.
   +10.18  Form of Employment Agreement between Talbert Medical Management Holdings Corporation and certain officers who are signatories thereto.
   +10.19  Form of Chief of Staff Agreement between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.20  Form of Share Control Agreement (non-California) between Talbert Medical Management Corporation and certain individuals who are signatories thereto.
   +10.21  Form of Share Control Agreement (California) between Talbert Medical Management Corporation and certain individuals who are signatories thereto.
   +10.22  Form of Management Services Agreement (non-California) between Talbert Medical Management Corporation and the Talbert Medical Groups.
   +10.23  Form of Management Service Agreement (California) between Talbert Medical Management Corporation and the Talbert Medical Groups.
   +10.24  Form of Physician Employment Agreement (non-Utah) between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.25  Form of Physician Employment Agreement (Utah) between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.26  Interim Operations Agreement
   +11.1   Statement re computation of per share earnings
   +21.1   Subsidiaries of Talbert Medical Management Holdings Corporation
   *23.1   Consent of Deloitte & Touche LLP
   *23.2   Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
   +24.1   Power of attorney (see page II-6)


------------------------

*   Filed herewith.

+   Filed previously.

    (B) FINANCIAL STATEMENT SCHEDULE

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                        YEARS ENDED 1994, 1995 AND 1996

                                                                   BALANCE AT    CHARGED TO                 BALANCE AT
                                                                    BEGINNING     COST AND                    END OF
                                                                    OF PERIOD     EXPENSES     WRITE-OFFS     PERIOD
                                                                   -----------  -------------  -----------  -----------
                                                                                  (AMOUNTS IN THOUSANDS)
Allowance for doubtful accounts:
  Accounts Receivable
  Year Ended December 31, 1994...................................   $   5,018         1,500        (1,132)   $   5,386
  Year Ended December 31, 1995...................................   $   5,386           952          (860)   $   5,478
  Year Ended December 31, 1996...................................   $   5,478         3,711        (1,897)   $   7,292

    All other schedules are omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes hereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Costa Mesa, State of California, on this 15th day of April, 1997.


                                           TALBERT MEDICAL MANAGEMENT HOLDINGS
                                                       CORPORATION
                                          By:       /s/ JACK D. MASSIMINO

                                             -----------------------------------
                                                      Jack D. Massimino
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

                               POWER OF ATTORNEY

    KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Jack D. Massimino and Walter R. Stone and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments to this Registration Statement, and to file same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 has been signed on April 15, 1997 by the following persons in the capacities indicated.


                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                /s/ JACK D. MASSIMINO
     -------------------------------------------        President and Chief Executive Officer (Principal
                         Jack D. Massimino                Executive Officer)

                 /s/ WALTER R. STONE
     -------------------------------------------        Vice President, Finance, Treasurer and Secretary
                          Walter R. Stone                 (Principal Financial and Accounting Officer)

                          *
     -------------------------------------------        Director
                         Jack R. Anderson

     -------------------------------------------        Director
                     Richard M. Burdge, Sr.

                          *
     -------------------------------------------        Director
                          Warner Heineman

     -------------------------------------------        Director
                         Van B. Honeycutt

                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------                                Director
                           Alan R. Hoops

                          *
     -------------------------------------------                                Director
                         Jeffrey M. Folick

                          *
     -------------------------------------------                                Director
                    Robert W. Jamplis, M.D.

                          *
     -------------------------------------------                                Director
                         Robert C. Maxson

                          *
     -------------------------------------------                                Director
                      Westcott W. Price III

          *By:        /s/ JACK D. MASSIMINO
     -------------------------------------------
                  Jack D. Massimino
                   ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


EXHIBITS                                                                                                      PAGE
---------                                                                                                   ---------
    +2.1   Amended and Restated Agreement and Plan of Reorganization dated as of November 11, 1996 among
             PacifiCare Health Systems, Inc., N-T Holdings, Inc., Neptune Merger Corp., Tree Acquisition
             Corp. and FHP International Corporation.
    +3.1   Certificate of Incorporation of Talbert Medical Management Holdings Corporation, as amended to date.
    +3.2   Bylaws of Talbert Medical Management Holdings Corporation, as amended to date.
    +4.1   Rights Agreement dated as of the Expiration Date between Talbert Medical Management Holdings
             Corporation and American Stock Transfer & Trust Company.
    +4.2   Management Stock Purchase Agreement dated as of March 15, 1996, as amended, between Talbert
             Medical Management Holdings Corporation, Talbert Medical Management Corporation, Talbert
             Health Services Corporation, FHP International Corporation and the investors who are signatories thereto.
    +4.3   Specimen form of Subscription Certificate.
    +4.4   Specimen form of Common Stock Certificate.
    *5.1   Opinion of O'Melveny & Myers LLP.
    *8.1   Tax Opinion of O'Melveny & Myers LLP.
   +10.1   Form of Provider Agreement dated as of November 6, 1996 between certain HMO subsidiaries of FHP
             International Corporation and the Talbert Medical Groups.
   +10.2   Form of Provider Agreement dated as of November 6, 1996 between the California HMO subsidiary of PacifiCare Health Systems, Inc. and the Talbert Medical Groups.
   +10.3   Stock Purchase Agreement dated as of February 14, 1997 between Talbert Medical Management
             Holdings Corporation and FHP International Corporation.
   +10.4   Standstill Agreement dated as of February 14, 1997 between Talbert Medical Management Holdings
             Corporation and FHP International Corporation.
   +10.5   Amended and Restated Real Estate and Equipment Master Transfer Agreement dated as of February
             13, 1997 among Talbert Medical Management Corporation, Inc., FHP, Inc., FHP of Utah, Inc. and
             FHP of New Mexico, Inc.
   +10.6   Letter Agreement among Talbert Medical Management Corporation and FHP, Inc., FHP of Utah, Inc.
             and FHP of New Mexico, Inc.
   +10.7   Administrative Services Agreement dated as of February 14, 1997 between Talbert Medical
             Management Corporation and FHP International Corporation.
   +10.8   Employee Benefits and Compensation Allocation Agreement dated as of February 14, 1996 between
             Talbert Medical Management Holdings Corporation and FHP International Corporation.
   +10.9   Tax Allocation Agreement dated as of February 14, 1997 among Talbert Medical Management
             Holdings Corporation, Talbert Medical Management Corporation, Talbert Health Services
             Corporation and FHP International Corporation.
   +10.10  Allocation of Liabilities and Indemnification Agreement dated as of               , 1997 among
             Talbert Medical Management Holdings Corporation, Talbert Medical Management Corporation,
             Talbert Health Services Corporation and FHP International Corporation.
   +10.11  Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan.
   +10.12  Form of Stock Option Agreement between Talbert Medical Management Holdings Corporation and certain members of management.
   +10.13  Form of Stock Option Agreement between Talbert Medical Management Holdings Corporation and certain non-employee directors.
   +10.14  Talbert Medical Management Holdings Corporation Employee Stock Ownership Plan.

EXHIBITS                                                                                                      PAGE
---------                                                                                                   ---------
   +10.15  Form of Talbert Medical Management Holdings Corporation Deferred Compensation Plan.
   +10.16  Talbert Medical Management Holdings Corporation Money Purchase Pension Plan.
   +10.17  Form of Indemnification Agreement between Talbert Medical Management Holdings Corporation and its officers and directors.
   +10.18  Form of Employment Agreement between Talbert Medical Management Holdings Corporation and certain officers who are signatories thereto.
   +10.19  Form of Chief of Staff Agreement between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.20  Form of Share Control Agreement (non-California) between Talbert Medical Management Corporation and certain individuals who are signatories thereto.
   +10.21  Form of Share Control Agreement (California) between Talbert Medical Management Corporation and certain individuals who are signatories thereto.
   +10.22  Form of Management Services Agreement (non-California) between Talbert Medical Management
             Corporation and the Talbert Medical Groups.
   +10.23  Form of Management Service Agreement (California) between Talbert Medical Management
             Corporation and the Talbert Medical Groups.
   +10.24  Form of Physician Employment Agreement (non-Utah) between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.25  Form of Physician Employment Agreement (Utah) between the Talbert Medical Groups and certain individuals who are signatories thereto.
   +10.26  Interim Operations Agreement
   +11.1   Statement re computation of per share earnings
   +21.1   Subsidiaries of Talbert Medical Management Holdings Corporation
   *23.1   Consent of Deloitte & Touche LLP
   *23.2   Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
   +24.1   Power of attorney (see page II-6)


------------------------

*   Filed herewith.

+   Filed previously.